     As filed with the Securities and Exchange Commission on July 9, 1999
                                                     Registration No. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                               ---------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                               ---------------
                            ALTEON WEBSYSTEMS, INC.
            (Exact name of registrant as specified in its charter)
                               ---------------
       Delaware                     3679                     77-0429769
    (State or other           (Primary Standard            (I.R.S Employer
    jurisdiction of              Industrial            Identification Number)
   incorporation or          Classification Code
     organization)                 Number)
                               ---------------
                            50 Great Oaks Boulevard
                          San Jose, California 95119
                                (408) 360-5500
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ---------------
                                Dominic P. Orr
                     President and Chief Executive Officer
                            Alteon WebSystems, Inc.
                            50 Great Oaks Boulevard
                          San Jose, California 95119
                                (408) 360-5500
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ---------------
                                  Copies to:

         Eric C. Jensen, Esq.                 Laird H. Simons III, Esq.
          Cooley Godward LLP                  Dennis R. Debroeck, Esq.
         Five Palo Alto Square                 Edward M. Urschel, Esq.
          3000 El Camino Real                    Fenwick & West LLP
          Palo Alto, CA 94306                   Two Palo Alto Square
            (650) 843-5000                       Palo Alto, CA 94306
                                                   (650) 494-0600
                               ---------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.
                               ---------------
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                               ---------------
                        CALCULATION OF REGISTRATION FEE

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                                                                Proposed
  Title of each Class of                                        Maximum      Amount of
     Securities to be                                          Aggregate    Registration
        Registered                                           Offering Price     Fee
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Common Stock, par value $.001 per share....................   $51,000,000     $14,178
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(1) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
                               ---------------
  The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities, and it is not soliciting an offer to buy +
+these securities in any jurisdiction where the offer or sale is not           +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   Subject to Completion, dated July  , 1999

PROSPECTUS


                                        Shares


                                     [LOGO]

                                  Common Stock

--------------------------------------------------------------------------------

     This is our initial public offering of shares of common stock. We are
        offering    shares. No public market currently exists for our
           shares. We propose to list our shares on the Nasdaq
              National Market under the symbol "ATON." We expect
                 the public offering price to be between    and
                       per share.

    Investing in our shares involves risks. "Risk Factors" begin on page 7.

                                                                     Per
                                                                    Share Total
                                                                    ----- -----
Public Offering Price.............................................. $     $
Underwriting Discount.............................................. $     $
Proceeds to Alteon WebSystems...................................... $     $

  We have granted the underwriters a 30 day option to purchase up to additional shares of common stock solely to cover over-allotments, if any.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers expects to deliver the shares on or about      , 1999.

--------------------------------------------------------------------------------

Lehman Brothers                                    BancBoston Robertson Stephens

                           Thomas Weisel Partners LLC

      , 1999

  [Description of Inside Front Cover Graphic: Graphic depicts a toy race car.
   Caption states "Speed doesn't kill slow kills." Graphic also has the name Alteon WebSystems and the phrase "Web speed for e-business." Graphic also lists
                               Alteon customers.]

  [Description of gatefold graphics: Graphic depicts three interlocking gears, with boxes on the top of each gear representing our products and different users of our products. Caption in upper left-hand corner states "Enhancing Web
  Performances for E-Business/Shifting Gears to Web-working." The graphic also contains our name and logo with the phrase, "Web Speed for e-Business." The graphic also has the following captions:

                                  WEB HOSTERS
 We help Web hosters serve more customers, reduce operating expenses and offer new services by improving infrastructure availability, load balancing Web servers and controlling traffic flow.

                              E-COMMERCE COMPANIES
  We help e-commerce companies improve customers' Web experiences by enhancing the performance of Web servers and firewalls and by improving availability.

                                      ISPs
  We help Internet Service Providers improve performance and reduce bandwidth costs by automatically redirecting and load balancing Web requests to caches.

                                    PORTALS
 We help portals increase page views, improve availability and enhance user Web experience by load balancing their Web traffic across local and geographically dispersed server farms.

                               CONTENT PUBLISHERS
We help content publishers improve content availability by load balancing their Web traffic across both local and geographically dispersed server farms.

                                  ENTERPRISES
   We help enterprises keep pace with Web traffic growth by enabling them to upgrade their Web data center infrastructure to Gigabit Ethernet while load balancing firewalls and Web servers to improve overall system performance.]

                               TABLE OF CONTENTS

                                                                      Page
                                                                      ----
Prospectus Summary....................................................   4
Risk Factors..........................................................   7
Use of Proceeds.......................................................  19
Dividend Policy.......................................................  19
Capitalization........................................................  20
Dilution..............................................................  21
Selected Consolidated Financial Data..................................  22
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations...........................................................  24
Business..............................................................  30
Management............................................................  48
Related Party Transactions............................................  57
Principal Stockholders................................................  59
Description of Capital Stock..........................................  61
Shares Eligible for Future Sale.......................................  63
Underwriting..........................................................  65
Legal Matters.........................................................  67
Experts...............................................................  67
Where You Can Find More Information...................................  67
Index to Consolidated Financial Statements............................ F-1

                               ----------------

                             ABOUT THIS PROSPECTUS

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy common stock in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. This preliminary prospectus is subject to completion prior to this offering.

  Some of the statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," and elsewhere in this prospectus are "forward-looking statements." These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "plans," "seeks," "should" or "will" or the negative of these terms or similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under "Risk Factors."

   We have filed for federal trademark registration for Alteon and the Alteon logo. Other trademarks and trade names appearing in this prospectus are the property of their holders.

  Until    , 1999, all dealers selling shares of the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements and notes appearing elsewhere in this prospectus. Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their over-allotment option, assumes the conversion of all of our preferred stock into common stock upon completion of this offering and reflects the 3 for 2 split of our common stock that occurred on June 28, 1999.

  We are a leading provider of next generation Internet infrastructure solutions that are designed to enable e-businesses to meet the demands resulting from the rapid growth of the Internet. Our Web data center products, which include switches, server adapters and software, are optimized to meet the specific challenges of managing Web traffic and provide the high performance and availability of leading networking infrastructure solutions. We refer to this combination of capabilities as Web-working. Our solutions are designed to increase the performance, availability, scalability, manageability and control of Web servers and Web data center infrastructure. Our solutions are built on a technology core that consists of our Web operating system, or Web OS, Internet traffic management software, a distributed processing architecture and our family of custom semiconductors, which we refer to as WebICs. We provide our Web-working solutions to e-commerce companies, Web portals, content publishers, Web hosting companies, Internet service providers and enterprises. Our customers include Compaq Computer Corporation, Concentric Network Corp., Frontier GlobalCenter, Hewlett-Packard Company, IBM Corporation, Intermedia Communications Inc., NEC Corporation (Japan), Ticketmaster Online-Citysearch Inc., 3Com Corporation, UUNet Technologies Inc., WebTV Networks, Inc. and Yahoo!.

  According to International Data Corporation, an industry research firm, the number of users of the Internet will increase from 97 million in 1998 to 502 million by the end of 2003. With the emergence of faster access technologies such as digital subscriber line, cable modem and wireless, the speed and flexibility with which users are accessing the Internet are also increasing. Because of the increasing capabilities and accessibility of the Internet, companies are building their business models around the Internet and developing mission-critical business applications. These e-businesses rely on the Web to communicate with customers, access and share business information, engage in marketing activities and conduct e-commerce transactions. However, existing Internet traffic management solutions, consisting of traditional switches and routers as well as single function, software-based traffic management devices, generally lack the combination of speed and intelligence required to manage Web traffic efficiently.

  All of our products are designed to enhance the performance of Web data centers for e-businesses. Our products include the ACEdirector and Alteon 180 Series of Web switches, Web OS and our ACEnic server adapters, as well as our Alteon 700 Series of Web switches, which is scheduled to begin early customer testing in July 1999. The key benefits of our products include:

  . High-Speed, Web Intelligent Switching. Our Web switches and Web OS combine high performance Fast Ethernet and Gigabit Ethernet connectivity and Web session switching capabilities with a broad set of Web traffic control functions. Our current Web switches offer Web session management at a rate of approximately 74,000 sessions per second on a Fast Ethernet port, which we believe is the maximum possible session switching rate, or "wire speed," for Fast Ethernet.

  . Rapid and Efficient Scalability. Web OS, our distributed architecture and
    WebICs allow the capacity of our Web switches to be increased rapidly and efficiently simply by adding more ports.

  . System-Level High Availability. Our Web switches monitor the status and performance of each server, server farm and server location and redirect traffic to alternate servers and Web data centers in the event of a system failure or server overload.

  . Increased Flexibility. Our Web switches are designed to select and direct
    Internet traffic flexibly and transparently, enabling e-businesses to increase infrastructure efficiency.

  . Enhanced Control. Our Alteon 700 Series of Web switches is designed to allow Web data center administrators to allocate and prioritize bandwidth to control resource usage.

  . Cost Effectiveness. Our Web data center infrastructure solutions integrate multiple traffic management functions in a single Web switch, which is intended to allow e-businesses to reduce capital, management and training costs.

  Our objective is to be the leading supplier of Web-working infrastructure solutions. The key elements of our strategy are to:

  . Extend our early market leadership in the Web-working market;

  . Leverage our Web-working technology leadership;

  . Build our relationships with key players in the Internet marketplace;

  . Increase our penetration of leading e-businesses;

  . Expand our supplier relationships with leading server manufacturers; and

  . Enhance our customer service and support.

  Our principal executive offices are located at 50 Great Oaks Boulevard, San Jose, California 95119. Our telephone number is (408) 360-5500. We were incorporated in Delaware on March 18, 1996. Our Web site address is www.alteon.com. Information contained on our Web site does not constitute part of this prospectus.

                                  THE OFFERING

 Common stock offered by Alteon WebSystems..........    shares
 Common stock to be outstanding after the offering..    shares
 Use of proceeds.................................... For working capital and other general corporate
                                                     purposes. See "Use of
                                                     Proceeds."
 Proposed Nasdaq National Market symbol............. "ATON"

  The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 1999, and excludes:

  . 4,336,865 shares underlying options outstanding as of June 30, 1999 at a weighted average exercise price of $0.92 per share;

  .  6,018,202 shares available for future grants under our option plan; and

  . 1,500,000 shares available for issuance under our employee stock purchase plan.

                      Summary Consolidated Financial Data

  The following tables summarize our consolidated financial data. The pro forma information contained in the consolidated statements of operations data and the pro forma column of the balance sheet data give effect to the automatic conversion of each outstanding share of convertible preferred stock into common stock upon the completion of this offering. The pro forma as adjusted column of the balance sheet data reflects the sale of shares of our common stock at an
assumed initial public offering price of    per share, after deducting the
estimated underwriting discount and offering expenses payable by us.

                                                                  Nine Months
                          March 18, 1996 Year Ended June 30,    Ended March 31,
                          (Inception) to ---------------------  ----------------
                          June 30, 1996    1997        1998      1998     1999
                          -------------- ---------  ----------  -------  -------
                               (in thousands, except per share amounts)
Consolidated Statements
 of Operations Data:
Net sales...............      $   --     $     178  $   13,572  $ 9,775  $18,388
Cost of sales...........          --           637       7,893    5,801    9,381
                              ------     ---------  ----------  -------  -------
Gross profit (loss).....          --          (459)      5,679    3,974    9,007
Operating expenses:
  Sales and marketing...          19         1,921       6,485    4,318    8,934
  Research and
   development..........         176         4,782       8,816    6,416    7,086
  General and
   administrative.......          98           744       1,505      973    1,813
                              ------     ---------  ----------  -------  -------
    Total operating
     expenses...........         293         7,447      16,806   11,707   17,833
                              ------     ---------  ----------  -------  -------
Loss from operations....        (293)       (7,906)    (11,127)  (7,733)  (8,826)
Interest income (ex-
 pense), net............          20           122         322      341      189
                              ------     ---------  ----------  -------  -------
Loss before income tax-
 es.....................        (273)       (7,784)    (10,805)  (7,392)  (8,637)
Income taxes............           1             1           1       --       --
                              ------     ---------  ----------  -------  -------
Net loss................      $ (274)    $  (7,785) $  (10,806) $(7,392) $(8,637)
                              ======     =========  ==========  =======  =======
Basic and diluted loss
 per common share.......      $(0.48)    $   (5.15) $    (2.18) $ (1.58) $ (1.19)
                              ======     =========  ==========  =======  =======
Basic and diluted common
 shares used in
 computation............         569         1,511       4,951    4,670    7,245
                              ======     =========  ==========  =======  =======
Pro forma basic and di-
 luted loss per common
 share..................                            $    (0.53)          $ (0.36)
                                                    ==========           =======
Shares used in pro forma
 basic and diluted loss
 per common share.......                                20,323            24,169
                                                    ==========           =======

                                                      As of March 31, 1999
                                                  -----------------------------
                                                                     Pro Forma
                                                  Actual  Pro Forma As Adjusted
                                                  ------- --------- -----------
                                                         (in thousands)
Consolidated Balance Sheet Data:
Cash and equivalents............................. $ 9,430  $ 9,430
Working capital..................................   7,934    7,934
Total assets.....................................  19,875   19,875
Long-term obligations, less current portion......   1,488    1,488
Stockholders' equity:
  Convertible preferred stock....................  37,134      --
  Common stock...................................   1,913   39,047
  Total stockholders' equity.....................   9,966    9,966

                                  RISK FACTORS

  An investment in our common stock is risky. You should carefully consider the following risks, as well as the other information contained in this prospectus. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business.

Because we have a limited operating history, it is difficult to evaluate our business.

  We were founded on March 18, 1996 and have a limited operating history, which makes an evaluation of our prospects difficult. In addition, the revenues and income potential of our business and market are unproven. You must consider our business and prospects in light of the risks and difficulties typically encountered by companies in their early stages of development, particularly those in new and rapidly evolving markets such as the Internet traffic management industry. Some of the specific risks we face include our ability to:

  . successfully develop, commercially produce and achieve significant market acceptance of our next generation of products, including our Alteon 700 Series of Web switches;
  . educate prospective customers about the benefits and uses of Internet traffic management solutions in general, and our products in particular; . develop and maintain strong relationships with server vendors, other original equipment manufacturers, or OEMs, and resellers;
  . expand our domestic and international sales efforts;
  . continue to attract and retain qualified personnel, particularly in the areas of sales, marketing and engineering; and . manage growing operations.

Our quarterly operating results are volatile and may cause our stock price to fluctuate.

  Our quarterly operating results have varied significantly in the past and are likely to vary significantly in the future, which makes it difficult for us to predict our future operating results. Factors that could cause our operating results to fluctuate include:

  . changes in the mix of products we sell;
  . the timing of the development and release of our Alteon 700 Series of Web switches, as well as other product enhancements or new products, and our ability to manage product transitions;
  . deferrals of customer orders in anticipation of product enhancements or new products;
  . announcement or market acceptance of product enhancements or new products offered by our competitors;
  . the length and variability of our sales cycle;
  . the mix of channels through which we sell our products;
  . the timing and amount of orders from our OEMs' and resellers' customers; . deferrals of customer orders by our potential customers as companies attempt to stabilize their computer systems in order to reduce the risk of computer system problems associated with the occurrence of the Year 2000; and
  . general economic conditions and economic conditions specific to the Internet traffic management industry.

  Because of these factors, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as an indicator of our future performance. Our operating results will likely be below the expectations of public market analysts and investors in some future quarter or quarters. If this occurs, the price of our common stock will probably decline.

  In addition, a significant portion of our sales has occurred near the end of a quarter. Accordingly, a delay in an anticipated sale past the end of a particular quarter may harm our results of operations for that quarter. Furthermore, we base our decisions regarding our operating expenses on anticipated revenue trends, and our expense levels are relatively fixed. Consequently, if revenue levels fall below our expectations, we may suffer unexpected losses because only a small portion of our expenses vary with our revenues.

We have incurred losses, and we expect to incur significant future operating expenses and losses.

  We have experienced operating losses in each quarterly and annual period since inception. We incurred net losses of $10.8 million for the year ended June 30, 1998, our fiscal 1998, and $8.6 million for the nine-month period ended March 31, 1999. Although our net sales have grown in recent quarters, we may not be able to achieve future revenue growth or achieve or sustain profitability. We intend to increase our operating expenses substantially, particularly expenses related to expanding our sales and marketing activities, developing new distribution channels and increasing levels of research and development. If we fail to achieve and sustain significant increases in our quarterly net sales, we may not be able to increase our investment in these areas. We cannot predict when we will be profitable, if at all. If we continue to incur net losses and never attain profitability, our stock price is likely to decline.

Our business reputation and future revenues depend on the successful development and volume production of products incorporating our next generation of WebICs and Web OS, including our Alteon 700 Series of Web switches.

  We expect to derive a significant portion of our revenues from sales of products containing our next generation of WebICs. We expect to begin customer testing of the first product using this generation of WebICs, our Alteon 700 Series of Web switches, in July 1999. The WebIC in this product is very complicated, and its development has been delayed repeatedly. We have not completed internal testing of this WebIC. If we discover significant defects, commercial release of our next-generation Web switch could be delayed significantly, particularly if the WebIC must be re-manufactured by LSI Logic Corporation, our WebIC manufacturer. Our next generation of Web switches also requires the successful development of a new version of Web OS. Development of this software is also complex and could be subject to delay.

  To date, we have produced only a few of our Alteon 700 Series of Web switches and do not have any experience in manufacturing them. Because of the complexity of the WebICs and the supporting Web OS software, there is a risk that we will experience unanticipated problems with the manufacturing, volume shipment or performance of these products.

  If we fail to launch commercially our Alteon 700 Series of Web switches in a timely manner:

  . revenues from our existing products could be inadequate to cover our expenses, including the cost of selling, marketing, developing and manufacturing new products;
  . our brand and reputation will be damaged; and . our competitors' products could achieve market acceptance and we would lose market share.

If our Alteon 700 Series of Web switches or other new products or product enhancements fail to achieve customer acceptance, or if we fail to manage product transitions, our business would be harmed.

  Our industry is characterized by very rapid technological change, frequent new product introductions and enhancements, changes in customer demands and evolving industry standards. Our existing products will be rendered less competitive or obsolete if we fail to introduce new products or product enhancements that anticipate the features and functionality that customers demand or ensure that they interoperate with current and emerging networking technologies. Our Alteon 700 Series of Web switches is still under development and has not been commercially released to customers, and we cannot assure you that it will achieve customer acceptance. The success of our Alteon 700 Series of Web switches and other new product introductions will depend on:

  . the ability of our products to meet customer needs and expectations regarding features, performance and robustness;
  . our ability to accurately anticipate industry trends and changes in technology standards; and
  . timely completion and introduction of new product designs and features.

  In addition, the introduction of new or enhanced products also requires that we manage the transition from older products to minimize disruption in customer ordering patterns and ensure that adequate supplies of new products can be delivered to meet customer demand. In particular, we expect our Alteon 700 Series of Web switches to begin early customer testing in July 1999. Our failure to manage the transition to this new product series would harm our business.

Because the Internet infrastructure consists primarily of products manufactured by Cisco Systems, Inc., Cisco has the ability to alter the fundamental technology underlying computer networking, which could render our products less competitive or obsolete.

  Our products are developed based on the current Internet infrastructure, consisting primarily of routers, switches and a network of hardware and software. Cisco is the leader in developing and marketing equipment and software that forms the backbone of this infrastructure. Cisco has a dominant market share and an extensive, loyal and entrenched customer base. If Cisco introduced or made an announcement regarding a new technology or product that had the potential to alter the manner in which computing devices communicated with each other over the Internet infrastructure, our products might be rendered less competitive or obsolete.

  In addition, Cisco offers a variety of Internet appliances and software that manage Internet traffic volume and we believe that Cisco plans to introduce a product that would compete directly with our products. Cisco has a longer operating history and significantly greater financial, technical, marketing and other resources than we do. Cisco also has broad strategic relationships with server vendors, OEMs, resellers and other software and hardware providers. As a result of these factors, Cisco may be able to respond more quickly than us to new or emerging technologies and changes in customer requirements than we can. In addition, Cisco may adopt an aggressive pricing policy to gain market share. This policy would harm our business because it would force us to reduce our prices significantly .

Future consolidation in the networking industry may harm our business.

  The networking industry is characterized by continued consolidation. We may not be able to compete successfully in an increasingly consolidated industry. Consolidation in our industry may result in a smaller number of competitors with greater resources and broader product lines, which could cause us to reduce the prices of our products or result in a loss of market share. Additionally, because we depend on strategic relationships with third parties in our industry, any consolidation involving these parties could reduce the demand for our products or otherwise harm our business.

Our markets are highly competitive, and customers may choose to purchase our competitors' products.

  We compete in a new, rapidly evolving and highly competitive sector of the networking industry. We expect competition to intensify in the future. Increased competition would likely reduce our prices, which would reduce our gross margins. Increased competition would likely cause us to lose market share. Our principal competitors include:

  . Large telecommunications and networking equipment companies. We face competition from large telecommunications and networking equipment companies such as Cisco and Nortel Networks Corporation. These companies have greater financial resources, longer operating histories, broader customer relationships, greater brand recognition and a broader set of products than we do. For example, Cisco offers a variety of Internet traffic management appliances and software that manage Internet traffic volume and we believe that it intends to introduce a product that would compete with our products. If Cisco or other companies bundled their products, incorporated an Internet traffic management component into existing switches or formed alliances with, or acquired competing Web traffic management products or companies, even if their products do not have comparable capabilities, they would be significant competitors and their activities could cause us to reduce our prices.

  . Other vendors of Internet traffic management services. A number of other private and public companies offer products designed to provide Internet traffic management solutions. Some of these companies offer products focused on a particular function, such as bandwidth management or load balancing. These products, with respect to a particular function, may be superior to ours. Some of these companies have longer operating histories, more resources and broader customer relationships than we do.

  Our competitors may respond more quickly to emerging technologies than we do. In the past, we have lost customers to competitors because we were not able to respond to their requests for additional features in a timely fashion. We may not be able to maintain or improve our competitive position against current or potential competitors, especially those with greater resources.

The timing of our revenues is difficult to predict because of our variable sales cycle.

  We cannot predict the timing of our revenues accurately because of the length and variability of our sales cycles and our limited experience in selling our products. As a result, if sales forecasted from specific customers for a particular quarter are not realized in that quarter, we may be unable to compensate for the revenue shortfall and our operating results would be harmed. The sales cycle for our products has ranged from two to three months for sales to smaller customers to one year or more for sales to large, established enterprises. Customers frequently begin by evaluating our products on a limited basis before deciding to purchase them. Generally, they consider a wide range of issues before committing to purchase our products, including product benefits, ability to interoperate with networking equipment and product reliability. Our competitors offer a wide variety of hardware or software products that purport to serve the needs addressed by our products. As a result, we must educate potential customers on the benefits of our products. While potential customers are evaluating our products and before they place an order with us, we may incur substantial sales and marketing expenses and expend significant management effort. Consequently, if orders for our products forecasted in a particular quarter do not occur in that quarter, our operating results for that quarter could be harmed.

If Internet traffic management solutions do not achieve widespread commercial acceptance, we will not be able to sell our products and our ability to increase revenues would be harmed.

  Widespread commercial acceptance of our products is critical to our future success. The market for Internet traffic management solutions is relatively new and rapidly evolving. Rather than utilizing comprehensive Internet traffic management solutions, most Web data center administrators manage Internet traffic by adding servers and interconnecting a variety of single function traffic management tools. Our ability to increase revenues in the future depends on the extent to which our potential customers recognize the value of our integrated Internet traffic management solutions. The acceptance of our products may be hindered by:

  . the failure of prospective customers to recognize the value of Internet traffic management solutions;
  . the reluctance of our prospective customers to replace or expand their current networking solutions, which may be supplied by more established vendors, with our products; and
  . the emergence of new technologies or industry standards which could cause our products to be less competitive or obsolete.

  In addition, because the market for Internet traffic management solutions is in an early stage of development, we cannot assess the size of the market accurately, and we have limited insight into trends that may emerge and affect our business. For example, we may have difficulty in predicting customer needs, developing products that could address those needs, and establishing a distribution strategy for these products. We may also have difficulties in predicting the competitive environment that will develop.

Our dependence on single source suppliers exposes us to supply interruption.

  We purchase several key product components from single source vendors for which alternative sources are either not currently available or difficult to develop. The inability to obtain sufficient quantities of these components may result in delays or reductions in product shipments which would harm our business. We presently purchase two key components from vendors for which there are currently no alternative suppliers: WebICs and power supplies. The sole manufacturer of our WebICs is LSI. The process used to manufacture our WebICs is proprietary to LSI. If LSI terminated our relationship, we would be required to redesign our WebICs to make them compatible with the manufacturing process of a new supplier and develop or license additional technology. We estimate that this process could take as long as twelve months and cost $4.0 million dollars or more. Furthermore, we would lose significant revenue opportunities while working to achieve volume production with a new vendor. In addition, while our financial performance depends on our ability to obtain sufficient quantities of key components from our single source vendors, we do not have supply contracts with LSI or other sole source vendors. In the event of a reduction or interruption of supply of any such components, a period of twelve months or longer could pass before we would begin receiving adequate supplies from alternative suppliers, if at all, and our business would be harmed. It is possible that our sources may not be available for us or be in a position to satisfy our production requirements at acceptable prices and on a timely basis, if at all.

  In addition, the manufacture of some of these single source components, particularly WebICs, is complex and time consuming, and our reliance on the suppliers of these components exposes us to potential production difficulties and quality variations, including, in the case of WebICs, yield issues, which could increase prices and delay delivery of our products. Any significant interruption in the supply or degradation in the quality of any component could harm our business.

We depend on a single independent manufacturer, which could result in product delivery delays.

  We currently use a single independent manufacturer, Celestica Thailand Ltd., a subsidiary of Celestica Inc., to provide some of our printed circuit boards, chassis and subassemblies and to complete final assembly and testing of our products. Our reliance on a single independent manufacturer involves a number of risks, including possible limitations on manufacturing capacity and reduced control over delivery schedules, manufacturing yields and costs. In addition, as our relationship with Celestica develops, manufacturing yields or product performance could be adversely affected due to difficulties associated with adapting our technology and product design to Celestica's manufacturing process. In addition, we currently do not have a supply contract with Celestica. As a result, Celestica is not obligated to supply products to us for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. If Celestica is unable or unwilling to continue manufacturing our components in required volumes, we will have to identify acceptable alternative manufacturers, which could take six months or more. Any significant interruption in the manufacturing of our products would also result in product shortages or delivery delays, which could harm our customer relationships and our business and reputation. Moreover, because substantially all of our final assembly is performed in one facility, located in Chanburi, Thailand, any fire or other disaster at this facility would harm our business.

We derive a substantial portion of our revenues from a small number of customers, and our revenues may decline significantly if any major customer cancels or delays a purchase of our products.

  A relatively small number of our OEM and reseller customers account for a significant portion of our revenues. In our fiscal 1998, sales to Sun Microsystems, Inc. accounted for 42% of net sales, sales to Fuji Xerox accounted for 14% of net sales and sales to 3Com Corporation accounted for 10% of net sales. We expect that revenues from a relatively small number of our OEM and reseller customers will continue to account for a significant portion of revenues. Accordingly, unless and until we diversify and expand our customer base, our future success will depend upon the timing and size of future purchase orders, if any, from our largest customers and, in particular:

  . the success of these customers in marketing solutions, including our products;
  . the product requirements of these customers; and . the financial and operational success of these customers.

  Some of our customers are significantly larger than we are and have sufficient bargaining power to demand lower prices and better terms. The loss of any one of our major customers or the delay of significant orders from these customers, could reduce or delay our recognition of revenues, harm our reputation in the industry, and reduce our ability to accurately predict cash flow.

We have experienced rapid growth that has placed a strain on our resources, and our failure to manage our growth could harm our business.

  We have experienced rapid growth and expansion since our inception. From June 30, 1998 to June 30, 1999, we increased the number of our employees from 77 to
142. This growth has placed, and will continue to place a significant strain on our management system and operational and financial resources. To effectively manage our growth, we must continue to improve our operational, financial and management controls. Although we believe that our management and information systems are adequate for the next twelve months, depending on the volume of our sales, we may have to replace or enhance our management and information systems sooner than anticipated. We expect that the cost of implementing these new systems would be approximately $2.0 million. If we have to implement modifications sooner than we expected, we will incur substantial additional expense earlier than anticipated. If we fail to scale our management systems to accomodate our growth, our operating results would be adversely impacted and our business would be harmed.

If we do not substantially expand our sales channels, our business could be harmed.

  We sell our products both directly and through OEMs in North America, and we sell our products internationally primarily through resellers. Our distribution strategy focuses primarily on:

  . developing and expanding our direct sales organization; and . expanding our indirect distribution channels by establishing relationships with vendors of complementary technology, OEMs and resellers.

  We expect to nearly double the number of direct sales personnel in the next six months in order to both support and develop leads for our indirect distribution channels and increase the direct sale of our products. This expansion will significantly increase personnel costs and related expenditures. Sales personnel will not be productive immediately and we can not assure you that costs of this expansion will not exceed the revenues generated by the sales personnel. To achieve broader distribution of our products, we expect to increase our reliance on indirect sales channels both internationally and in North America. If we fail to develop and maintain relationships with significant OEMs and resellers, or if these OEMs and resellers are not successful in their sales efforts, sales of our products may decrease or fail to increase as expected.

  Currently, we only have a few agreements with OEMs and resellers, most of which are not exclusive. Generally, these relationships may be terminated with little or no notice. Many of these OEMs and resellers sell or may develop competitive products or have, or may have, pre-existing relationships with our current or potential competitors, which may reduce their efforts in selling our products. Also, these OEMs and resellers may directly compete with each other with respect to sales of our products in a particular market or region. We cannot assure you that our existing OEM and reseller customers will market our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. Also, we may not be able to retain our OEM or reseller customers. Our inability to effectively establish our indirect sales channels will harm our business and results of operations.

The demand for our products is difficult to predict because of our use of indirect sales channels.

  We expect to have difficulties predicting the demand for our products because we rely on indirect sales channels. For example, one aspect of our sales strategy is to develop relationships with OEMs and resellers that sell our products under either our label or their own label. However, the level and timing of orders placed by OEMs and resellers varies due to many factors, including their attempts to balance their inventories, changes in their manufacturing strategies and variation in demand for their products. Our inability to forecast the level of orders from these indirect sales channels may make it difficult to schedule production, manage the manufacturing of our products or forecast our revenues. The orders that we anticipate from our current or future OEM and reseller customers may not materialize or delivery schedules may be deferred as a result of changes in their business needs. This fluctuation in orders and general sales cycle variability contributes to the uncertainty of our operating results.

Our ability to sustain or grow our business may be harmed if we are unable to develop and maintain strategic relationships with third parties.

  We depend upon our strategic alliances to expand our distribution channels and marketing efforts. We have developed relationships with server vendors as well as other key players in the Internet marketplace. We believe that these relationships will provide us with valuable insights into industry trends and technologies and help us supply more complete solutions to joint customers. However, the amount and timing of resources which our strategic partners devote to our business is not within our control. Our strategic partners may not perform as expected. Many of our strategic relationships are relatively new, and we cannot be certain that any revenue will be derived from these arrangements. In addition, our arrangements with strategic partners typically do not restrict them from working with competitors. If any of these relationships are terminated, we may not be able to maintain or develop strategic relationships or to replace strategic partners.

If we lose key personnel or are unable to hire additional qualified personnel as necessary, we may not be able to successfully manage our business or achieve our objectives.

  Our success depends to a significant degree upon the continued contributions of our key management, product development, sales and marketing and finance personnel, many of whom would be difficult to replace. In particular, we rely on our President and Chief Executive Officer, Dominic Orr. If we were to lose the services of Mr. Orr, our business and results of operations could be harmed. We do not have employment contracts or maintain key person life insurance for any of our key personnel.

International sales of our products account for a significant portion of our net sales, which exposes us to risks inherent in international operations.

  Our ability to grow will depend in part on the expansion of international sales and operations which are likely to continue to be a significant portion of our net sales. Sales to customers outside of North America accounted for approximately 28% of our net sales in fiscal 1998 and 20% of net sales in the nine months ended March 31, 1999. Conducting business internationally involves many risks, including:

  . longer accounts receivable collection cycles;
  . difficulties in managing operations in different locations;
  . difficulties associated with enforcing agreements through foreign legal systems;

  . seasonal reductions in business activities in some parts of the world, such as during the summer months in Europe;
  . import or export licensing requirements;
  . potential adverse tax consequences, including higher tax rates generally in Europe;
  . unexpected changes in foreign regulatory requirements, especially those relating to telecommunications and the Internet;
  . volatility in the political and economic conditions of foreign countries, particularly China, Taiwan, Japan, Malaysia and North and South Korea; and
  . fluctuations in foreign currency exchange rates.

  China, Taiwan, Japan and South Korea comprise substantial markets for our products. Consequently, any political instability in these countries, such as hostilities between North and South Korea, could significantly reduce demand for our products from some of our major customers. Currently, most of our international sales are denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. In addition, we have elected to invoice some of our Japanese customers in yen and plan to engage in currency hedging activities. However, we cannot guarantee that these activities will shield us from fluctuations in exchange rates between the U.S. dollar and the Japanese yen.

The average selling prices of our products may decrease, which may reduce gross profits.

  We anticipate that the average selling prices of our products will decrease in the future in response to competitive pricing pressures, increased sales discounts, new product introductions by us or our competitors or other factors. Therefore, in order to maintain our gross profits, we must develop and introduce new products and product enhancements on a timely basis and continually reduce our product costs. Our failure to do so will cause our net sales and gross profits to decline, which will harm our operating results and cause the price of our common stock to decline. In addition, we may experience substantial period-to-period fluctuations in future operating results due to the decrease in our average selling prices.

If our products contain defects, we may be subject to significant liability claims from our customers or their customers.

  Because our products are designed to provide critical communications services to emerging Web applications such as e-commerce, we may be subject to significant liability claims if our products contain undetected or unresolved errors. Our agreements with customers typically contain provisions intended to limit our exposure to liability claims. However, these limitations may not preclude all potential claims resulting from a defect in one of our products. Although we maintain product liability insurance up to $5.0 million covering damages arising from implementation and use of our products, our insurance may not cover every claim brought against us. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any liability claims, whether or not successful, could harm our reputation and our business.

Our success depends on our ability to attract, train and retain qualified marketing, sales and customer support personnel.

  Our products require a complex marketing and sales effort targeted at several levels within a prospective customer's organization. Unless we expand our sales force, we will not be able to increase revenues. We have recently expanded our sales force. In addition, in order to support and develop leads for our indirect distribution channels and increase the direct sale of our products, we expect to nearly double the number of sales personnel in the next six months. Competition for qualified sales personnel is intense, and we might not be able to hire the kind and number of sales personnel we are targeting. Our inability to retain and hire qualified sales personnel may harm our results of operations and our ability to increase market share. On the other hand, if we are successful in hiring our target number of sales personnel, we will be faced with significantly increased personnel costs and related expenditures. Sales personnel will not be productive immediately and we can not assure you that the revenues generated by the sales personnel will exceed the costs of our planned expansion.

  We have a small customer support organization and will need to increase our staff to support new customers and the expanding needs of existing customers. The installation of Internet traffic management solutions, the integration of these solutions into existing networks and the ongoing support can be complex. Accordingly, we need highly-trained customer support personnel. Hiring customer support personnel is very competitive in our industry due to the limited number of people available with the necessary technical skills and understanding of our products. Our inability to attract, train or retain highly qualified customer support personnel would harm our business and results of operations.

Our failure to comply with regulations and evolving industry standards could delay our introduction of new products.

  The market for our products is characterized by the need to meet communications regulations and standards, some of which are evolving as new technologies are deployed. To meet the requirements of our customers, our products may be required to comply with various regulations including standards established by Underwriters Laboratories and Bell Communications Research. Failure of our products to comply or delays in compliance with the various existing and evolving industry regulations and standards, could delay the introduction of our products. Moreover, enactment by federal, state or foreign governments of new laws or regulations, changes in the interpretation of existing laws or regulations or a reversal of the trend toward deregulation in the telecommunications industry could have a harmful effect on our customers, and therefore harm our business.

Our business will be harmed if we are unable to protect our intellectual property rights from third-party challenges.

  We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

We could become subject to litigation regarding intellectual property rights, which could harm our business.

  In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. Currently, we are involved in trademark litigation with Alteon Incorporated, a pharmaceutical company, over the use of the name and mark Alteon. If we lose the litigation with Alteon Incorporated, we will not be able to use the Alteon name and our business may be harmed. This claim and future claims and any resulting lawsuits, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their outcome, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

  . stop selling, incorporating or using our products that use the challenged intellectual property;
  . obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or
  . redesign those products that use the relevant technology.

  If we are forced to take any of these actions, our business may be harmed. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

Potential Year 2000 problems could harm our business.

  Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. Products containing this capability are generally considered to be "Year 2000 compliant." As a result, over the next few months, computer systems and/or software products used by many companies may need to be upgraded to be Year 2000 compliant. We may be exposed to a loss of revenues and our operating expenses could increase if the systems on which we are dependent to conduct our operations are not Year 2000 compliant. Our potential areas of exposure include our products, products purchased from or manufactured by third parties, and our internal management information systems. Although, we have expended resources to review our products and our internal management information systems to remedy those systems that are not Year 2000 compliant, there can be no assurance that the modifications we made were successful. If our systems are not Year 2000 compliant, our business could be harmed.

  In addition, although all of our significant suppliers, service providers and our sole manufacturer have indicated that they are or are expecting to achieve Year 2000 compliance by December 31, 1999, we cannot be certain that the representations of these third parties are accurate or that they will reach Year 2000 compliance in a timely manner. If we determine that the progress of these third parties toward Year 2000 compliance is insufficient, we intend to change to other suppliers and service providers and an alternate manufacturer that have demonstrated Year 2000 readiness. If any of our significant suppliers, service providers or our sole manufacturer do not achieve Year 2000 compliance successfully and in a timely manner and we are unable to replace them with alternate sources, our business would be harmed.

  Conversely, concerns regarding Year 2000 compliance could cause a significant number of companies, including our current customers, to reevaluate their current needs and, as a result, consider deferring the purchase of our products. Although we have not experienced the effects of this type of trend to date, if customers defer purchases of our products, it could harm our business.

We may need to raise additional funds, which may not be available.

  We expect that the net proceeds from this offering, cash from operations and borrowings available under our credit facility will be sufficient to meet our working capital and capital expenditure needs for at least the next twelve months. After that, we may need to raise additional funds, and additional financing may not be available on favorable terms, if at all. Further, if we issue additional equity securities, stockholders may experience dilution, and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If we cannot raise funds on acceptable terms, we may not be able to develop new products or enhance our existing products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. This could harm our business.

Our existing stockholders will be able to exercise significant control over all matters requiring stockholder approval.

  On completion of this offering, executive officers, directors and their affiliates and 5% stockholders will beneficially own, in the aggregate, approximately % of our outstanding common stock. As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which may have the effect of delaying or preventing a third party from acquiring control over us.

New investors in our common stock will experience immediate and substantial dilution.

  The assumed initial public offering price is substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $ in net tangible book value per share of common stock. Investors will incur additional dilution upon the exercise of outstanding stock options.

We may engage in future acquisitions that dilute our stockholders, cause us to incur debt or assume contingent liabilities.

  We may acquire businesses that would complement our current product offerings, augment our market coverage or enhance our technical capabilities, or that may otherwise offer growth opportunities. While we have no current agreements with respect to any acquisitions, we may acquire businesses, products or technologies in the future. We may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, and our failure to do so could harm our business.

We are at risk of securities class action litigation due to our expected stock price volatility.

  An active public market for our common stock may not develop or be sustained after this offering. Although the initial public offering price will be determined based on several factors, the market price for our common stock will vary from the initial offering price after this offering. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Regardless of its outcome, securities litigation may result in substantial costs and divert management's attention and resources, which could harm our business and results of operations.

Provisions in our corporate charter and bylaws may discourage take-over attempts and thus depress the market price of our stock.

  Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions include:

  . establishing a classified board of directors such that not all members of the board may be elected at one time;
  . authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;
  . prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;
  . limitations on who may call a special meeting of stockholders;
  . prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and . establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

  In addition, Section 203 of the Delaware General Corporation Law and the terms of our stock option plans may discourage, delay or prevent a third party from acquiring us.

The substantial number of shares that will be eligible for sale in the near future may cause the market price for our common stock to decline.

  Sales of substantial number of shares of our common stock in the public market following this offering could depress the market price for our common stock. The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under agreements that our stockholders have entered into with the underwriters and with us. Those agreements restrict our stockholders from selling, pledging or otherwise disposing of their shares for a period of 150 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc. However, Lehman Brothers Inc. may, in its sole discretion, release all or any portion of the common stock from the restrictions of these agreements at any time. The following table indicates approximately when the 33,606,455 shares of our common stock that are not being sold in the offering but which were outstanding as of June 30, 1999 will be eligible for sale into the public market:

                                          Eligibility of Restricted Shares for
                                                 Sale in Public Market
                                          ------------------------------------
      At effective date..................                      --
      150 days after date of this
       prospectus........................              28,255,315
      At various times after 150 days
       after date of this prospectus.....               5,351,140

  Additionally, of the 4,336,865 shares issuable upon exercise of options to purchase our common stock outstanding as of June 30, 1999, approximately 1,115,219 shares will be vested and eligible for sale 150 days after the completion of this offering.

                                USE OF PROCEEDS

  We estimate that we will receive net proceeds from this offering of $   , or
$    if the underwriters exercise their over-allotment option in full. We will use the net proceeds for working capital and for other general corporate purposes, including expansion of sales and marketing capabilities, product development, potential acquisitions and other working capital requirements. Pending these uses, we intend to invest the proceeds in investment-grade, interest-bearing investments.

  The principal purposes of this offering are to increase our capitalization and financial flexibility, to provide a public market for our common stock and to facilitate access to public equity markets. As of the date of this prospectus we cannot specify with certainty all of the particular uses for the remaining net proceeds we will have upon completion of the offering. Accordingly, our management will have broad discretion in the application of net proceeds.

                                DIVIDEND POLICY

  We have never declared or paid cash dividends on our capital stock. We currently anticipate that we will retain all available funds for use in our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our loan and security agreement with Silicon Valley Bank prohibits us from paying dividends.

                                 CAPITALIZATION

  The following table sets forth our capitalization as of March 31, 1999. Our capitalization is presented:

  . on an actual basis and to reflect our 3 for 2 stock split of our common stock which occurred on June 28, 1999;
  . to reflect the increased authorized shares of common and preferred stock approved in June 1999;
  . on a pro forma basis to give effect to the automatic conversion of all outstanding shares of Series A preferred stock, Series B preferred stock and Series C preferred stock into an aggregate of 16,923,729 shares which will occur upon the closing of this offering; and
  . on a pro forma as adjusted basis to reflect our receipt of the net proceeds from the sale of shares of common stock in this offering at an
    assumed initial public offering price of     per share after deducting
    the estimated underwriting discount and offering expenses.

                                               As of March 31, 1999
                                         ----------------------------------------
                                                                     Pro Forma
                                          Actual      Pro Forma     As Adjusted
                                         -----------  -----------   -------------
                                         (in thousands, except share data)
Long-term obligations, less current
 portion................................ $     1,488  $     1,488     $    1,488
                                         -----------  -----------     ----------
Stockholders' equity:
  Preferred stock $0.001 par value;
   15,000,000 shares authorized;
   11,290,494 issued and outstanding,
   actual; 5,000,000 shares authorized
   and none issued and outstanding, pro
   forma and pro forma as adjusted......      37,134           --
  Common stock, $0.001 par value;
   300,000,000 shares authorized;
   12,127,563 shares issued and
   outstanding, actual; 29,051,292
   shares issued and outstanding, pro
   forma; and      shares issued and
   outstanding, pro forma as adjusted...       1,913       39,047
  Notes receivable from stockholders....      (1,579)      (1,579)
  Accumulated deficit...................     (27,502)     (27,502)
                                         -----------  -----------     ----------
    Total stockholders' equity..........       9,966        9,966
                                         -----------  -----------     ----------
      Total capitalization.............. $    11,454  $    11,454     $
                                         ===========  ===========     ==========

  The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 1999 and excludes:

  . 4,336,865 shares underlying options outstanding as of June 30, 1999 at a weighted average exercise price of $0.92 per share;
  . 6,018,202 shares available for future grants under our option plan; and . 1,500,000 shares available for issuance under our employee stock purchase plan.

  See "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included in this prospectus.

                                    DILUTION

  The pro forma net tangible book value of the common stock as of March 31, 1999 was $9,966,000, or $0.34 per share, after giving effect to the automatic conversion of all outstanding shares of preferred stock into an aggregate of 16,923,729 shares of common stock which will occur upon the closing of the offering. After giving effect to the sale of the common stock pursuant to this
offering at an assumed initial public offering price of    per share, assuming
that the underwriters' over-allotment option is not exercised, and after deducting the estimated underwriting discount and expenses of the offering, the adjusted pro forma net tangible book value at March 31, 1999, would have been
$   , or $    per share.

  Pro forma net tangible book value per share before the offering has been determined by dividing pro forma net tangible book value (total tangible assets less total liabilities) by the pro forma number of shares of common stock outstanding at March 31, 1999. The offering will result in an increase in pro
forma net tangible book value per share of $    to existing stockholders and
dilution in pro forma net tangible book value per share of $    to new
investors who purchase shares in the offering. Dilution is determined by subtracting pro forma net tangible book value per share from the assumed
initial public offering price of $    per share. The following table
illustrates this dilution:

   Assumed initial public offering price............................      $
    Pro forma net tangible book value per share at March 31, 1999... $
    Increase attributable to sale of common stock in the offering...
                                                                     ----
   Pro forma net tangible book value per share after the offering...
                                                                          ----
   Dilution of net tangible book value per share to persons who
    purchase shares in the offering.................................      $
                                                                          ====

  If the underwriters' over-allotment option were exercised in full, the pro
forma net tangible book value per share after the offering would be $    per
share, the increase in net tangible book value per share to existing
stockholders would be $    per share and the new investors with respect to the
number of shares of common stock purchased from us based on an assumed initial
public offering price of $   per share.

  The following table summarizes, on a pro forma basis as of March 31, 1999, the differences between the total consideration paid and the average price per share paid by the existing stockholders and the new investors with respect to the number of shares of common stock purchased from us based on an assumed
public offering price of $   per share:

                                  Shares     Total Consideration      Average
                              -------------- ---------------------     Price
                              Number Percent  Amount     Percent     per Share
                              ------ ------- ---------  ----------   ---------
Shares purchased in the
 offering....................             %   $                   %    $
Shares owned by existing
 stockholders................
                               ---    -----   ---------  ----------    ----
  Total......................         100.0%  $               100.0%
                               ===    =====   =========  ==========

  These tables do not assume exercise of stock options outstanding at March 31, 1999. At March 31, 1999, there were 3,586,887 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $0.71 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  This section presents historical consolidated financial data of Alteon. You should read carefully the consolidated financial statements included in this prospectus, including the notes to the consolidated financial statements. The selected data in this section is not intended to replace the consolidated financial statements.

  We derived the statement of operations data for the period from March 18, 1996 (inception) to June 30, 1996 and for the years ended June 30, 1997 and 1998 and the balance sheet data as of June 30, 1997 and 1998 from the audited consolidated financial statements included in this prospectus. Deloitte & Touche LLP, our independent auditors, audited these consolidated financial statements. We derived the balance sheet data as of June 30, 1996 from audited consolidated financial statements that are not included in the prospectus. We derived the statement of operations data for the nine months ended March 31, 1998 and 1999 and the balance sheet data as of March 31, 1999 from the unaudited consolidated financial statements included in this prospectus. We believe that the unaudited consolidated financial statements contain all adjustments needed to present fairly the information included in those statements, and that the adjustments made consist only of recurring adjustments. See notes 1 and 12 of the consolidated financial statements for an explanation of the method used to determine the number of shares used in computing basic and diluted loss per share and pro forma basic and diluted loss per share.

  The pro forma balance sheet data column gives effect to the automatic conversion of each of the outstanding shares of convertible preferred stock into one and one-half shares of common stock immediately before the completion of the offering. The pro forma as adjusted column gives effect to receipt of the net proceeds from the sale of shares of common stock offered by us at an
assumed offering price of $   per share after deducting the estimated
underwriting discount and offering expenses payable by us.

                          Period from
                           March 18,
                             1996                              Nine Months
                          (inception) Year Ended June 30,    Ended March 31,
                          to June 30, ---------------------  ----------------
                             1996       1997        1998      1998     1999
                          ----------- ---------  ----------  -------  -------
                              (in thousands, except per share amounts)
Consolidated Statements
 of Operations Data:
Net sales................   $   --    $     178  $   13,572  $ 9,775  $18,388
Cost of sales............       --          637       7,893    5,801    9,381
                            ------    ---------  ----------  -------  -------
Gross profit (loss)......       --         (459)      5,679    3,974    9,007
Operating expenses:
  Sales and marketing....       19        1,921       6,485    4,318    8,934
  Research and
   development...........      176        4,782       8,816    6,416    7,086
  General and
   administrative........       98          744       1,505      973    1,813
                            ------    ---------  ----------  -------  -------
    Total operating
     expenses............      293        7,447      16,806   11,707   17,833
                            ------    ---------  ----------  -------  -------
Loss from operations.....     (293)      (7,906)    (11,127)  (7,733)  (8,826)
Interest income
 (expense), net..........       20          122         322      341      189
                            ------    ---------  ----------  -------  -------
Loss before income
 taxes...................     (273)      (7,784)    (10,805)  (7,392)  (8,637)
Income taxes.............        1            1           1       --       --
                            ------    ---------  ----------  -------  -------
Net loss.................   $ (274)   $  (7,785) $  (10,806) $(7,392) $(8,637)
                            ======    =========  ==========  =======  =======
Basic and diluted loss
 per common share........   $(0.48)   $   (5.15) $    (2.18) $ (1.58) $ (1.19)
                            ======    =========  ==========  =======  =======
Basic and diluted common
 shares used in
 computation.............      569        1,511       4,951    4,670    7,245
                            ======    =========  ==========  =======  =======
Pro forma basic and
 diluted loss per common
 share...................                        $    (0.53)          $ (0.36)
                                                 ==========           =======
Shares used in pro forma
 basic and diluted loss
 per common share........                            20,323            24,169
                                                 ==========           =======

                                  As of June 30,       As of March 31, 1999
                              ---------------------- -------------------------
                                                                     Pro Forma
                                                               Pro      As
                               1996   1997    1998   Actual   Forma  Adjusted
                              ------ ------- ------- ------- ------- ---------
                                               (in thousands)
Consolidated Balance Sheet
 Data:
Cash and equivalents......... $3,830 $14,242 $ 9,047 $ 9,430 $ 9,430
Working capital..............  3,592  12,892   9,843   7,934   7,934
Total assets.................  3,996  16,443  19,542  19,875  19,875
Long-term obligations, less
 current portion ............     --     700   1,371   1,488   1,488
Stockholders' equity:
  Convertible preferred
   stock.....................  3,993  21,721  29,862  37,134      --
  Common stock...............     38     345   1,079   1,913  39,047
  Total stockholders' equi-
   ty........................  3,757  13,782  11,228   9,966   9,966

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus. Our actual results could differ significantly from those discussed in these forward-looking statements as a result of certain factors, including those described under "Risk Factors" and elsewhere in this prospectus.

Overview

  We provide next generation Internet infrastructure solutions that are designed to increase the performance, availability, scalability, manageability and control of Web servers and Web data centers. Our products include switches, server adapters and software that combine intelligent Web session management with the high performance and availability of leading networking infrastructure solutions. We refer to this combination of capabilities as Web-working.

  We provide our solutions to e-commerce companies, Web portals, content publishers, Web hosting companies, Internet service providers and enterprises. Our Web switches integrate high-performance Web-working services, including local and global server load balancing, cache, firewall and router load balancing, bandwidth management and server security, with greater performance and cost-effectiveness than using a combination of traditional switches and traffic management appliances. From our inception on March 18, 1996 through April 1997, we were primarily engaged in research and development and a substantial portion of our operating expenses during this period was related to these activities. In July 1997, we commercially released our line of ACEswitch Gigabit Ethernet Switches and ACEnic Gigabit Ethernet server adapters. In March 1998, we commercially released our Alteon 180 Series of Web switches and our Web OS Internet traffic management software. We expect to begin early customer testing of our Alteon 700 Series of Web switches in July 1999. Our Alteon 700 Series represents our most advanced offering of Web switches. We have incurred significant net losses since inception and, as of March 31, 1999, had an accumulated deficit of $27.5 million.

  We derive revenues primarily from direct product sales and sales to original equipment manufacturers, or OEMs, and resellers. Revenues are generally recognized upon product shipment unless significant Alteon obligations remain. Revenues are recorded net of sales returns, and allowances are calculated based on actual historical and expected results.

  We market our products through our direct sales force, OEMs and resellers. We sell our products both directly and through OEMs in North America, and we sell our products internationally primarily through resellers. A majority of our sales to date have been to customers located in North America. In the nine months ended March 31, 1999, sales in North America accounted for approximately 80% of net sales. We expect sales in North America to continue to account for the majority of our revenues.

  A small number of our OEM and reseller customers account for a significant portion of our revenues. In the fiscal year ended June 30, 1998, our fiscal 1998, sales to Sun Microsystems accounted for 42% of net sales, sales to Fuji Xerox accounted for 14% of net sales and sales to 3Com accounted for 10% of net sales. We expect that sales to a small number of customers will continue to account for a significant portion of our revenues.

  We have a limited operating history, which makes it difficult to predict future operating results. We believe our success requires expanding our customer base and successfully introducing next generation products, including the Alteon 700 Series of Web switches. We intend to continue to invest significantly in sales, marketing and research and development and expect to incur operating losses for the foreseeable future. Our operating expenses are relatively fixed and are based on anticipated revenue trends, and therefore a delay in revenues from product sales could cause significant variation in operating results and result in unforeseen losses. Competition in our market is intense and may result in price reductions and loss of market share. In addition, a significant portion of our sales has occurred near the end of a quarter. Accordingly, a delay in an anticipated sale past the end of a quarter may harm our results of operations for that quarter. Our operating results will be affected by many factors, including the following:

  . demand for our products;
  . changes in the mix of products that we sell;
  . new product introductions by us and our competitors;
  . changes in our pricing policy and those of our competitors;
  . the mix of channels through which our products are sold; and . the mix of domestic and international sales.

  As a result, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as an indicator of our future performance. Our operating results will likely be below the expectations of public market analysts and investors in some future quarter or quarters. If this occurs, the price of our common stock is likely to decline.

Results of Operations

 Nine Months Ended March 31, 1998 and 1999

  Net Sales. Net sales grew to $18.4 million in the nine months ended March 31, 1999 from $9.8 million in the nine months ended March 31, 1998. This increase was due to increased unit sales of server adapter products introduced in 1997 as well as the introduction of our Web switch products in February 1998.

  Cost of Sales. Cost of sales consists primarily of costs related to product components, contract manufacturing and testing, warranty and quality assurance for products as well as costs of associated personnel. Cost of sales increased to $9.4 million for the nine months ended March 31, 1999 from $5.8 million for the nine months ended March 31, 1998. This increase was due primarily to an increase in component and manufacturing costs associated with increased product sales. Gross profit as a percentage of net sales, or gross margin, increased to 49% in the nine months ended March 31, 1999 from 41% in the nine months ended March 31, 1998. This increase in gross margin was due primarily to change in product mix to include more Web switches, which generally have higher average gross margin than server adapter products. Decreased manufacturing and testing costs due to an increasing shift toward offshore contract manufacturing and testing functions also contributed to this increase in gross margin.

  Sales and Marketing. Sales and marketing expenses consist primarily of personnel costs, including sales commissions, and product marketing and promotion costs. Sales and marketing expenses increased to $8.9 million in the nine months ended March 31, 1999 from $4.3 million in the nine months ended March 31, 1998. $2.0 million of this increase was due to increased personnel costs, including commissions, associated with establishing a significant domestic sales force and supporting increased marketing efforts. $1.6 million of this increase was due to increased product marketing costs related primarily to our Web switches. We expect that sales and marketing expenses will increase as a percentage of net sales as we add personnel to support domestic and international sales efforts.

  Research and Development. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities. We have not capitalized any software development costs. These costs are expensed as incurred because we believe our current development process is completed at essentially the same time as establishment of technological feasibility. Research and development expenses increased to $7.1 million in the nine months ended March 31, 1999 from $6.4 million in the nine months ended March 31, 1998. $585,000 of this increase was due to increased personnel associated with the design and development of products based on our next generation of WebICs, including our Alteon 700 Series of Web switches. We expect that research and development expenses will increase as a percentage of sales as we continue to develop new products and product enhancements.

  General and Administrative. General and administrative expenses consist primarily of personnel costs for our administrative and financial groups, as well as legal, accounting and other professional fees. General and administrative expenses increased to $1.8 million in the nine months ended March 31, 1999 from $973,000 in the nine months ended March 31, 1998. This increase was due to increased personnel costs and professional fees in connection with supporting our growth. We expect that general and administrative expenses will increase as we establish the infrastructure to support growing operations and due to the reporting requirements imposed on a public company.

  Interest Income (Expense), Net. Interest income (expense), net consists of interest income on earnings on cash and equivalent balances offset by interest expense associated with debt obligations. Interest income (expense), net decreased to $189,000 in the nine months ended March 31, 1999 from $341,000 in the nine months ended March 31, 1998. This decrease was due primarily to higher interest expense associated with an equipment loan established in March 1998 and, to a lesser degree, lower interest income due to lower balances of cash and equivalents.

 Years Ended June 30, 1997 and 1998

  Net Sales. Net sales grew to $13.6 million in the twelve month period ended June 30, 1998, our fiscal 1998, from $178,000 in the twelve month period ended June 30, 1997, our fiscal 1997. This increase was due to sales of our ACEdirector and ACEnic products introduced in July 1997. Net sales during fiscal 1997 represented limited sales of our ACEnic products for customer testing.

  Cost of Sales. Cost of sales increased to $7.9 million for fiscal 1998 from $637,000 for fiscal 1997. This increase was due primarily to component and manufacturing costs associated with commercial product sales. Gross margin was 42% in fiscal 1998 and was negative in fiscal 1997. This improvement in gross margin was due primarily to commencement of large scale manufacturing and offshore contract production resulting in reduced product costs.

  Sales and Marketing. Sales and marketing expenses increased to $6.5 million in fiscal 1998 from $1.9 million in fiscal 1997. $2.4 million of this increase was due to increased personnel costs, including commissions, associated with establishing a sales force and commencing marketing efforts.

  Research and Development. Research and development expenses increased to $8.8 million in fiscal 1998 from $4.8 million in fiscal 1997. $1.9 million of this increase was due to increased personnel costs associated with the design and development of our Web switch products and continued development of our server adapter products.

  General and Administrative. General and administrative expenses increased to $1.5 million in fiscal 1998 from $744,000 in fiscal 1997. $287,000 of this increase was due to increased personnel and other costs incurred in connection with our growth and commencing commercial production of products.

  Interest Income (Expense), Net. Interest income (expense), net increased to $322,000 in fiscal 1998 from $122,000 in fiscal 1997. This increase was due primarily to higher balances of cash and equivalents.

 Income Taxes

  As of June 30, 1998, we had available net operating loss carryforwards for federal and state income tax purposes of approximately $14.1 million. These net operating loss carryforwards will expire at various dates through 2012 if they are not used. Utilization of the net operating loss carryforwards may be subject to annual limitations due to ownership change provisions. Annual limitations may result in the expiration of the net operating losses before they can be utilized. We have recorded a full valuation allowance against our deferred tax asset due to uncertainties surrounding the realization of this asset.

Quarterly Results of Operations

  The following table depicts statements of operations data for each of the seven quarters ended March 31, 1999. You should read the following table in conjunction with the consolidated financial statements and related notes in this prospectus. In our opinion, this unaudited information has been prepared on the same basis as our consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the unaudited quarterly results. The operating results for any quarter are not necessarily indicative of results for any future period.

                                              Three Months Ended
                          ----------------------------------------------------------------
                          Sept 30,  Dec 31,  Mar 31,  June 30,  Sept 30,  Dec 31,  Mar 31,
                            1997     1997     1998      1998      1998     1998     1999
                          --------  -------  -------  --------  --------  -------  -------
                                    (in thousands, except per share data)
Net sales...............  $ 1,667   $ 4,193  $ 3,915  $ 3,797   $ 5,127   $ 6,559  $ 6,702
Cost of sales...........    1,202     2,108    2,491    2,092     2,549     3,675    3,157
                          -------   -------  -------  -------   -------   -------  -------
Gross profit ...........      465     2,085    1,424    1,705     2,578     2,884    3,545
Gross margin............     27.9%     49.7%    36.4%    44.9%     50.3%     44.0%    52.9%
Operating expenses:
 Sales and marketing....    1,075     1,298    1,945    2,167     2,516     3,072    3,346
 Research and
  development...........    1,540     2,100    2,776    2,400     2,165     2,641    2,280
 General and
  administrative........      261       350      362      532       492       631      690
                          -------   -------  -------  -------   -------   -------  -------
 Total operating
  expenses..............    2,876     3,748    5,083    5,099     5,173     6,344    6,316
                          -------   -------  -------  -------   -------   -------  -------
Loss from operations....   (2,411)   (1,663)  (3,659)  (3,394)   (2,595)   (3,460)  (2,771)
Interest income
 (expense), net.........      154       124       63      (20)       65        91       33
                          -------   -------  -------  -------   -------   -------  -------
Net loss................  $(2,257)  $(1,539) $(3,596) $(3,414)  $(2,530)  $(3,369) $(2,738)
                          =======   =======  =======  =======   =======   =======  =======
Basic and diluted loss
 per common share.......  $ (0.50)  $ (0.38) $ (0.65) $ (0.59)  $ (0.39)  $ (0.46) $ (0.35)
                          =======   =======  =======  =======   =======   =======  =======
Shares used in basic and
 diluted loss per common
 share..................    4,474     3,998    5,540    5,790     6,539     7,310    7,886
                          =======   =======  =======  =======   =======   =======  =======

  Our quarterly operating results have fluctuated significantly, and we expect that future operating results will be subject to similar fluctuations for a variety of reasons, many of which are substantially outside our control.

Liquidity and Capital Resources

  Since inception in March 1996, we have financed our operations and capital requirements primarily from the sale of $35.6 million of preferred stock and net borrowings of $2.2 million under an equipment loan. Net cash used in operating activities was $4.6 million for the nine months ended March 31, 1999. Net cash used in operating activities was $13.3 million in fiscal 1998 and $6.6 million in fiscal 1997. Cash used in operating activities consisted primarily of cash utilized to fund operating losses and for working capital. As of March 31, 1999, we had cash and equivalents of $9.4 million.

  We have a revolving bank line of credit totaling $3.0 million, which expires in December 1999. As of March 31, 1999, there were no borrowings outstanding under this line. We also have a borrowing arrangement for up to $4.0 million for the purchase of equipment, payable in monthly installments, through December 1999. At March 31, 1999, we had approximately $2.2 million outstanding on this equipment loan, which bears interest at the rate of prime plus 0.75%. At June 30, 1999, this rate was 8.5%.

  During the nine months ended March 31, 1999, we acquired $2.1 million in property and equipment, primarily computer hardware and software, leasehold improvements and office furniture and equipment. We expect capital expenditures during fiscal 2000 to be approximately $5.0 million.

  In future periods, we anticipate significant increases in working capital on a period-to-period basis primarily as a result of planned increased product sales and higher relative levels of inventory. We also anticipate we will continue to invest significant amounts on property and equipment related to expansion of our facilities and to support ongoing research and development activities. We believe that our current balances of cash and equivalents, together with the net proceeds from the sale of common stock in this offering and amounts available under our credit facilities, will satisfy our expected working capital and capital expenditure requirements for at least the next twelve months. Thereafter, we may require additional funds to support our working capital and operating expenses or for other purposes and may seek to raise additional funds through public or private offerings or debt financings. We cannot assure you that additional financings will be available, or if available, will be on reasonable terms, nor can we assure you that these financings will not be dilutive to our stockholders.

Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 will be effective for our fiscal year ending June 30, 2001. We believe that this statement will not have a significant impact on our financial results.

  In March 1998, the American Institute of Certified Public Accountants, or AICPA, issued Statement of Position, or SOP, No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP No. 98-1 requires that entities capitalize certain costs related to internal-use software once certain criteria have been met. SOP No. 98-1 will be effective for Alteon's fiscal year ending June 30, 2000. We believe that this statement will not have a significant impact on our financial results.

Year 2000 Compliance

  Background of Year 2000 issues. Many currently installed computer and communications systems and software products are unable to distinguish dates following December 31, 1999 from dates prior to such date. This situation could result in system failures or miscalculations causing business disruptions. As a result, many companies' software and computer and communications systems may need to be upgraded or replaced to become Year 2000 compliant as specified below.

  We have defined Year 2000 compliant as the ability to:

  . Correctly handle date information needed for the December 31, 1999 to January 1, 2000 date change;

  . Function according to the product documentation provided for this date change, without changes in operation resulting from the advent of a new century, assuming correct configuration;

  . Respond to two-digit date input in a way that resolves the ambiguity as to century in a disclosed, defined and predetermined manner;

  . Store and provide output of date information in ways that are unambiguous as to century if the date elements in interfaces and data storage specify the century; and

  . Recognize year 2000 as a leap year.

  Our product testing and licensing. We have tested all of our current products for Year 2000 compliance. We derived our testing method from our review and analysis of the Year 2000 testing practices of software vendors, relevant industry Year 2000 compliance standards and the specific functionality and operating environments of our products. The tests are run on all supported platforms for each current release of our product and include testing for date calculations and internal storage of date information with test numbers starting in 1999 and going beyond the Year 2000. Based on these tests, we believe our products to be Year 2000 compliant with respect to date calculations and internal storage of date information.

  Customer claims. We may be subject to customer claims to the extent our products are not Year 2000 compliant. Liability may result to the extent our products are not able to store, display, calculate, compute and otherwise process date-related data. We could also be subject to claims based on the failure of our products to work with software or hardware from other vendors.

  Our external vendors. We have identified and contacted our significant suppliers, service providers and sole manufacturer to determine the extent to which our interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 issues. All of our significant suppliers, service providers and our sole manufacturer have indicated that they are or are expecting to achieve Year 2000 compliance by December 31, 1999. We are continuing to monitor the progress of third parties that are critical to our business. We cannot be certain that the representations of these third parties are accurate or that they will reach Year 2000 compliance in a timely manner. If we determine that the progress of specific suppliers, service providers or our sole manufacturer toward Year 2000 compliance is insufficient, we intend to change to other suppliers and service providers and an alternate manufacturer that have demonstrated Year 2000 readiness. We may not find alternative suppliers, service providers, or an alternate manufacturer. In the event that any of our significant suppliers, service providers or our sole manufacturer do not achieve Year 2000 compliance successfully and in a timely manner, and we are unable to replace them with alternate sources, our business would be harmed.

  Our internal business software. During fiscal 1999, we upgraded our internal business software to a version that the software vendor has indicated is Year 2000 compliant. This upgrade has been fully implemented. As a result, we believe that we are in full compliance with our internal financial systems. However, if due to unforeseen circumstances, the upgrade fails to store, display, calculate, compute and otherwise process date-related data, the Year 2000 could have a material impact on our operations.

  Our internal non-financial software and equipment. We have taken an inventory of all of our non-financial software and equipment that may be affected by the Year 2000 and have identified the non-financial software and equipment that is critical to our operations. We believe that our non-financial software and equipment will be Year 2000 compliant by the end of 1999. If we are unable to achieve Year 2000 compliance for our major non-financial systems and equipment, the Year 2000 could have a material impact on our operations.

  Costs of addressing Year 2000 compliance. Based on our preliminary evaluations, we have not in the past, and do not believe that in the future, we will incur significant expenses or be required to invest heavily in additional computer system improvements to be Year 2000 compliant. We do not believe the cost of addressing the Year 2000 non-compliance issues identified to date will exceed $250,000. However, significant uncertainty exists concerning the potential costs and effects associated with Year 2000 compliance. Any Year 2000 compliance problem experienced by us or our customers could decrease demand for our products, which could harm our business.

  Contingency planning. We have not formulated a contingency plan at this time but expect to have specific contingency plans in place prior to December 1999.

  Recent legislation. Legislation was recently passed by Congress that purports to limit liability for failure to be Year 2000 compliant. We cannot assure you that this legislation will limit our liability.

  Year 2000 issues affecting our business, if not adequately addressed by us, our significant suppliers, service providers and our sole manufacturer could have a number of "worst case" consequences. These include:

  . our inability to ship our products due to the failure of our sole suppliers, service providers and our sole manufacturer to achieve Year 2000 compliance;
  . claims from our customers asserting liability, including liability for breach of warranties related to the failure of our products and services to function properly; and
  . our inability to manage our own business.

                                    BUSINESS

Overview

  We are a leading provider of next generation Internet infrastructure solutions that are designed to enable e-businesses to meet the demands resulting from the rapid growth of the Internet. Our Web data center products, which include switches, server adapters and software, are optimized to meet the specific challenges of managing Web application traffic and provide the high performance of leading networking infrastructure solutions. We refer to this combination of capabilities as Web-working. Our solutions are designed to increase the performance, scalability, manageability, availability and control of Web servers and Web data center infrastructure. Our solutions are built on a technology core that consists of our Web OS traffic management software, a distributed processing architecture and our family of custom semiconductors, which we refer to as WebICs. We provide our Web-working solutions to e-commerce companies, Web portals, content publishers, Web hosting companies, Internet service providers and enterprises. Our customers include Compaq Computer Corporation, Concentric Network Corp., Frontier GlobalCenter, Hewlett-Packard Company, IBM Corporation, Intermedia Communications Inc., NEC Corporation (Japan), Ticketmaster Online-Citysearch, Inc., 3Com Corporation, UUnet Technologies Inc., WebTV Networks, Inc. and Yahoo!.

Industry Background

  The Internet, a vast network of interconnected public and private data networks, has emerged as an important communications and commerce medium for consumers and enterprises. International Data Corporation, or IDC, an industry research firm, estimates that the number of users of the Internet will increase from 97 million in 1998 to 502 million by the end of 2003. With the emergence of faster access technologies such as digital subscriber line, cable modem and wireless, the speed and flexibility with which users are accessing the Internet are also increasing. Furthermore, the advent of the World Wide Web has facilitated the transmission of new, more complex content types, such as graphics, audio and video, significantly expanding the capabilities of the Internet. As a result, a growing number of companies are building business models around the Internet and developing mission-critical business applications. These "e-businesses" include:

  . e-commerce companies, which sell goods or services over the Web;
  . Web portals, frequently used starting points for Web browsing;
  . content publishers, which are Web sites providing information to consumers or business users;
  . Web hosting companies, which house and manage Web sites for other companies;
  . Internet service providers, or ISPs, which largely operate the Internet access and transport networks; and
  . enterprises, such as corporations and universities.

  E-businesses rely on the Web to communicate with customers and suppliers, access and share business information, engage in marketing activities, provide Web-based services and conduct e-commerce transactions. IDC projects that worldwide e-commerce revenue will grow from $50.3 billion in 1998 to $1.3 trillion in 2003.

 Increasing Demands on Web Servers

  The growing use of the Internet as a medium for commerce and mission-critical business applications is placing a significant processing burden on the computer servers, called Web servers, that function as the main repositories of e-business applications and information. As businesses increasingly depend on the Web to conduct operations, Web server availability and performance are becoming increasingly important for generating revenue and communicating with customers and vendors. For example, delayed Web server response times may encourage frustrated customers to pursue business with an on-line competitor or drive them away indefinitely, particularly if the customer has a time-sensitive request. A survey by Jupiter Communications, an industry research firm, showed that 32% of users who have trouble accessing a Web site stop using it or find an alternative. In almost all cases, the availability and performance of Web servers and the quality of a customer's Web site experience directly impact revenue generation capacity for an e-business.

  At the same time, the amount of Web application traffic that servers are required to process is increasing as a result of the growth in the number of e-businesses. Web application traffic involves the exchange of multiple packets of related data associated with a single transaction, often from multiple servers. We refer to these exchanges as "Web sessions." Examples of Web sessions include a user filling a "shopping cart" at an e-commerce site or a business verifying the status of an order from a vendor. The effective management of Web session traffic is extremely complex and can consume a substantial portion of a Web server's processing power.

  In response to the rapid growth and complexity of Internet traffic and the increasingly mission-critical nature of Web applications, e-businesses are buying Web servers at an increasing rate. IDC estimates that corporate spending on Internet servers will increase from $1.6 billion in 1998 to $5.9 billion in 2002. In addition, to facilitate the increase or "scaling" of Web server capacity, e-businesses are dividing applications among multiple function-specific servers to identify and isolate server bottlenecks more easily and add additional server resources without disrupting the entire application. E-businesses are also building redundant groups of Web servers, called server farms, in multiple locations in an attempt to minimize downtime. The need to quickly and cost-effectively scale applications across multiple servers and server farms without affecting users has created significant operational and economic challenges for e-businesses. Furthermore, the growing number of Web servers, along with the additional infrastructure equipment required to interconnect these servers, has increased the complexity of Web data centers and is presenting significant management challenges. The inability of an e-business to manage Web data centers effectively can result in lost revenues and disappointed customers.

 Limitations of Existing Infrastructure Equipment

  The rapid growth in Web session traffic and the increase in the complexity of Web data centers are creating a need for advanced Internet traffic management solutions. Traditional networking equipment, consisting of devices known as switches and routers, generally lacks the capability to manage Web session traffic. The routers and switches that largely comprise the Internet communications infrastructure today process traffic at the Internet Protocol, or IP, layer of the Open System Interconnect, or OSI, reference model, a model used to characterize communications between computers. The IP layer is also known as Layer 3. In Layer 3 communications, data is processed in individual, discrete packets. Each data packet on its own does not carry information about the status of a Web session or information regarding the specific type of content requested from a Web server by a user. To direct traffic on the basis of Web session information, a device must be able to combine related packets and process information contained at Layers 4 and above in the OSI reference model, which we refer to as the Web session layers. To permit the management of Web session traffic and to improve the manageability and scalability of Web server farms, e-businesses are implementing new Internet traffic management appliances that are capable of operating at Web session layers. These Internet traffic management appliances include:

  . Local server load balancers, which group a number of Web servers at the same location into a large virtual server, monitor the status and usage, or "load," on the actual servers and direct user requests to the best performing and most available server;

  . Global server load balancers, which enable geographic distribution of Web servers and content to speed the access to information by determining the geographical location of a requesting user and directing the user's request to the best performing, most available and closest server farm that contains the requested information;

  . Bandwidth managers, which improve the performance, reliability and effective capacity of a Web server farm by classifying, prioritizing and controlling server traffic based on application type, user identity, destination Web site, content type and other characteristics; and

  . Non-server load balancers, which provide load balancing for "in-line devices," or devices that are located directly in the traffic path between users and Web servers. Examples of in-line devices commonly used in a Web data center include firewalls and transparent caches. Firewalls filter and pre-process traffic entering and exiting a network to enforce security. Transparent caches store copies of previously requested information from remote Web servers, transparently intercept user requests to the

   Internet and fulfill the requests with locally-stored information to reduce wide area network usage and to accelerate user response time.

  While these existing Internet traffic management appliances are capable of performing Web session management functions, they are typically built on PC-based platforms and commercial operating systems that generally lack the combination of performance capabilities, high availability and scalability required to support mission-critical Web data centers. These Internet traffic management appliances rely principally upon a centralized processor, such as a PowerPC or an Intel Pentium, to perform Web session management functions. As Web traffic increases in volume and complexity, the performance of centralized processor-based appliances generally declines. Most existing appliances are single-function devices that do not integrate multiple functions, such as local and global load balancing, into a single device. If multiple Web traffic management functions are to be implemented, this lack of integration adds to the complexity and management challenges of Web data center.

[Description of Graphic: Graphic depicts components of the current Web data center infrastructure. It depicts the Internet at the center, connected to "Remote POPs" with Web cache redirectors and reverse proxy caches as components; "Data Centers," with Web servers and application servers, local load balancers Layer 2/3 switches, bandwidth managers, global load balancers and firewalls as components; and "Mirrored Data Centers." Graphic is captioned "Current Web Data Center Infrastructure."]

 New Requirements of the Web Data Center

  As e-businesses attempt to scale their Web server infrastructure to accommodate the growth in Web session traffic, improving the reliability and performance of Web data centers is driving a new set of requirements for Internet infrastructure solutions. These solutions should offer:

  High Speed Packet and Web Session Switching. Because Web data centers increasingly have a multi-tiered, application-specific server structure, infrastructure equipment must support traffic not only between Web servers and end users but also among servers within the Web data center and between Web data centers. In addition, the increasing amount of Internet traffic and, in particular, the increasing amount of bandwidth-intensive audio and video traffic are driving the need for high-speed connectivity within the Web data center. Increasingly, Web data center infrastructure solutions must be capable of supporting multiple Fast Ethernet, or 100 megabits per second, and Gigabit Ethernet, or 1,000 megabits per second, connections. Ethernet is the predominant data transmission technology for local area and wide area networks. Next generation Web data center infrastructure solutions must be able to manage data packets and Web sessions at these high data transmission speeds.

  Scalability and Manageability. Next generation Web data center infrastructure solutions should be scalable and upgradable within the rapidly growing Web data center environment with minimal downtime and administrative complexity. Given the rapid growth in Internet applications and the emergence of new content types, next generation Web data center infrastructure solutions must meet today's performance requirements while providing an architecture that can be managed easily and expanded cost-effectively as a business grows.

  High Availability. To support the increasing mission-criticality of e-business applications, next generation Web data center infrastructure solutions must be designed to ensure high system uptime for the Web data center. This includes redundancy and automatic recovery, known as "failover," in the event of an outage at the application, content, server, server link, switch or network level. Furthermore, these solutions should ensure Web data center availability upon the failure of an in-line device, such as a firewall or cache.

  Bandwidth and Traffic Control. E-businesses increasingly want to apportion and manage bandwidth based on a range of criteria, including Web site, application type, content type, time sensitivity and user identity. The ability to control the allocation and usage of bandwidth and to optimize the usage of network and system resources through traffic redirection helps to ensure that critical applications and key users are assigned the proper resources.

  Cost Effectiveness. Next generation Web data center infrastructure solutions should reduce operating costs by simplifying the provisioning and management of Web data center services. These solutions should also provide Web data center administrators with the ability to relocate, remove and add servers and other infrastructure equipment without service disruption. In addition, e-businesses increasingly seek to capture statistics and accounting data to protect and generate revenue by offering preferential services and verifying service levels.

  To date, networking equipment has primarily addressed speed and performance requirements. On the other hand, although existing PC-based Web traffic management appliances have the intelligence to manage Web sessions, they often lack the performance, scalability and reliability required for mission-critical Web data centers. Accordingly, to meet the requirements of their Web data centers, e-businesses increasingly need solutions that integrate the intelligence of Web session management capabilities with the speed and resiliency of leading networking infrastructure equipment.

The Alteon WebSystems Solution

  We provide next generation Internet infrastructure solutions that are designed to increase the performance, scalability, manageability, availability and control of Web servers and Web data centers. Our Web data center products include Gigabit Ethernet switches, server adapters and software that combine intelligent Web session management with the high performance of leading networking infrastructure solutions. We refer to this combination of capabilities as Web-working.

  We provide our Web-working solutions to e-commerce companies, Web portals, content publishers, Web hosting companies, Internet service providers and enterprises. Our Web data center switches, which we call Web switches, integrate multiple high-performance Web-working services, including local and global server load balancing, cache, firewall and router load balancing, bandwidth management and server security, with greater performance and cost-effectiveness than using a combination of traditional switches and Internet traffic management appliances. Greater integration can improve our customers' responsiveness to Web users by reducing delay, removing multiple points of potential system failure and simplifying management of the Web data center. It also can reduce the overall capital costs associated with building, maintaining and growing a Web data center. Our server adapters provide Gigabit Ethernet connectivity to servers and can increase their access speed while off-loading server processing tasks. Our switch and adapter architectures are scalable to accommodate a customer's growth. We believe that these features are crucial to e-businesses operating Web data centers today and will become increasingly important in the future.

  Our Web-working solutions are based on our core software and hardware technologies:

  Web OS. All of our Web switches support our Web OS, a suite of Web traffic control software tools for e-businesses. Web data center administrators to deploy features in any combination and to enable new features as new requirements arise. Web OS is designed to offer the following features:

  . Local server load balancing;
  . Global server load balancing;
  . Policy-based traffic redirection, which enables cache, firewall and router load balancing;
  . High availability configurations;
  . Server security; and
  . Bandwidth management.

  Distributed Processing Architecture Using WebICs. Our Web switches implement a distributed processing architecture that is optimized for processing-intensive, Web session management. We have developed application specific integrated circuits, or ASICs, which have been designed specifically to address the requirements of the Web data center. Our ASICs, which we call WebICs, are deployed in our Web switches in a distributed architecture with a WebIC at each port or port group, providing dedicated processing capacity. Our current Web switches can support a session switching rate of approximately 74,000 sessions per second on a single port, which we believe is the maximum session rate possible, or "wire speed," on a single Fast Ethernet port. Our WebICs are also programmable, providing the flexibility to integrate new Web traffic management capabilities through software upgrades.

[Description of Graphic: Graphic depicts components of a new generation of Web data center networks. It depicts the Internet at the center, connected to "Remote POPs," with Layer 2-7 Web data center switches and reverse proxy caches as components, "Data Centers" with load balancing web servers and application servers, layer 2-7 Web data center switches and load balancing firewalls as components and "Mirrored Data Centers." Graphic is captioned. "Next Generation Web Data Center Infrastructure."]

 The key benefits of our solutions are:

  High-Speed, Web Intelligent Switching. Our Web OS and Web switches combine Fast Ethernet and Gigabit Ethernet connectivity with both Layer 3 data packet forwarding and high-performance Web session switching to provide a broad set of Web traffic control capabilities. By intergrating multiple Web traffic management functions into a single platform, our solutions are designed to reduce the delay created by multiple, single-function appliances located in the data path. Our Alteon 700 Series of Web switches, like our existing families of Web switches, offers robust Web session switching capabilities based on Web OS. In addition, the Alteon 700 Series of Web switches is designed to offer wire speed Web session management for many more switch ports.

  Rapid and Efficient Scalability. Our Web OS software is designed to let e-businesses scale their Web data center infrastructure as their businesses expand. E-businesses can add Web traffic management functions on an as-needed basis through a software upgrade . In addition, our Web switches are scalable in performance, port density and feature support. Our distributed architecture, which includes a WebIC on every port or port group, is designed to allow the capacity of our Web switches to be increased rapidly and cost-effectively simply by adding more ports.

  System-Level High Availability. Local and global server load balancing capabilities enable our Web switches to monitor the status and performance of each server, server farm and server site and to redirect traffic to alternate servers and Web data centers in the event of a system failure or server overload. All of our Web switches feature automatic failover to redundant switches upon failure. Unlike two port Internet traffic management appliances, our switches also support multiple input and output connections, referred to as "full-meshed topology," with redundant network links.

  Increased Flexibility and Control. Our Web switches give Web data center administrators the ability to select and direct traffic flexibly and transparently through a designated network path or to a specific device or device group based on a defined set of policies, regardless of the original traffic destination. This feature, known as policy-based traffic redirection, helps Web data center administrators optimize network and server resources. In addition, bandwidth management features on our Alteon 700 Series of Web switches are designed to allow Web data center administrators to allocate and prioritize bandwidth to control resource usage.

  Cost Effectiveness. We believe that our Web data center solutions provide significant cost savings for our customers. Our solutions integrate multiple functions in a single Web switch, reducing capital, management and training costs. In addition, because our Web OS software can be implemented incrementally, Web data center administrators can typically deploy additional services without costly hardware upgrades. Our Web data center infrastructure solutions increase Web server efficiency by offloading processing tasks from servers, thereby allowing them to support more users and applications.

The Alteon WebSystems Strategy

  Our objective is to be the leading supplier of Web-working infrastructure solutions. The key elements of our strategy are:

  Extend Early Market Leadership in the Web-working Market. We pioneered Web-working by shipping the first Web switch in February 1998. Our focus on providing infrastructure solutions optimized for managing traffic in the Web data center has enabled us to build a strong position in the Web-working market. Unlike the Layer 3 switching and routing market, which is dominated by a few large companies, we believe the market for solutions optimized for managing traffic at the Web session layers is in its infancy. We believe our infrastructure solutions are among the most comprehensive Web traffic management solutions available today that address the increasingly stringent performance, scalability and reliability requirements of mission-critical Web data centers. Our newest family of Web switches, the Alteon 700 Series, is scheduled for early customer testing in July 1999. The Alteon 700 Series is designed to extend our performance leadership. Based on product simulations, we believe it will have the ability to process up to 12,000,000 million sessions per second per switch, which we believe would be the highest session switching rate in the industry. We believe this capacity, combined with port density of up to 128 Fast Ethernet or 32 Gigabit Ethernet ports, will allow us to provide our customers with a cost-effective and easily-managable upgrade path as they grow their Web data centers.

  Leverage our Web-working Technology Leadership. Acuitive, Inc., an industry research company, has described our Web switches as demonstrating industry leading performance. We offer customers a rich set of value-added Web traffic control functions based on our ability to manage traffic at the Web session layers. By integrating these functions on a single platform, we believe that our solutions offer higher performance and are more scalable and cost-effective than existing Web traffic management appliances that use standard processors and commercial operating systems. We intend to leverage Web OS and our distributed WebIC architecture to integrate many new traffic control features in our products. We believe that our ability to provide enhanced features using a common platform offers a significant competitive advantage. As an example of our technical leadership, we developed a specification for extending the standard Ethernet frame size to improve the performance of high-speed systems. This technology, known as Jumbo Frames, is supported by Compaq, IBM, Microsoft Corporation, Silicon Graphics, Inc. and other server suppliers. We co-authored a proposal for this capability with UUNet, Juniper Networks Inc. and Packet Engines/Alcatel and submitted it in June 1999 to the Internet Engineering Task Force with the objective of making it an industry standard.

  Build Relationships with Key Players in the Internet Marketplace. We intend to complement our direct sales force with a broader set of Internet-focused resellers, system integrators and Web service outsourcing leaders. In June 1999, we entered into an agreement with Lucent under which Lucent has the ability to include Alteon Web switches in its carrier networks offerings from their InterNetworking System Unit. Under this agreement, Lucent can resell our Web switches as part of the "Integrated IP Solutions for Service Providers" program. We formed our open platform technology program, or OPTECH, to facilitate cooperation among suppliers of products for Web data centers, is an important component of our distribution and technology integration strategy. Current members of OPTECH include Internet infrastructure providers such as CacheFlow, Inc., Check Point Software Technologies Ltd., Hewlett-Packard Company, Inktomi Corporation, Network Appliance, Inc., Novell Inc., Sandpiper Networks Inc. and WebSpective Software Inc. We believe that these relationships provide an important competitive advantage by helping us to anticipate industry trends and supply compatible solutions to joint customers. For example, Intermedia Communications Inc./Digex, Incorporated became a customer as a result of our relationship with Inktomi, their cache vendor.

  Increase Penetration of Leading E-businesses. We are focusing our near-term sales and marketing initiatives on leading e-commerce companies, Web portals, content publishers, Web hosting companies, Internet service providers and enterprises. Similar to the way universities led the adoption of router backbones, we believe that these early adopters of Internet technologies will lead the way to widespread adoption of Web-working infrastructure solutions.

  Expand our Supplier Relationships with Leading Server Manufacturers. We believe our ACEnic Gigabit Ethernet server adapter products have helped us establish close relationships with a majority of leading server vendors. These OEM customers provide us with valuable insights into Web server and Web data center application trends and technologies. Because our Web switches and server vendors' hardware and software offerings target a common environment, the Web data center, we should mutually benefit from increased cooperation in marketing, distribution, service and joint technology development. We plan to broaden our distribution and service relationships with leading server vendors to include not only our ACEnic server adapters but also our Web switch and Web OS products.

  Enhance Customer Service and Support. We believe that our ability to provide high-quality customer service and support is a key factor in attracting and retaining customers. Prior to the installation of our Internet traffic management solutions, our systems engineering team works with customers to analyze and understand their specific network needs. Our worldwide technical support team provides remote support through a full time, or "24x7," help desk and assists our customers with online queries and software upgrades. In addition, we provide consulting services to our customers. We intend to enhance our existing sales and customer service efforts by expanding our system engineering and customer support service organizations on a worldwide basis. Given the increasingly mission-critical nature of our customers' Web data centers, we believe our ability to provide differentiated service and support is a competitive advantage.

Technologies

  All of our Web switches are built on a technology core that consists of our Web OS traffic management software, our distributed processing architecture and our family of WebICs. This technology core forms the basis of our advanced Web switch and Gigabit Ethernet server adapter products, which are designed to optimize Web data center performance, availability, scalability and managability.

 Web OS Software

  Our Web switches run Web OS, a suite of Web traffic management software features. These features are designed to offload processing from Web servers, scale Web servers and applications, and increase the availability, managability and control of Web data center infrastructures. In addition to offering a variety of Web traffic management features, Web OS allows our Web switches to communicate and be dynamically controlled by external servers and network management devices. This enables customers with unique traffic management requirements to customize Web OS operations to meet their specific needs. Web OS is easily expandable, allowing customers to purchase and download additional Web traffic management features as they become available through the use of a simple software key.

 Distributed Processing Architecture

  Our distributed processing architecture is the key to our scalable, high-performance and cost-effective solutions for Web data center traffic management. The distributed processing architecture used in our Web switch products is specifically designed for processing-intensive Web traffic management. With two reduced instruction set computing, or RISC, processors located on every port or port group on the switch, the processing tasks for each Web session are distributed across the four RISC processors at the input and output ports for parallel operations. This not only increases Web session throughput, but also reduces delay as the processing queues are shortened with parallel processing. Our Web switches can support wire speed switching rates on a single Fast Ethernet port. Based on internal testing, we believe that distributed processing also enables our Web switches' performance to increase linearly as additional ports are added. As a result, administrators can scale their Web data centers by adding servers and router connections without eroding the performance of our Web switch. Because of the significant processing capacity provided by our distributed architecture, future Web traffic management features can be added with minimal performance impact.

 Proprietary WebICs

  Each port on our ACEdirector and ACEswitch 180 Series Web switches has a dedicated WebIC that consists of a hardware-assisted forwarding engine and two RISC processors. Two additional centralized RISC processors provide support for switch-wide management functions. On each port, the WebIC forwarding engine handles hardware-assisted packet forwarding, and the two RISC processors handle Web traffic management functions, such as load balancing and traffic redirection, in addition to traditional Layer 3 packet forwarding. Background processing tasks, including Simple Network Management Protocol, or SNMP, routing updates, server monitoring and global server site performance updates, are provided separately by the two centralized management RISC processors. In our current generation of Web switches, up to ten WebICs are interconnected, which permits up to 20 RISC processors to be cost-effectively implemented in a single Web switch. We believe that this could enable our current generation of Web switches to process up to 296,000 sessions per second. We believe that the processing capacity and scalability enabled by the integration of RISC processors into our WebICs significantly differentiates our Web traffic management products.

  Our Alteon 700 Series, which is scheduled for early customer testing in July 1999, is designed to improve on our current generation of Web switches by integrating a new one million gate WebIC. This new WebIC also has two RISC processors that exclusively support service-specific features. The WebIC implements traditional Ethernet and Layer 3 packet switching, as well as processing-intensive Web session layer functions, directly in hardware rather than handling them in software within the RISC processors. For example, in implementing server load balancing, only Web session setup, which consists of selecting the best server based on the user-configured load balancing algorithm, is performed by the RISC processors. Once the server is identified, all packets in the same Web session are switched to the selected server using hardware only, bypassing the RISC processors. This means that the two RISC processors have significant excess capacity, permitting the addition of new capabilities in the future. This new WebIC is also capable of extracting information embedded in the data portion of packets, a capability known as Web content parsing, which allows processing-intensive features such as the following to be implemented with minimal performance impact:

  . URL-based load balancing, which is the ability to redirect Web sessions to servers based on the uniform resource locator, otherwise known as a URL, or Web address; and

  . SSL session-identifier load balancing, which is the ability to load balance SSL sessions to specific Web servers based on the session identifiers embedded in the secure sockets layer, or SSL, a popular protocol. SSL is used for e-commerce data encryption.

  As e-commerce applications embed more and more user-specific information in a Web session, high-speed Web content parsing will become increasingly important. Our new WebIC also implements traffic-prioritization support in hardware, while granular bandwidth management tasks such as usage metering and bandwidth control are implemented in the two RISC processors. In the high-end model of our Alteon 700 Series, the Alteon 714, up to 34 of our new WebICs are interconnected. This is designed to enable data throughput rates of up to 12,000,000 Web sessions per second.

  Our current-generation WebIC is also used across our ACEnic Gigabit Ethernet server adapter line. The two embedded RISC processors are used to implement many intelligent functions. Our WebIC allows our ACEnic to be highly effective in reducing host central processing unit, or CPU, utilization. This frees up Web server processing cycles for applications. This capability has resulted in this product being chosen by many high-end server vendors, including IBM, Compaq, Hewlett-Packard, Silicon Graphics, Network Appliance and EMC Corporation, as part of their networking solutions.

Products

 Web OS Software

  Web OS offers a rich set of features that can be implemented as needed, providing Web data center administrators control of Web data center traffic without sacrificing performance. Web OS includes local and global server load balancing, policy-based traffic redirection, high availability configurations, bandwidth management and server security services as well as a full complement of Web switch management capabilities. Web OS was introduced in February 1998 and is implemented on our ACEdirector 2 and 3 and Alteon 180 Series and will be available on our Alteon 700 Series of Web switches.

  Local Server Load Balancing. This feature allows network administrators to transparently distribute Web session traffic across a group of physical servers at the same location, thereby creating one large virtual server.

This allows Web data center administrators to scale Web application performance by simply aggregating more servers, with no changes required to the application or to the user's configuration. By continuously monitoring server, application and content status and server load, this function ensures that traffic is sent to the best-performing servers. For each Web session request received, a Web switch running Web OS identifies the desired application and the target server group based on information in the headers of the session request and, if appropriate, the URL or SSL session identifiers embedded in the session request. Web OS identifies the best server within the target server group to handle each Web session using one of its load balancing algorithms. Web OS can also interface with external programs running on a server or a management device to dynamically change its server selection method.

  Global Server Load Balancing. Web OS global server load balancing allows content and servers to be distributed to locations around the world and directs user requests to the best locations based on Web server and Web data center performance, proximity to the client and Web server response time. If a Web data center has suddenly failed or is overloaded, requests are redirected to the next best location to help ensure application availability. Each Web switch participating in global server load balancing monitors the status, response time and performance of all the other load balancing locations and exchanges its measurements with the Web switches in those locations. With a complete and global view of each location's status and performance, the Web switch running Web OS directs requests to locations near each requesting user in proportion to their available capacity. As a result, the best performing locations receive more connection requests than other locations, in proportion to their ability to handle additional requests. This is designed to optimize response times and provide consistent user performance.

  Policy-based Traffic Redirection. This feature allows Web data center administrators to use powerful filtering capabilities available in Web OS to intercept traffic based on a variety of Web session attributes and redirect the traffic to a designated Web server or server farm. Filters can be configured based on source and destination IP address or Web session addresses. When traffic is redirected to a server farm, a Web switch running our Web OS software automatically performs load balancing across the server farm. The following are examples of policy-based traffic redirection:

  . Web Cache Redirection. This feature enables the use of transparent Web caches without placing them in the data path. A Web switch running Web OS can be configured to redirect outgoing Web traffic to a cache or cache farm. By analyzing Web requests based on the embedded URL, Web OS further improves cache server efficiency by only redirecting to the cache requests for cachable objects from cachable sites. When a Web switch is instructed to redirect traffic to a cache farm, the switch employs an algorithm to load balance Web requests across the individual caches while maximizing cache hits. Cache servers are continually monitored and requests are forwarded either to a backup cache or directly to the Internet upon a cache failure or overload.

  . Firewall and Router Load Balancing. Web data center administrators can also use redirection filters to extend the scalability and availability benefits of server load balancing to in-line packet processing devices, such as firewalls and routers, thereby increasing overall Web data center throughput. For instance, application redirection enables a firewall or router in standby mode to become fully active and available to process its share of traffic with no software or hardware change. This feature not only increases Web data center performance but also increases a customer's return on invested capital, because these devices would otherwise be inactive until failures occur in the primary firewall or router.

  High Availability. We have designed all Web OS services to enable ongoing service in the event of any Web data center infrastructure failure involving a firewall, cache, server, application, content or even an entire server farm or network failure. In addition, redundant Web switches running Web OS can be deployed in an "active-active" configuration with multiple "peer" switches sharing Web session processing load. Upon detection of a peer switch failure, a healthy switch automatically assumes the failed switch's load to prevent service outage. Additionally, Web switches support full-meshed topologies, eliminating system-wide single points of failure that can occur with standalone, two-port Internet traffic management devices.

  Bandwidth Management and Class of Service (CoS). These capabilities provide bandwidth control for traffic entering and leaving Web servers. Because our Web switches are designed to connect directly to servers, they are positioned to meter server input and output and to control bandwidth usage. This feature allows e-businesses to record a variety of traffic statistics for accounting, service level agreement reporting and capacity planning.

  Server Security. This feature automatically protects Web servers against unwanted intrusion by discarding illegitimate sessions. This function also supports access control filtering and generic network address translation to allow implementation of private Internet addresses.

 Web Switches

  ACEdirector Series. Our ACEdirector product line represents our first series of stackable, fixed configuration Web switches. Based on our WebIC technology and distributed processing architecture, the ACEdirector Series supports Ethernet and Layer 3 switching and most Web OS Internet traffic control features. The ACEdirector Series includes the ACEdirector 2 and ACEdirector 3 products. The ACEdirector 3 supports more memory than the ACEdirector 2, enabling expanded network configurations. Both products offer eight Fast Ethernet ports, with the ACEdirector 3 supporting one additional Gigabit Ethernet port. We began shipping our ACEdirector product line in April 1998.

  Cache Director. Our Cache Director is a Web traffic management appliance designed to provide single-function, policy-based traffic redirection, at an entry-level price. The Cache Director incorporates the same WebIC technology as our ACEdirector Series and is based on the same distributed processing architecture as all of our Web switches. We have shipped this product since December 1998.

  Alteon 180 Series. Like our ACEdirector series, our Alteon 180 Series is stackable, with fixed-configuration Web switches. The Alteon 180 Series consists of the Alteon 180, which supports Ethernet and Layer 3 switching, and the Alteon 180Plus, which is additionally configured with Web OS functions to enable advanced Web traffic management features. The Alteon 180 Series supports nine Gigabit Ethernet ports, eight of which provide a Fast Ethernet option and automatically select the appropriate speed based on the connection. We have shipped Alteon 180 Series products since February 1998.

  Alteon 700 Series. Our Alteon 700 Series represents our most advanced offering of Web switches and was developed using our next-generation WebIC technology. Early customer testing of our Alteon 700 Series is scheduled to begin in July 1999. Like our existing families of Web switches, the Alteon 700 Series offers robust Web session switching capabilities using our suite of Web OS software products. In addition, with the advanced processing capabilities of our new generation WebIC, the Alteon 700 Series of Web switches enable high performance Web session management for a large number of switch ports, an important capability for rapidly growing e-business Web data center implementations. The Alteon 700 Series is comprised of the Alteon 708 and the Alteon 714. The Alteon 708 can support up to 64 Fast Ethernet or 16 Gigabit Ethernet ports in flexible combinations while the Alteon 714 can support up to 128 Fast Ethernet or 32 Gigabit Ethernet ports. Both the Alteon 708 and the Alteon 714 are housed in modular switch chassis, providing multiple slots for mixed connectivity. The Alteon 700 Series is designed to offer wire speed packet and session switching throughput. All removable components are interchangeable between the 708 and 714 products, enhancing our customers' flexibility and ability to leverage their existing infrastructure investment. The Alteon 708 offers redundant power supplies and cooling fans, while the Alteon 714 also offers redundant core semiconductor interconnections. Both switches can support all Web OS functions.

  The following table summarizes the features and performance capabilities of our Web switches:

                                                                      Alteon 180
                            ACEdirector 2/3     Cache Director           Plus             Alteon 708         Alteon 714
                          ------------------- ------------------- ------------------- ------------------ ------------------
Maximum Configurations..
                          8 Fast Ethernet;    8 Fast Ethernet     8 selectable        Up to 64 Fast      Up to 128 Fast
                          ACEdirector 3                           10/100/1000         Ethernet or 16     Ethernet or 32
                          also supports 1                         Ethernet plus 1     Gigabit Ethernet   Gigabit Ethernet
                          Gigabit Ethernet                        Gigabit Ethernet
                          uplink                                  uplink

Web Session Switching ..  Yes                 Yes                 Yes                 Yes                Yes

Sessions per Second per
Port (approximate)......  74,000              74,000              74,000              74,000             74,000
                                                                                      (Fast Ethernet)    (Fast Ethernet)
                                                                                      740,000            740,000
                                                                                      (Gigabit Ethernet) (Gigabit Ethernet)

Sessions per Second per
Switch (approximate)....  296,000             296,000             296,000             6,000,000          12,000,000

Modularity..............  Stackable           Stackable           Stackable           Modular            Modular
                          Fixed configuration Fixed configuration Fixed configuration 4 input/output     8 input/output
                                                                                      slots for mixed    slots for mixed
                                                                                      connectivity       connectivity

Physical Redundancy.....  None                None                None                Redundant power    Redundant power,
                                                                                      and management     fabric and
                                                                                      module             management module

Fabric Capacity.........  8 Gbps              8 Gbps              8 Gbps              90 Gbps            180 Gbps

Per Port List Price
Range of Fully-
Configured System         Fast Ethernet:      Fast Ethernet:      Fast and Gigabit    Fast Ethernet:     Fast Ethernet:
(U.S.)..................  $1,375              $687                Ethernet:           $387-$583          $350-$545
                          Gigabit Ethernet:                       $1,667-$2,444       Gigabit Ethernet:  Gigabit Ethernet:
                          $2,000                                                      $2,149-$2,930      $2,042-$2,824

  The session per second per port performance for the Alteon 708 and Alteon 714 are design objectives that have been verified through design simulation.

  The session per second per switch performance is based on internal testing and extrapolation of port performance data.

 ACEnic Gigabit Ethernet Server Adapters

  We shipped the industry's first Gigabit Ethernet server adapter, the Alteon ACEnic, in late 1997. In 1998, according to IDC, Alteon ACEnics garnered 47% of the Gigabit Ethernet adapter market.

  The key design principle of the ACEnic is to offload processing from the server CPU onto the ACEnic server adapter to free up server central processing unit, or CPU, capacity for application processing. Our ACEnic features a WebIC with two built-in RISC processors that enables it to offload network processing from the server, provide downloadable updates and support value-added feature enhancements.

  We believe our ACEnic server adapters are among the best performing in the industry. Industry-leading server performance results have been publicized by a number of companies using our ACEnic server adapters. For example, Microsoft has stated that it has demonstrated 920 Mbps throughput on a single-CPU Pentium II Xeon server (400MHz), and IBM has announced 989 Mbps throughput for an RS/6000 platform using our ACEnic server adapter.

  The ACEnic is currently available for Peripheral Component Interconnect, or PCI bus, and Sun bus, or Sbus, with software drivers available for leading operating systems such as Microsoft NT 4.0 and Windows 2000, Sun Solaris and Solaris x86, Linux and FreeBSD. A number of our OEMs have written drivers for many other operating environments, including:

  . AIX, OS/400 and OS/390 from IBM;

  . Tru64, NT (Alpha) and OpenVMS from Compaq;

  . IRIX from SGI; and

  . Mac OS from Apple Computer, Inc.

  We believe that the breadth of operating systems that we support and the software drivers written by our server and other OEM partners will continue to be a strong asset as Gigabit Ethernet is increasingly deployed in volume during the next few years.

  Our ACEnic server adapters, as well as all of our Web switches, support Ethernet frame sizes above the standard 1,500 bytes, known as Jumbo Frames. Jumbo Frames is an optional performance extension to Ethernet that we propose to Gigabit Ethernet solution providers. Using larger frame sizes during large block transfers minimizes consumption of server processing capacity. In publicly-conducted performance tests, Jumbo Frames has been shown to significantly increase server throughput. Importantly, among the top 33 SPECweb96 Web server performance results published in April 1999, 10 of them were achieved by Web servers connected with Alteon ACEnics and Alteon 180 switches running Jumbo Frames. SPECweb96 is an industry software benchmark designed to measure a system's ability to act as a World Wide Web server for static pages. For this reason, almost all of our ACEnic OEM partners have implemented Jumbo Frame support in their drivers. We believe that the widespread endorsement of Jumbo Frames among high-speed adapter suppliers will be a significant leverage for our Web switches in server farm networks.

Customers

  Our customers include e-commerce companies, Web portals, content publishers, Web hosting companies, Internet service providers and enterprises. The following companies have purchased at least $100,000 of our products:


  Agence France-Presse (France)      Hewlett-Packard Company
  Airtel Movil S.A. (Spain)          Hong Kong Telecom IMS Ltd.
  Cable & Wireless plc. (UK)         IBM Corporation
  China Telecom (Hong Kong) Ltd.     Intermedia Communications
  Compaq Computer Corp.              Inc./Digex, Incorporated
  Concentric Network Corp.           KDD Corporation (Japan)
  Dacom Corporation (Korea)          Lyonnaise Cable (France)
  Datek Online                       Microsoft Corporation
  DDI Corporation (Japan)            NTL, Inc. (UK)
  Dun & Bradstreet Corp/DE/          Nippon Tel & Tel Ads (Japan)
  EMC Corporation                    Rogers Communications Inc. (Canada)
  E*TRADE Group, Inc. (Japan)        Sandpiper Networks, Inc.
  Exodus Communications, Inc.        Telefonica S.A. (Spain)
  France Telecom (France)            3Com Corporation
  Fuji Xerox Information Services    Uni2 (Spain)
  (Japan)                            UUNET Technologies, Inc.


  We sell our Gigabit Ethernet server adapters primarily to original equipment manufacturers, or OEMs. The following OEMs have purchased more than $100,000 of our server adapters:

  Compaq Computer Corp.              IBM Corporation
  EMC Corporation                    NEC Corporation (Japan)
  Hewlett-Packard Company            3Com Corporation

  In our fiscal 1998, sales to Sun Microsystems accounted for 42% of net sales, sales to Fuji Xerox accounted for 14% of net sales and sales to 3Com accounted for 10% of net sales. We expect that revenues from a relatively small number of customers will continue to account for a significant portion of revenues. Unless and until we diversify and expand our customer base, our future success will significantly depend upon the timing and size of future purchase orders from our largest customers.

  Sales to customers outside of North America accounted for approximately 28% of our net sales in fiscal 1998 and 20% of our net sales in the nine months ended March 31, 1999.

  The following examples illustrate how our customers use our products to enhance service offerings.

  Dacom Corporation. Dacom is the second leading telecommunications carrier and the leading Internet service provider in Korea. The company was named by Data Communications Magazine as the best business Internet service provider in Asia Pacific and is currently the most profitable ISP in Korea. According to Dacom, a key reason for the company's success as an e-business is their aggressive application of advanced technologies in their Internet infrastructure to improve customer service and control costs. Dacom began deploying Alteon's Web switches in May 1998 to enable transparent caching on their Trans-Pacific link. To enable caching without requiring their customers to modify their browsers to send traffic to the cache, we installed an Alteon 180Plus next to the transit router. This Web switch transparently intercepts non-domestic outbound traffic and redirects it to the cache. As a result, Dacom has reduced bandwidth cost by 30% per month and, more importantly, improved their customers' response time. Dacom has purchased over 40 Alteon Web switches and is deploying them in all of their caching locations. Dacom also uses our Web switches to load balance all of their servers, including file transfer, mail, news and domain name service servers, for high availability and server capacity scaling. Dacom has also installed our Web switches to offload access list processing from their expensive backbone routers. Dacom recommends Alteon Web switches to their co-location customers for load balancing and traffic redirection.

  Sandpiper Networks, Inc. Sandpiper Networks provides an outsourced service, helping Web publishers distribute their content reliably around the globe over Sandpiper's content delivery network. To implement this service in a manner that can scale and is completely reliable, Sandpiper has developed and integrated a hardware and software solution called Footprint. In a FootPrint Content Distributor location, an Alteon WebSystems ACEdirector connects to Sandpiper customer Web cache servers that store their customers' content. The ACEdirector is used for automatic failover. The ACEdirector evenly distributes incoming requests between the two Web cache servers. It periodically executes a comprehensive check of the Web cache server hardware and software to determine if the Content Distributors are performing properly. If there is a failure, or significant degradation in server performance, the AceDirector will direct all traffic to the best-performing server. The ACEdirector is also capable of evenly distributing incoming requests among the servers in the farm. Sandpiper has deployed over 50 Alteon ACEdirectors for their service. As OPTECH members, Sandpiper and Alteon also engage in joint product development activities that are intended to enable Sandpiper to enhance their product offerings.

  Concentric Network Corp. Concentric Network Corp. is a leading Internet service provider that provides value-added IP network and Web hosting services for large and small businesses. Concentric operates an extensive backbone network that interconnects more than 20 SuperPOPs in the United States that provide nationwide coverage for dial, digital subscriber line and T1/T3 connectivity. In addition, Concentric operates four Web hosting data centers around the United States. Concentric has many hundreds of co-located or managed servers. In an effort to provide its customers with high availability, fault tolerance and scalability for their server-based applications, Concentric introduced new local and distributed server environment services. Concentric sought to offer these services through a uniform switching architecture, with a low cost of deployment per customer and the ability to support a redundant failover configuration. To meet these challenges, Concentric has already deployed 16 Alteon Web switches in redundant configurations in the majority of its data centers. Our Web switches provide Gigabit Ethernet connectivity for their data center routers and the Ethernet switches used to connect servers. Our Web switches are also used to load balance traffic between multiple customer Web servers and to provide rapid failover services in the event of a port, link, switch or server failure. The ACEdirectors also provide Concentric with automatic and transparent redirection of any IP traffic type based on specific traffic engineering needs. Using our Web switches, Concentric successfully launched its Local Server Environment services with 99.97% service level guarantees and a low cost of deployment. Concentric also uses our Web servers to load balance servers supporting its consumer dial service.

Marketing, Sales and Customer Support

  We sell our products through our direct sales force, OEMs and resellers. In North America we sell our products both directly and through OEMs, and we sell our products internationally primarily through resellers. We are actively establishing new sales channels and increasing our direct sales force, both domestically and internationally. Our direct sales teams typically consist of a sales representative covering specific geographic regions and a systems engineer. Our systems engineers provide technical support and implementation expertise during the evaluation process. We expect to nearly double the number of direct sales personnel in the next six months in order to both support and develop leads for our indirect distribution channels and increase the direct sale of our products. This expansion will significantly increase personnel costs and related expenditures. Sales personnel will not be productive immediately and we can not assure you that costs of this expansion will not exceed the revenues generated by the sales personnel.

  To achieve broader and more geographically dispersed distribution of our products, we expect to increase our reliance on OEMs and resellers. For example, in June 1999, we signed an agreement with Lucent under which Lucent has the ability to integrate and resell Alteon Web switches with their solution offerings in their "Integrated IP Solutions for Service Providers" program. We cannot assure you that our existing OEM and reseller customers will market our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. Furthermore, current OEM customers have developed, or may be developing, competitive products, or may have pre-existing relationships with our current or potential competitors which may reduce their efforts in selling our products. We may also be unable to retain current or future OEM customers. Generally, OEM relationships can be terminated with little or no notice. If our relationship with any current or future OEM customers is terminated by either party, we may not be successful in replacing the customer on a timely basis, or at all, with another suitable OEM.

  We sell our Web switches and our Web OS primarily through our direct sales force to e-businesses, including e-commerce companies, Web portals, content publishers, Web hosting companies, Internet service providers and enterprises. We sell our server adapters primarily to OEMs. We believe that our customers evaluate our products primarily on the basis of performance, features, manageability and speed of delivery.

  We believe that alliances with vendors of complementary technologies are important in our rapidly-evolving market. As a result, we have established our OPTECH program, which has three components: product interoperation/integration, joint marketing and joint sales. Through this program, we attempt to offer our customers more complete, integrated Web data center solutions. OPTECH members include Internet infrastructure providers such as Cacheflow, Check Point Software Technologies, Hewlett-Packard, Inktomi, Network Appliance, Novell, Sandpiper Networks and WebSpective Software. Alliances such as OPTECH and our relationship with Lucent help us to expand our sales effort, penetrate new accounts, and ensure interoperability with industry leading products and compliance with industry standards.

  Once our products are sold to end users, our system engineering team continues to work to address the evolving needs of their networks. We assist our OEMs and resellers in providing support for products they sell. The sales price for all of our products includes a one-year full warranty, and an additional five-year service plan can be purchased separately. Our technical support team provides worldwide support through a help desk and assists our customers with online service updates and software upgrades. We also provide on-site support for critical problem resolution. In addition, we provide a full range of consulting services to our customers, including comprehensive network management and performance and capacity analysis to assist in predicting future network requirements. We believe that we have leading customer service and support capabilities and we plan to continue to invest in this area in the future.

Research and Development

  To be successful, we must continue to enhance and build on our WebIC and Web OS technologies and to develop competitive new products. We have assembled a team of highly experienced hardware, software and test engineers and system architects. Our engineering team possesses expertise in the areas of high performance server connectivity, high performance, highly-integrated ASIC and system design and internetworking.

  We take an aggressive, team-oriented approach to product development, with hardware and software engineers working together with product marketing to combine high performance with rapid time-to-market, which we believe are critical to maintaining a leadership position in the Web-working market. Our product development efforts focus on:

  . defining product features;
  . developing product specifications and architecture;
  . implementing design;
  . performing extensive design verification and testing; and . initiating field testing.

  As of June 30, 1999, we employed 47 full-time employees in research and development. During fiscal 1998, we spent $8.8 million on research and development. In the nine months ended March 31, 1999, we spent $7.1 million on research and development.

  Our industry is characterized by very rapid technological change, frequent new product introductions and enhancements, changes in customer demands and evolving industry standards. Our existing products will be rendered less competitive or obsolete if we fail to introduce new products or product enhancements that anticipate the features and functionality that customers demand or insure that our products interoperate with current and emerging networking technologies. In the past, we have lost customers to competitors because we were not able to respond to their requests for additional features in a timely fashion.

Manufacturing

  Our manufacturing operations consist primarily of prototype development and quality control. We outsource substantially all of the manufacturing and testing of our hardware platforms to a contract manufacturer, Celestica, on a turn-key basis. We purchase our custom components from third party suppliers and deliver those components to Celestica on a consignment basis for assembly in our hardware platforms. We design and direct Celestica's manufacturing processes with the goal of ensuring compliance with our quality standards and cost improvement initiatives. Our reliance on a single independent manufacturer involves a number of risks, including the absence of adequate manufacturing capacity and reduced control over delivery schedules, manufacturing yields and costs. In addition, as our relationship with Celestica develops, manufacturing yields or product performance could be adversely affected due to difficulties associated with adapting our technology and product design to Celestica's process technology and design rules. In addition, Celestica is not obligated to supply products to us for any specific period, in any specific quantity or at a specific price, except as may be provided in a particular purchase order. If Celestica is unable or unwilling to continue manufacturing our components in required volumes, we will have to identify acceptable alternative manufacturers, which could take in excess of six months.

  We purchase several key product components that are contained in our products from only one source and alternative sources for these components are either not currently available or are difficult to develop. The inability to obtain sufficient quantities of these components may result in delays or reductions in product shipments, which would harm our business. For example, the only manufacturer for our WebICs is LSI. The process used to manufacture our WebICs is proprietary to LSI. We do not have a supply agreement with LSI. If LSI terminated our relationship, we would be required to redesign our WebICs to make them compatible with the manufacturing process of a new supplier. We estimate that this process could take as long as twelve months and cost $4.0 million dollars or more.

  In order to maintain our competitive edge, we plan to focus our manufacturing efforts on:

  . new product introduction;
  . building prototypes of new products;
  . ensuring that products are designed for low cost;
  . ensuring that product design and manufacturing processes yield high quality;
  . process design;
  . constant yield improvement;
  . failure analysis of field and factory failures;
  . constant cost reduction;
  . ensuring a very high level of customer satisfaction; and . aggressively managing overhead and period costs to an absolute minimum.

Competition

  We compete in the highly competitive, next generation Internet infrastructure market. We expect competition to intensify in the future. We believe our ability to compete successfully in this market will be driven primarily by the reliability, performance and distinctive features of our products and by the quality of our customer service. Our principal competitors include:

  . Large telecommunications and networking companies. We face competition from large telecommunications and networking companies, including Cisco and Nortel Networks Corporation. These companies have a longer operating history, broader customer relationships, greater brand recognition and a broader set of products than we do. For example, Cisco offers a variety of Internet networking appliances and software that manage traffic volume, and we believe that Cisco plans to introduce a product that would compete with our products. If Cisco or other companies were to bundle their products, incorporate an Internet traffic management component into existing products or form alliances with, or acquire competing Web traffic management products or companies, even if their products do not have comparable capabilities, they would be significant competitors and their activities could cause us to reduce our prices.

  . Other vendors of traffic management solutions. A number of other private and public companies offer products designed to provide Internet traffic management solutions. Some of these companies offer products focused on a particular function, such as bandwidth management or load balancing. With respect to a particular function, these products may be superior to ours. Other companies offer sophisticated Web traffic management solutions with a variety of features. Some of these companies have longer operating histories, an extensive knowledge of our industry, more resources and broader customer relationships than we do.

  In order to compete successfully in this emerging market, we need to:

  . continuously improve our time-to-market with new features and capabilities, thus reducing the risk of one traffic management function being made obsolete or less competitive and maintaining a significant barrier to entry;

  . commercialize product features that take advantage of the Web session layers hardware switching and switching-assist capabilities in our next generation WebIC; and

  . build relationships with networking equipment providers that lack
    Internet traffic management solutions.

Intellectual Property

  Our success is dependent upon our ability to develop and protect our proprietary technology and intellectual proprietary rights. We rely primarily on a combination of contractual provisions, confidentiality procedures, trade secrets, and patent, copyright and trademark laws to accomplish these goals.

  We have two U.S. patent applications pending. It is possible that the patents that we have applied for, if issued, or our potential future patents may be successfully challenged or that no patents will be issued from our patent applications. It is also possible that we may not develop proprietary products or technologies that are patentable, that any patent issued to us may not provide us with any competitive advantages, or that the patents of others will harm our ability to do business.

  We seek to avoid disclosure of our trade secrets, including but not limited to, requiring employees, customers and others with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code. We also seek to protect our software, documentation and other written materials under trade secret and copyright laws. Despite our efforts to protect our proprietary rights, existing laws and our contractual arrangements provide only limited protection. Unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Expensive litigation may be necessary in the future to enforce our intellectual property rights. Our failure to enforce and protect our intellectual property rights could harm our business.

  We incorporate technology that is licensed from several third parties into our products. These licenses are either perpetual or are for technologies for which alternative sources are generally available. In addition, our WebICs are manufactured using technology owned by LSI. If we lost access to this LSI technology, we would be required to re-design our products and develop or license additional technology.

  We expect that we will be subject to infringement claims as the number of products and competitors in our markets grows and the functionality of products overlaps. Currently, we are involved in trademark litigation over the use of the name and mark Alteon and Alteon Networks. The results of any litigation matter are inherently uncertain. In the event of an adverse result in any litigation with third parties that could arise in the future, we could be required to pay substantial damages, including treble damages if we are held to have willfully infringed, to cease the manufacture, use and sale of infringing products, to expend significant resources to develop non-infringing technology, or to obtain licenses to the infringing technology. In addition, lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could damage our business by forcing us to do one or more of the following:

  . stop selling, incorporating or using our products that use the challenged intellectual property;

  . obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

  . redesign those products that use such technology.

Employees

  As of June 30, 1999, we employed 142 employees. Of the total number of full-time employees, 47 were in engineering, 67 were in sales and marketing and business development and 28 were in operations and administration. Our employees do not have any collective bargaining agreement, and we have never experienced a work stoppage. We believe our employee relations are good.

Facilities

  Our corporate headquarters are located in San Jose, California, under a lease that expires in 2003, but which may be renewed for an additional five years. We occupy approximately 48,000 square feet in this facility and sublease approximately 30,000 square feet under a sublease that expires in 2003. We also lease space in Japan for our sales personnel. We believe that our existing facilities are adequate for current requirements and that additional space can be obtained on commercially reasonable terms to meet future requirements.

Legal Proceedings

  Alteon Incorporated, a pharmaceutical company, filed a lawsuit against us on March 2, 1998 alleging trademark infringement and related claims arising from our use of the name and mark Alteon and Alteon Networks. An answer denying the claims of Alteon Incorporated was filed on May 1, 1998. Alteon Incorporated is seeking a preliminary and permanent injunction against our use of these names, damages (including treble damages), costs and attorney's fees. We believe we have strong defenses and we intend to defend ourselves vigorously. However, we cannot assure you that we will prevail in the action. If we do not prevail in this action, we would not be able to use the Alteon name for our company products, Web site or for other purposes. We could be required to pay substantial damages and change our name, either of which could harm our business.

                                   MANAGEMENT

Directors and Executive Officers

  The following table sets forth information regarding our executive officers and directors as of June 30, 1999.

Name                      Age Position
----                      --- --------
Dominic P. Orr...........  48 Chief Executive Officer, President and Director
Joe T. Booker............  58 Vice President of Operations and Director
Selina Y. Lo.............  39 Vice President of Marketing and Product Management
James G. Burke...........  56 Chief Financial Officer and Secretary
Barton M. Burstein.......  46 Vice President of Business Development
Anthony Narducci.........  54 Vice President of Worldwide Sales
Shirish S. Sathaye.......  38 Vice President of Engineering
Tench Coxe...............  41 Director
Adam Grosser.............  38 Director
Andrew W. Verhalen.......  43 Director

  Dominic P. Orr has served as our Chief Executive Officer and President and as a member of our board of directors since November 1996. From 1994 to 1996, Mr. Orr served as Senior Vice President at Bay Networks, a computer-networking company. From 1982 to 1996, Mr. Orr held various positions at Hewlett Packard Co., a computer and office equipment company, including Director of Marketing and Product Operations in Asia Pacific for its computer systems organization. Mr. Orr holds a B.S. in Physics from the City University of New York and a M.S. in Theoretical Physics and a Ph.D. in Neurophysiology from the California Institute of Technology.

  Joe T. Booker has served as our Vice President of Operations since February 1997 and as a member of our board of directors since September 1997. From August 1994 to February 1997, Mr. Booker served as Vice President and General Manager of the Commercial Business Unit at Bay Networks, a networking company.

  Selina Y. Lo has served as our Vice President of Marketing and Product Management since September 1996. In 1993, Ms. Lo co-founded Centillion Networks, Inc., a networking company that was acquired by Bay Networks, Inc. in May 1995, and served as Vice President of Marketing from May 1995 to July 1996. Ms. Lo holds a B.S. in Computer Science from the University of California at Berkeley.

  James G. Burke has served as our Chief Financial Officer and Secretary since October 1998. From April 1997 to October 1998, Mr. Burke worked as an independent consultant. From October 1992 to April 1997, Mr. Burke served as Vice President of Finance and Administration, Chief Financial Officer and Secretary of C-Cube Microsystems, Inc., a semiconductor company. Mr. Burke holds a B.S.E.E. and B.N.S. from the University of Wisconsin and an M.B.A. from Harvard University Graduate School of Business Administration.

  Barton M. Burstein has served as our Vice President of Business Development since August 1998 and has worked at Alteon since January 1997. From January 1995 to January 1997, Mr. Burstein worked at Bay Networks in a variety of positions, including Director of Advanced Technology Sales/ICON. From 1985 to 1994, Mr. Burstein worked at UB Networks, Inc., a networking company, in a variety of positions, including Director of Latin America and Asia Sales. Mr. Burstein holds a B.A. from Antioch College and a Masters in Computer Science from the University of Michigan.

  Anthony Narducci has served as our Vice President of Worldwide Sales since November 1998. From October 1997 to October 1998, Mr. Narducci served as Vice President of Sales for Shomiti Systems, Inc. a networking company. From 1994 to 1997, Mr. Narducci served as Vice President, North American Business Unit at Network Equipment Technologies, Inc. a networking company. Mr. Narducci holds a B.S. in Management from Lehigh University.

  Shirish S. Sathaye has served as our Vice President of Engineering since May 1997. From June 1994 to May 1997, Mr. Sathaye worked at FORE Systems, Inc. a networking company, in a variety of positions, including Product Group Director. From June 1986 to May 1994, Mr. Sathaye worked at Digital Equipment Corporation, a computer company in a variety of positions, including Principal Engineer. He has published several technical papers, and has numerous patents issued and pending on high-speed network design and performance analysis. Mr. Sathaye holds a Ph.D. in Computer Engineering from Carnegie Mellon University.

  Tench Coxe has served as a member of our board of directors since May 1996. Mr. Coxe has served as a managing director of the general partner of Sutter Hill Ventures, a venture capital investment firm in Palo Alto, California, since 1989. From 1984 to 1987, Mr. Coxe served as a Director of Marketing and in other management positions with Digital Communications Associates, a telecommunications company. Mr. Coxe currently serves on the board of directors of Clarus Corporation, Copper Mountain Networks, Inc., Edify Corporation and NVidia Corporation. He holds a B.A. in Economics from Dartmouth College and an M.B.A. from Harvard University Graduate School of Business Administration.

  Adam Grosser has served as a member of our board of directors since June 1999. Since February 1997, Mr. Grosser has held various positions with At Home Corporation, including Senior Vice President. Prior to that time, Mr. Grosser was the President and Chief Executive Officer of Catapult Entertainment, Inc., a provider of networking services for personal computers and console video games that he co-founded in April 1994 and sold in November 1996. Catapult filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. bankruptcy code in October 1996. This filing was made in connection with the acquisition of Catapult by Mpath Interactive, Inc., which occurred following conclusion of this bankruptcy filing in November 1996. From August 1993 to April 1994, Mr. Grosser was the Senior Vice President of New Media at Sony Pictures. From August 1990 to August 1992, he was the General Manager of the New Media Group at Lucas Arts Entertainment. Mr. Grosser holds B.A., M.S. and M.B.A. degrees from Stanford University.

  Andrew W. Verhalen has served as a member of our board of directors since May 1996. Mr. Verhalen has been a partner of Matrix Partners, a venture capital investment firm, since April 1992. Mr. Verhalen currently serves on the board of directors of Copper Mountain Networks, Inc., Phone.com, Inc. and WatchGuard Technologies, Inc. He also serves on the boards of several private technology companies. Prior to Matrix, Mr. Verhalen held senior management positions at 3Com Corporation and Intel Corporation. Mr. Verhalen holds B.S.E.E., M.Eng. and M.B.A. degrees from Cornell University.

  Our executive officers are appointed by the board of directors and serve until their successors are elected or appointed. There are no family relationships among any of our directors or executive officers. No director has a contractual right to serve as a member of our board of directors.

Board Committees

  . Audit Committee. Our audit committee, consisting of Mr. Coxe and Mr.
    Verhalen, reviews our internal accounting procedures and consults with and reviews the services provided by our independent auditors.

  . Compensation Committee. Our compensation committee, consisting of Mr.
    Coxe and Mr. Verhalen, reviews and recommends to the board of directors the compensation and benefits of all our officers and establishes and reviews general policies relating to compensation and benefits of our employees.

Election of Directors

  Upon the closing of the offering, we will have authorized five directors. Upon the closing of the offering, under the terms of our certificate of incorporation, our board of directors will be divided into three classes:

  . class I directors, whose term will expire at the annual meeting of stockholders to be held in 2000;
  . class II directors, whose term will expire at the annual meeting of stockholders to be held in 2001; and
  . class III directors, whose term will expire at the annual meeting of stockholders to be held in 2002.

  Our class I directors will be Mr. Booker and Mr. Verhalen, our class II directors will be Mr. Orr and Mr. Coxe, and our class III director will be Mr. Grosser. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of Alteon.

Compensation of Directors

  We do not provide cash compensation to any member of our board of directors for their services as members of the board or for attendance at committee meetings. Members of the board are reimbursed for some expenses in connection with attendance at board and committee meetings. In June 1999, our non-employee directors, Mr. Coxe, Mr. Verhalen and Mr. Grosser, each received options to purchase an aggregate of 41,250 shares of common stock at an exercise price per share of $5.67. The exercise price was equal to the fair market value of the common stock on the date of grant as determined by the board of directors. These options were fully vested on the date of grant.

Compensation Committee Interlocks And Insider Participation

  The compensation committee is currently comprised of Mr. Coxe and Mr. Verhalen. Neither Mr. Coxe nor Mr. Verhalen has at any time been an officer or employee of Alteon. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Executive Compensation

  The following table sets forth information concerning the compensation that we paid during the fiscal year ended June 30, 1999 to our Chief Executive Officer and each of our four other most highly compensated executive officers who earned more than $100,000 during that fiscal year. All option grants were made under our 1999 Equity Incentive Plan.

                       Summary Annual Compensation Table

                                                                Long-Term
                                     Annual Compensation      Compensation
                                     -------------------- ---------------------
                                                          Securities Underlying
Name and Principal Position          Salary ($) Bonus ($)        Options
---------------------------          ---------- --------- ---------------------
Dominic P. Orr......................  $175,000       --          375,000
 Chief Executive Officer and
 President

Barton M. Burstein..................  $160,000   $40,000          37,500
 Vice President of Business
 Development

Joe T. Booker.......................  $175,000       --              --
 Vice President of Operations

Shirish S. Sathaye..................  $160,000       --              --
 Vice President of Engineering

Selina Y. Lo........................  $155,000       --          187,500
 Vice President of Marketing and
 Product Management

  The following table sets forth summary information regarding the option grants made to our Chief Executive Officer and each of our four other most highly compensated executive officers during the fiscal year ended June 30, 1999, our fiscal 1999. All option grants were made under our 1999 Equity Incentive Plan. The exercise price per share was equal to the fair market value of our common stock on the date of grant as determined by the board of directors. Percentage of total options as set forth below was calculated based on an aggregate of 3,909,300 shares of common stock granted under the 1999 Equity Incentive Plan in fiscal 1999. The potential realizable value as set forth below was calculated based on the ten-year term of the option and assumed rates of stock appreciation of 5% and 10%, compounded annually from the date the options were granted to their expiration date based on the fair market value of the common stock on the date of grant.

                       Option Grants in Last Fiscal Year

                                                                             Potential Realizable
                                                                               Value at Assumed
                                      Percent of                                Annual Rates of
                         Number of      Total                                     Stock Price
                         Securities    Options                                   Appreciation
                         Underlying   Granted to                                for Option Term
                          Options     Employees    Exercise Price Expiration ---------------------
Name                      Granted   In Fiscal Year  (per share)      Date        5%        10%
----                     ---------- -------------- -------------- ---------- ---------- ----------
Dominic P. Orr..........  375,000        9.6%          $5.67       6/30/09   $1,337,187 $3,388,695
Barton M. Burstein......   37,500        1.0%          $4.00       6/01/09   $  194,334 $  239,061
Joe T. Booker...........      --         --              --            --           --         --
Shirish S. Sathaye......      --         --              --            --           --         --
Selina Y. Lo............  187,500        4.8%          $5.67       6/30/09   $  668,594 $1,694,347

  The options listed in the table above are subject to vesting. The option shares vest in a series of equal monthly installments beginning from the vesting start date and extending through the next four years of service. See "Benefit Plans" for a description of the material terms of these options.

  The following table sets forth for our Chief Executive Officer and each of our four most highly compensated executive officers information regarding shares acquired upon exercise of options in our fiscal, 1999 and the number and value of options held as of June 30, 1999, the last day of fiscal 1999. Options granted to executive officers under the 1999 Equity Incentive Plan are generally immediately exercisable. However, we have the right to repurchase any unvested portion, at cost, in the event of an officers' termination of employment. Amounts shown under the value realized column were calculated based on the difference between the option exercise price and the fair market value of the common stock on the date of exercise, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares of common stock underlying the option. Exercise prices ranged from $0.053 to $5.67. Amounts shown under the value of unexercised in-the-money options at June 30, 1999 column are based on the assumed initial public
offering price of $   , without taking into account any taxes that may be
payable in connection with the transaction, multiplied by the number of shares underlying the option, less the exercise price payable for these shares.

                 Aggregate Option Exercises in Last Fiscal Year

                                                   Number of Securities
                                                  Underlying Unexercised    Value of Unexercised
                                                          Options          In-the-Money Options at
                                                     at June 30, 1999           June 30, 1999
                         Shares Acquired  Value   ----------------------- -------------------------
Name                       On Exercise   Realized   Vested     Unvested   Exercisable Unexercisable
----                     --------------- -------- ---------- ------------ ----------- -------------
Dominic P. Orr..........         --           --           0     375,000
Barton M. Burstein......         --           --           0      37,500
Joe T. Booker...........         --           --      31,250      43,750
Shirish S. Sathaye......     300,000(1)  $750,000      9,375     290,625
Selina Y. Lo............         --           --           0     187,500

--------
(1) As of June 30, 1999, approximately 12,500 shares held by Mr. Sathaye were unvested and subject to repurchase by us.

Benefit Plans

 1999 Equity Incentive Plan

  Our board adopted, and our stockholders approved, the 1996 Stock Option Plan in April 1996. The board subsequently amended, and the stockholder approved the amendments to, the stock option plan in 1996, 1997 and 1998. The board amended and restated the stock option plan as the 1999 Equity Incentive Plan in June 1999, subject to stockholder approval.

  Share Reserve. We have reserved 18,810,000 shares for issuance under the incentive plan. The share reserve automatically will increase on June 30 every year, starting in 2000, by a number equal to 5% of the outstanding shares on a fully diluted basis. However, no more than an aggregate of 18,810,000 shares will be available for incentive stock options. If stock awards granted under the incentive plan expire or otherwise terminate without being exercised, the shares not acquired pursuant to such stock awards again become available for issuance under the incentive plan. If we repurchase unvested shares issued under stock awards, the repurchased shares become available for reissuance under the incentive plan.

  Administration. The board has delegated the administration of the incentive plan to a committee. The board has the authority to construe, interpret and amend the incentive plan as well as to determine:

  . the grant recipients;
  . the grant dates;
  . the number of shares subject to the award;
  . the exercisability of the award;
  . the exercise price;
  . the type of consideration; and
  . the other terms of the award.

  Eligibility. The board may grant incentive stock options that qualify under
Section 422 of the Internal Revenue Code of 1986, as amended, to our employees, including officers of Alteon or its affiliates. The board may grant nonstatutory stock options, stock bonuses, restricted stock purchase awards, and stock appreciation rights to employees, directors, and consultants of Alteon or its affiliates.

  . A stock option is a contractual right to purchase a specified number of our shares at a specified price (exercise price) for a specified period of time.

    . An incentive stock option is a stock option that has met the requirements of Section 422 of the Internal Revenue Code. Such an option is free from regular tax at both the date of grant and the date of exercise. If two holding period tests are met (two years between grant date and sale date and one year between exercise date and sale date), the profit on the option is long-term capital gain income. If the holding periods are not met, there has been a disqualifying disposition, and the difference between the exercise price and the fair market value of the shares on the exercise date will be taxed at ordinary income rates. The difference between the fair market value on date of exercise and the exercise price is an item of alternative minimum tax unless there is a disqualifying disposition in the year of exercise.

    . A nonstatutory stock option is a stock option not meeting the Internal Revenue Code criteria for qualifying incentive stock options and, therefore, triggering a tax upon exercise. This type of option requires payment of state and federal income tax and, if applicable, FICA/FUTA on the difference between the exercise price and the fair market value on the exercise date.

  . A restricted stock purchase award is a right to purchase shares at a price either at or near the fair market value of the shares. A stock bonus, on the other hand, is a grant of shares at no cost to the recipient in consideration for past services rendered. However, we may reacquire the shares under either type of award at the original purchase price (which is zero in the case of a stock bonus) if the recipient's service with us or an affiliate of ours is terminated before the shares vest.

  . A stock appreciation right generally is a right that allows a recipient to elect to receive cash or stock of a value equal to the appreciation of optioned rights. The incentive plan authorizes three types of stock appreciation rights:

    . A tandem stock appreciation right is granted along with a stock option and is subject to the same terms and conditions applicable to the option. It requires the holder to elect between exercising the option (and receiving our shares) or surrendering, in whole or in part, the option and receiving instead cash or stock equal to the appreciation of the shares that are surrendered.

    . A concurrent stock appreciation right also is granted with a stock option and is subject to the same terms and conditions applicable to the option. However, it is exercised automatically at the same time that the recipient exercises the option. Without surrendering any of the shares subject to the option, the recipient receives cash or stock equal to the appreciation of the shares exercised.

    . On the other hand, an independent stock appreciation right is not granted with a stock option, although it generally is subject to the same terms and conditions applicable to nonstatutory stock options. On exercising the independent stock appreciation right, the recipient receives cash or stock equal to the appreciation of the share equivalents that the recipient is exercising.

  Limits on Option Grants. There are limits on the number of shares that can be subject to an option under the incentive plan. First, Section 162(m) of the Internal Revenue Code, among other things, denies a deduction to publicly held corporations to certain compensation paid to specific employees in a taxable year to the extent that the compensation exceeds $1,000,000. When we become subject to Section 162(m), the board may not grant options and stock appreciation rights under the incentive plan to an employee covering an aggregate of more than 2,250,000 shares in any calendar year.

  Second, the aggregate fair market value, determined at the grant date, of incentive stock option shares that are exercisable for the first time during a calendar year (under the incentive plan and all other stock plans of Alteon and its affiliates) may not exceed $100,000.

  Option Terms. The board may grant incentive stock options with an exercise price of 100% or more of the fair market value of a share of our common stock on the grant date. It may grant nonstatutory stock options with an exercise price as low as 85% of the fair market value of a share on the grant date.

  An incentive stock option granted to a person who owns (or is deemed to own) stock possessing more than 10% of our or our affiliates' total combined voting power must have an exercise price of at least 110% of the fair market value of the stock on any of the grant date and an option term of five years or less.

  The maximum option term is 10 years. The board may provide for exercise periods of any length in individual option grants, subject to certain restrictions. However, generally an option terminates three months after the optionholder's service with us or our affiliates terminates. If such termination is due to the optionholder's disability, the exercise period generally is extended to 12 months. If such termination is due to the optionholder's death or if the optionholder dies within three months after his or her service terminates, the exercise period generally is extended to 18 months following death.

  Nonstatutory stock options may be transferable, but incentive stock option are not transferable. However, the optionholder may designate a beneficiary to exercise the option following the optionholder's death. Otherwise, option exercise rights will pass by the optionholder's will or by the laws of descent and distribution.

  Terms of Other Awards. The board determines the purchase price of other stock awards but it may not be less than 85% of the fair market value of our common stock on the grant date. The board may award stock bonuses in consideration of past services without a purchase payment. Shares sold or awarded under the incentive plan may, but need not be, restricted and subject to repurchase by us in accordance with a vesting schedule that the board determines. The board, however, may accelerate the vesting of such restricted stock.

  Other Provisions. Transactions in which we do not receive consideration, such as a merger, consolidation, reorganization, stock dividend, or stock split, may change the class and number of shares subject to the incentive plan and to outstanding awards. In that event, the board will appropriately adjust the incentive plan as to the class and the maximum number of shares subject to the incentive plan, to the cap on shares available for incentive stock options, and to the Section 162(m) limit. It also will adjust outstanding awards as to the class, number of shares and price per share subject to these awards.

  Upon specified changes in control of Alteon as provided under the incentive plan, the surviving entity may assume or replace all outstanding awards under the incentive plan, but generally the vesting and exercisability of outstanding awards to employees will accelerate as to 25% of the unvested shares whether or not the surviving entity assumes or replaces outstanding awards. Awards that are not assumed or replaced will terminate upon the change in control.

  Awards Granted. As of June 30, 1999, we have issued 9,343,959 shares upon the exercise of options under the incentive plan, 889,031 of which have been repurchased and 3,712,320 of which are subject to repurchase; options to purchase 4,336,865 shares at a weighted average exercise price of $0.92 were outstanding; and 6,018,202 shares remained available for future grant. As of June 30, 1999, the board had not granted any stock bonuses, restricted stock, or stock appreciation rights under the incentive plan.

  Plan Termination. The incentive plan will terminate in 2009 unless the board terminates it sooner.

 1999 Employee Stock Purchase Plan

  In June 1999 we adopted the 1999 Employee Stock Purchase Plan, subject to stockholder approval. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code.

  Share Reserve. We have reserved 1,500,000 shares of our common stock for issuance pursuant to purchase rights granted to employees of Alteon or its designated affiliates. The share reserve automatically will increase every year for 10 years, starting on June 30, 2000, by the greater of:

  . that number of shares equal to 1% of our outstanding shares on a fully diluted basis, or
  . that number of shares that have been issued under the purchase plan during the prior 12-month period.

  The automatic share reserve increase in the aggregate may not exceed 24,000,000 shares over the 10-year period.

  Offerings. The purchase plan provides a means by which employees may purchase our common stock through payroll deductions. We implement this purchase plan by offerings of purchase rights to eligible employees. Generally, all full-time employees who have been employed for at least five days before an offering begins may participate in the purchase plan. However, no employee may participate in the purchase plan if immediately after we grant the employee a purchase right, the employee has voting power over, or value of, 5% or more of either our or our affiliates outstanding capital stock. Under the purchase plan, we may specify offerings of up to 27 months. The first offering will begin on the effective date of this initial public offering.

  Purchase Price. Unless otherwise determined by our board, common stock is purchased for accounts of participating employees at a price per share equal to the lower of:

  . 85% of the fair market value of a share of our common stock on the first day of the offering; or
  . 85% of the fair market value of a share on the date of purchase.

  The board may provide that employees who become eligible to participate after the offering begins nevertheless may enroll in the offering. These employees, however, will purchase our stock at the lower of:

  . 85% of the fair market value of a share on the day they were granted a right to purchase shares; or
  . 85% of the fair market value of a share on the date of purchase.

  Other Provisions. Employees may authorize payroll deductions of up to 15% of their specified compensation for the purchase of stock under the purchase plan. Employees may end their participation in the purchase plan at any time up to 10 days before a purchase period ends. Participation ends automatically on termination of employment with us and an affiliate of ours.

  We may grant eligible employees purchase rights under this plan only if the purchase rights together with any other purchase rights granted under other employee stock purchase plans established by us or an affiliate of ours, if any, do not permit the employee's rights to purchase our stock to accrue at a rate that exceeds $25,000 of fair market value of our stock for each calendar year in which the purchase rights are outstanding.

  In case of specified changes of control of Alteon, the board may provide that the successor corporation will assume or replace outstanding purchase rights. Alternatively, the board may shorten the offering and provide that shares will be purchased for participants immediately before the change in control.

  Shares Issued. As of today, no shares of common stock had been purchased under the purchase plan.

  Plan Termination. The board may terminate the purchase plan following any offering. The purchase plan automatically will terminate when the share reserve is exhausted.

 401(k) Plan

  We maintain a retirement and deferred savings plan, the 401(k) Plan, for our U.S. employees. The 401(k) Plan is intended to qualify as a tax-qualified plan under Section 401(a) of the Internal Revenue Code. The 401(k) Plan provides that each participant may contribute up to the maximum percentage allowable of his or her pre-tax compensation (up to a statutory limit, which is $10,000 in calendar year 1999). Under the 401(k) Plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the 401(k) Plan's trustee. The 401(k) Plan also permits us to make matching and discretionary contributions, subject to established limits. We have not made any matching contributions to the 401(k) Plan to date.

Limitations of Liability; Indemnification of Directors and Officers

  In connection with the consummation of this offering, we will adopt and file an amended and restated certificate of incorporation and amended and restated bylaws. As permitted by Delaware law, our certificate of incorporation provides that no director of ours will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

  . for any breach of duty of loyalty to us or to our stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . under Section 174 of the Delaware General Corporation Law; or

  . for any transaction from which the director derived an improper personal benefit.

  Our certificate of incorporation further provides that we must indemnify our directors and may indemnify our other officers and employees and agents to the fullest extent permitted by Delaware law.

  In addition, our amended and rested bylaws provide that:

  . we are required to indemnify its directors and officers to the fullest extent permitted by Delaware law, subject to limited exceptions;

  . we may indemnify our other employees and agents to the extent that we indemnify our officers and directors, unless otherwise required by law, our certificate of incorporation, our bylaws or agreements;

  . we are required to advance expenses to our directors and executive officers as incurred in connection with a legal proceedings against them for which they may be indemnified; and

  . the rights conferred in the bylaws are not exclusive.

  We have entered into indemnification agreements with each of our directors and some of our officers. These agreements, among other things, require us to indemnify each director and officer to the fullest extent permitted by Delaware law, including indemnification for expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or officer in any action or proceeding, including any action by or in the right of Alteon, arising out of the person's services as our director or officer, any subsidiary of ours or any other company or enterprise to which the person provides services at our request. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Employment Agreements

  At the time of commencement of employment, our employees generally sign offer letters specifying basic terms and conditions of employment. In general, our employees are not subject to written employment agreements. On October 11, 1996, we entered into an employment offer letter with Dominic P. Orr, our President and Chief Executive Officer which set his initial annual compensation at $175,000. In addition, we granted Mr. Orr an option to purchase 1,761,702 shares of common stock at an exercise price of $0.05 per share. This option vested 25% on the first anniversary of the date of hire with the remainder vesting monthly over the following three years. Pursuant to his employment offer letter, in the event Mr. Orr's employment is terminated without cause, he will receive severance compensation equal to twelve months salary and his shares will continue to vest over the twelve-month period.

Change of Control Arrangements

  Upon specified changes in control of Alteon as provided under the 1999 Equity Incentive Plan, the surviving entity may assume or replace all outstanding options under this plan. Generally the vesting and exercisability of 25% of the outstanding unvested shares subject to options held by employees will accelerate prior to the change in control, and the options will terminate upon the change in control if they are not assumed or replaced.

  We have entered into employment offer letters with each of the following executive officers: Mr. Orr, our Chief Executive Officer, and the following three of our four most highly compensated executive officers, Ms. Lo, Mr. Booker, and Mr. Sathaye. These letters provide for the acceleration of specified percentages of the outstanding unvested portions of the options held by such individuals in the event we are acquired or sold. Specifically, if we are acquired or sold, 80% of the unvested portion of Mr. Orr's options and 50% of the unvested portion of the options of the other executive officers described above vest immediately. If these executive officers accept full time employment with the acquiring company, the remaining unvested portion of their options continues to vest. If the acquiring company terminates the employment, materially reduces the duties or compensation of any of these executive officers without cause, or requires them to relocate, the remaining unvested portions of their options immediately vest in full. In addition, upon Mr. Booker's death or disability, 50% of his unvested shares will vest immediately.

                           RELATED PARTY TRANSACTIONS

  Certain stock option grants to our executive officers and directors are described in this prospectus under the caption "Management--Executive Compensation," and "Director Compensation."

  The following executive officers, directors or holders of more than five percent of our voting securities purchased securities in the amounts and as of the dates set forth below. All the share amounts and prices per share have been adjusted to reflect the 3 for 2 split of our common stock in June 1999. The number of shares and price per share of the preferred stock are calculated as if such shares were converted into common stock.

                                                Shares of Preferred Stock
                                          -------------------------------------
                               Common
Purchaser                      Stock       Series A  Series B Series C Series D
---------                  -------------- ---------- -------- -------- --------
Directors and Executive
 Officers(1)
Dominic P. Orr...........       1,949,202        --       --       --       --
Joseph T. Booker.........         630,000        --       --       --       --
Selina Y. Lo.............         937,500        --       --       --       --
James G. Burke...........         480,000        --       --       --       --
Barton M. Burstein.......         262,500        --       --       --       --
Anthony Narducci.........         180,000        --       --       --       --
Shirish S. Sathaye.......         300,000        --       --       --       --
Tench Coxe...............             --     133,638   15,171      --    17,928
Adam Grosser.............             --         --       --       --    36,352
Entities Affiliated with
 Directors
Matrix Partners(2).......             --   3,896,103  450,000  253,349  352,942
Sutter Hill Ventures(3)..             --   3,896,103  450,000  253,349  352,942
Price Per Share..........  $0.05 to $1.63 $     0.51 $   3.33 $   4.67 $   5.67
Date(s) of Purchase......       4/97-5/99       5/96     5/97     6/98     6/99

--------
(1) See "Principal Stockholders" for more detail on shares held by these purchasers.
(2) Mr. Verhalen, one of our directors, is a general partner of Matrix
    Partners.
(3) Includes shares held by Tench Coxe. Mr. Coxe, one of our directors, is a general partner of Sutter Hill Ventures.

  We have entered into an Investor Rights Agreement with each of the purchasers of preferred stock set forth above, pursuant to which these and other stockholders will have registration rights with respect to their shares of common stock issuable upon conversion of their preferred stock following this offering.

  We have entered into indemnification agreements with our directors and some of our executive officers for the indemnification of and advancement of expenses to these persons to the fullest extent permitted by law. We also intend to enter into indemnification agreements with our future directors and officers.

  We have provided loans to Mr. Orr, our Chief Executive Officer, and the other four most highly compensated executive officers set forth below in connection with the exercise of their options prior to vesting. These loans were provided pursuant to promissory notes that are full-recourse and secured by the shares in the principal amount of the note. The notes bear interest at a rate of 6.5% per annum and are due three years from the date of the note or upon termination of employment. The following table sets forth certain information regarding these notes:

      Name                                           Amount of Note Date of Note
      ----                                           -------------- ------------
      Dominic P. Orr................................    $ 55,404      4/07/97
                                                          62,500      5/28/98
      Joe T. Booker.................................      33,600      4/28/97
      Barton M. Burstein............................       6,400      4/04/97
                                                          25,000      7/26/97
                                                          12,500      1/15/98
      Selina Y. Lo..................................      30,260      4/21/97
                                                          25,000      1/22/98
      Shirish S. Sathaye............................     100,000      5/24/99

  We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions, including loans, between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

  The following table summarizes certain information regarding the beneficial ownership of our outstanding common stock as of June 30, 1999 for:

  . each person or group who beneficially owns more than 5% of the common stock;
  . our chief executive officer;
  . each of our four other most highly compensated executive officers whose compensation exceeded $100,000 during our fiscal year ended June 30, 1999;
  . each of our directors; and
  . all of our directors and executive officers as a group.

  Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 30, 1999 and not subject to repurchase as of such date are deemed outstanding for computing the percentage of the person holding such options, but are not deemed outstanding for computing the percentage of any other person. Applicable percentage ownership in the following table is based on 33,606,455 shares of common stock outstanding as of June 30, 1999, after giving effect to the conversion of all outstanding shares of preferred stock upon the closing of
this offering, and     shares of common stock outstanding immediately following
the completion of this offering. Unless otherwise indicated, the address of each of the named individuals is c/o Alteon WebSystems, Inc., 50 Great Oaks Boulevard, San Jose, California 95119.

                          Amount and Nature of Shares Beneficially Owned as of June 30, 1999
                          -------------------------------------------------------------------------------------
                                                         Shares Issuable             Percent of
                                                       pursuant to options       Outstanding Shares
                                                       exercisable within     ---------------------------------
                           Outstanding Shares          60 days of June 30,     Before the         After the
Name                        of Common Stock                   1999              Offering          Offering
----                      --------------------        ---------------------   ---------------    --------------
Entities affiliated with                 4,952,394                        --              14.7%
 Matrix Partners(1).....
 2500 Sand Hill Road,
 Suite 113
 Menlo Park, CA 94025
Entities affiliated with                 4,952,394                        --              14.7%
 Sutter Hill Ventures...
 a California Limited
 Partnership(2)
 755 Page Mill Road,
 Suite A-200
 Palo Alto, CA 94304
Dominic P. Orr..........                 1,226,319(3)                   7,812              3.6%
Barton M. Burstein......                   262,500(4)                   1,562                 *
Joe T. Booker...........                   630,000(5)                  34,375              2.0%
Shirish S. Sathaye......                   300,000(6)                  28,125              1.0%
Selina Y. Lo............                   913,875(7)                   3,906              2.7%
Tench Coxe(8)...........                 4,952,394                     41,250             14.8%
Adam Grosser............                    36,352                     41,250                 *
Andrew W. Verhalen(9)...                 4,952,394                     41,250             14.8%
All executive officers
 and directors as a
 group
 (10 people)(10)........                13,933,834                    199,530             41.8%

--------
*   Less than 1%
(1) Includes 4,704,775 shares held by Matrix Partners IV, L.P. and 229,972 shares held by Matrix IV Entrepreneurs Fund, L.P.
(2) Includes 3,714,719 shares held by Sutter Hill Ventures, a California Limited Partnership and 1,237,675 shares held by parties related to Sutter Hill Ventures. Sutter Hill Ventures disclaims voting power and beneficial ownership to the shares held by these related parties.

(3) Includes 637,215 shares subject to a right of repurchase by Alteon.
(4) Includes 89,375 shares subject to a right of repurchase by Alteon.
(5) Includes 242,635 shares subject to a right of repurchase by Alteon.
(6) Includes 6,250 shares subject to a right of repurchase by Alteon.
(7) Includes 325,220 shares subject to repurchase by Alteon.
(8) Includes 3,714,719 shares held by Sutter Hill Ventures, a California Limited Partnership, and 1,062,249 shares held by parties related to Sutter Hill Ventures and 166,737 shares held by Mr. Coxe and 8,689 shares held by Wells Fargo Bank, Trustee SHV M/P/T FBO Tench Coxe. Mr. Coxe is a managing partner of Sutter Hill Ventures. Mr. Coxe disclaims beneficial the shares held by the related parties except to the extent of his proportionate partnership interest in these shares.
(9) Includes 4,704,775 shares held by Matrix Partners IV, L.P. and 229,972 shares held by Matrix IV Entrepreneurs Fund, L.P, of which Mr. Verhalen is a general partner. Mr. Verhalen disclaims beneficial ownership of these shares except to the extent of his proportionate partnership interest in these shares..
(10) Includes shares described in the notes above, as applicable.

                          DESCRIPTION OF CAPITAL STOCK

  Upon the closing of this offering, our authorized capital stock will consist of 300 million shares of common stock, $0.001 par value, and five million shares of preferred stock, $0.001 par value.

Common Stock

  As of June 30, 1999, there were 33,606,455 shares of common stock outstanding that were held of record by approximately 276 stockholders after giving effect to the conversion of our preferred stock into common stock. Upon the closing of this offering, each share of Series A preferred stock, Series B preferred stock, Series C preferred stock and Series D preferred stock will convert into
1.5 shares of common stock. There will be    shares of common stock outstanding
(assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options) after giving effect to the sale of the shares of common stock offered by this prospectus.

  The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends out of assets legally available therefor as our board of directors may from time to time determine. Upon liquidation, dissolution or winding up of Alteon, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

  Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to fifteen million shares of preferred stock in one or more series. The board will be able to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of this series. The issuance of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood that holders of preferred stock will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control of Alteon, which could depress the market price of our common stock. We have no present plan to issue any shares of preferred stock.

Registration Rights of Stockholders

  Upon completion of this offering, holders of 21,444,469 shares of common stock or their transferees will be entitled to rights to register these shares under the Securities Act of 1933. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other securityholders, the holders of these shares will be entitled to notice of the registration and will be entitled to include, at our expense, their shares of common stock. In addition, the holders of these shares may require us, at our expense and on not more than two occasions at any time beginning approximately six months from the date of the closing of this offering, to file a registration statement under the Securities Act with respect to their shares of common stock, and we will be required to use our best efforts to effect the registration. Further, the holders may require us at our expense to register their shares on Form S-3 when this form becomes available. These rights shall terminate on the earlier of five years after the effective date of this offering, or when a holder is able to sell all its shares pursuant to Rule 144 under the Securities Act in any 90 day period.

Anti-Takeover Provisions of Delaware and Charter Provisions

  We are subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

 . prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

 . upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which shares held subject to the plan will be tendered in a tender or exchange offer; or

 . on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

  Section 203 defines "business combination" to include:

  . any merger or consolidation involving the corporation and the interested stockholder;

  . any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  . subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

  In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

  Our bylaws provide that candidates for director may be nominated only by the board of directors or by a stockholder who gives written notice to us no later than 60 days prior nor earlier than 90 days prior to the first anniversary of the last annual meeting of stockholders. The authorized number of directors is fixed in accordance with our certificate of incorporation. The board currently consists of five members divided into three different classes. As a result, only one class of directors will be elected at each annual meeting of stockholders of Alteon, with the other classes continuing for the remainder of their respective terms. The board may appoint new directors to fill vacancies or newly created directorships.

  Our amended and restated certificate of incorporation requires that upon completion of the offering, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Our certificate of incorporation also provides that the authorized number of directors may be changed only by resolution of the board of directors. Delaware law and these charter provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

Transfer Agent and Registrar

  The transfer agent and registrar for the common stock will be American Securities Transfer & Trust, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since no shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale as described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

  Upon completion of this offering, we will have outstanding an aggregate of shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by affiliates. The remaining 33,606,455 shares of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.

  As a result of the contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, the restricted shares will be available for sale in the public market as follows:

  . no shares will be eligible for immediate sale on the date the registration statement of which this prospectus is a part is declared effective;

  . no shares will be eligible for sale prior to 150 days from the date the registration statement of which this prospectus is a part is declared effective;

  . 28,255,315 shares will be eligible for sale upon the expiration of the lock-up agreements, described below, 150 days after the date this offering is declared effective; and

  . 1,115,219 shares will be eligible for sale upon the exercise of vested options 150 days after the date this offering is declared effective.

  Lock-Up Agreements. All of our officers, directors, stockholders and option holders have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 150 days after the date the registration statement of which this prospectus is a part is declared effective. Transfers or dispositions can be made sooner with the prior written consent of Lehman Brothers Inc.

  Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date the registration statement of which this prospectus is a part is declared effective, a person or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of our common stock then outstanding which will equal approximately shares immediately after this offering; or

  . the average weekly trading volume of our common stock on the Nasdaq
    National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

  Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about Alteon.

  Rule 144(k). Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. 10,728,813 shares will qualify as "144(k) shares" within 150 days after the date the registration statement, of which this prospectus is a part, is declared effective.

  Rule 701. In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors, other than affiliates, who purchases or receives shares from us in connection with a compensatory stock purchase plan or option plan or other written agreement will be eligible to resell their shares beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its holding period requirements.

  Registration Rights. Upon completion of this offering, the holders of 14,280,205 shares of our common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of their shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration.

  Stock Options. Following this offering, we intend to file a registration statement under the Securities Act covering the shares of common stock reserved for issuance under our 1999 Equity Incentive Plan and 1999 Employee Stock Purchase Plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statements will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, beginning 150 days after the effective date of the registration statement of which this prospectus is a part.

                                  UNDERWRITING

  Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, the underwriters named below, for whom Lehman Brothers Inc., BancBoston Robertson Stephens Inc. and Thomas Weisel Partners LLC are acting as representatives, have each agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

                                                                       Number of
Underwriters                                                            Shares
------------                                                           ---------
Lehman Brothers Inc...................................................
BancBoston Robertson Stephens Inc.....................................
Thomas Weisel Partners LLC............................................
                                                                       ---------
  Total...............................................................
                                                                       =========

  The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, then all of the shares of common stock which the underwriters have agreed to purchase under the underwriting agreement, must be purchased. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets and we deliver to the underwriters customary closing documents.

  The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers, who may include the underwriters, at this public offering price less a selling concession not
in excess of    per share. The underwriters may allow, and the dealers may
reallow, a concession not in excess of    per share to brokers and dealers.
After completion of the offering, the underwriters may change the offering price and other selling terms.

  We have granted the underwriters an option to purchase up to     additional
shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment as indicated in the table above and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

  We have agreed that, without the prior consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any such shares of common stock for a period of 150 days from the date of this prospectus. All of our executive officers and directors, and
stockholders holding an aggregate of     shares of our capital stock, have
agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any such shares for the period ending 150 days after the date of this prospectus. See "Shares Eligible for Future Sale."

  Prior to the offering, there has been no public market for the shares of common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of the common stock, the representatives will consider, among other things and in addition to prevailing market conditions:

  . our historical performance and capital structure;

  . estimates of our business potential and earning prospects;

  . an overall assessment of our management; and

  . the consideration of the above factors in relation to market valuations of companies in related businesses.

  Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has been named as a lead or co-manager on 40 filed public offerings of equity securities, of which 24 have been completed, and has acted as a syndicate member in an additional 19 public offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us under the underwriting agreement entered into in connection with this offering.

  Application has been made to have our common stock approved for quotation on the Nasdaq National Market under the symbol "ATON."

  We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

  Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of the common stock. These transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the common stock.

  The underwriters may create a short position in the common stock in connection with the offering, which means that they may sell more shares than are set forth on the cover page of this prospectus. If the underwriters create a short position, then the representatives may reduce that short position by purchasing common stock in the open market. The representatives also may elect to reduce any short position by exercising all or part of the over-allotment option. The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares of common stock offered by them.

  The representatives also may impose a penalty bid on underwriters and selling group members. This means that, if the representatives purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of these purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

  Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

  Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada in which the sale is made.

  Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus.

  At our request, the underwriters have reserved up to      shares of the
common stock offered by this prospectus for sale to our officers, directors, employees and their family members and to our business associates at the initial public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

                                 LEGAL MATTERS

  Cooley Godward LLP, Palo Alto, California, will provide Alteon with an opinion as to the validity of the common stock offered under this prospectus. Fenwick & West LLP, Palo Alto, California, will pass upon certain legal matters related to this offering for the underwriters.

                                    EXPERTS

  The consolidated financial statements as of June 30, 1997 and 1998, the period from March 18, 1996 (inception) through June 30, 1996, and for each of the two years in the period ended June 30, 1998 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing in this prospectus and elsewhere in the registration statement, and have been included in reliance upon the report of this firm given upon their authority as experts in accounting and auditing.

                      WHERE CAN YOU FIND MORE INFORMATION

  We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You may inspect a copy of the registration statement without charge at the SEC's principal office in Washington, D.C., and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of fees prescribed by the SEC. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the Web site is http://www.sec.gov. The SEC's toll free investor information service can be reached at 1-800-SEC-0330. Information contained on our website does not constitute part of this prospectus.

  Upon completion of the offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC.

  We intend to furnish our stockholders with annual reports containing financial statements audited by our independent public accountants and quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim financial information.

                            ALTEON WEBSYSTEMS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Alteon WebSystems, Inc.

Independent Auditors' Report.............................................. F-2

Consolidated Balance Sheets as of June 30, 1997 and 1998 and March 31,
 1999 (Unaudited)......................................................... F-3

Consolidated Statements of Operations for the Period from March 18, 1996
 (Inception) to June 30, 1996, the Years Ended June 30, 1997 and 1998 and
 the (Unaudited) Nine Months Ended March 31, 1998 and 1999 ............... F-4

Consolidated Statements of Stockholders' Equity for the Period from March
 18, 1996 (Inception) to June 30, 1996, the Years Ended June 30, 1997 and
 1998 and the (Unaudited) Nine Months Ended March 31, 1999 ............... F-5

Consolidated Statements of Cash Flows for the Period from March 18, 1996
 (Inception) to June 30, 1996, the Years Ended June 30, 1997 and 1998 and
 the (Unaudited) Nine Months Ended March 31, 1998 and 1999 ............... F-6

Notes to Consolidated Financial Statements................................ F-7

                          Independent Auditors' Report

To the Board of Directors and Stockholders of Alteon WebSystems, Inc.:

  We have audited the accompanying consolidated balance sheets of Alteon WebSystems, Inc. and subsidiary (collectively, the "Company") as of June 30, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from March 18, 1996 (inception) to June 30, 1996 and the years ended June 30, 1997 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 1997 and 1998, and the results of its operations and its cash flows for the period from March 18, 1996 (inception) to June 30, 1996 and the years ended June 30, 1997 and 1998 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

San Jose, California
August 14, 1998
(June 30, 1999 as to Note 14)

                     Alteon WebSystems, Inc. and Subsidiary

                          Consolidated Balance Sheets
                      (in thousands, except share amounts)

                                                                       Pro Forma
                                      June 30,  June 30,   March 31,   March 31,
                                        1997      1998       1999        1999
                                      --------  --------  ----------- -----------
                                                          (Unaudited) (Unaudited)
                                                                       (Note 1)
Assets
Current assets:
 Cash and equivalents...............  $14,242   $  9,047   $  9,430    $  9,430
 Accounts receivable (net of
  allowance of $70 in 1997, $465 in
  1998, $1,184 at March 31, 1999)...       90      2,567      3,844       3,844
 Inventory..........................      431      4,906      2,586       2,586
 Prepaid expenses and other current
  assets............................       90        266        372         372
                                      -------   --------   --------    --------
   Total current assets.............   14,853     16,786     16,232      16,232
Property and equipment, net.........    1,548      2,690      3,600       3,600
Other long-term assets..............       42         66         43          43
                                      -------   --------   --------    --------
Total assets........................  $16,443   $ 19,542   $ 19,875    $ 19,875
                                      =======   ========   ========    ========
Liabilities and Stockholders' Equity
Current liabilities:
 Accounts payable...................  $   835   $  2,441   $  2,219    $  2,219
 Accrued compensation and related
  liabilities.......................      639      1,303      1,521       1,521
 Other accrued expenses.............      290      1,623      3,341       3,341
 Line of credit.....................      --         802        --          --
 Current portion of capital lease
  obligations.......................      197        232        262         262
 Current portion of note payable to
  bank..............................      --         542        955         955
                                      -------   --------   --------    --------
   Total current liabilities........    1,961      6,943      8,298       8,298
                                      -------   --------   --------    --------
Note payable to bank................      --         903      1,220       1,220
Capital lease obligations...........      700        468        268         268
Sublease deposits...................      --         --         123         123
Commitments and contingencies (Notes
 7 and 10)

Stockholders' equity:
 Convertible preferred stock--
  $0.001 par value; 15,000,000
  shares authorized:
 Series A; designated, 6,000,000
  shares; outstanding, 5,592,804
  shares in 1997, 1998 and 1999
  (liquidation preference $4,306)...    4,351      4,351      4,351         --
 Series B; designated, 4,000,000
  shares; outstanding, 3,478,000
  shares in 1997, 3,562,000 shares
  in 1998 and 1999 (liquidation
  preference $17,390 in 1997 and
  $17,810 in 1998 and 1999).........   17,370     17,873     17,873         --
 Series C; designated, 2,500,000
  shares; outstanding, none in
  1997, 1,093,960 shares in 1998
  and 2,135,690 shares at March 31,
  1999 (liquidation preference
  $7,658 and $14,950 in 1998 and
  1999, respectively)...............      --       7,638     14,910         --
 Common stock--$0.001 par value;
  authorized, 300,000,000 shares;
  outstanding 11,329,059 shares in
  1997, 11,590,803 shares in 1998
  and 12,127,563 in 1999............      345      1,079      1,913      39,047
 Notes receivable from
  stockholders......................     (225)      (848)    (1,579)     (1,579)
 Accumulated deficit................   (8,059)   (18,865)   (27,502)    (27,502)
                                      -------   --------   --------    --------
Total stockholders' equity..........   13,782     11,228      9,966       9,966
                                      -------   --------   --------    --------
Total liabilities and stockholders'
 equity.............................  $16,443   $ 19,542   $ 19,875    $ 19,875
                                      =======   ========   ========    ========

                See notes to consolidated financial statements.

                     Alteon WebSystems, Inc. and Subsidiary

                     Consolidated Statements of Operations
                    (in thousands, except per share amounts)

                           Period from
                          March 18, 1996                        Nine Months Ended
                          (Inception) to Years Ended June 30,       March 31,
                             June 30,    ---------------------  ------------------
                               1996        1997        1998       1998      1999
                          -------------- ---------- ----------  --------  --------
                                                                   (Unaudited)
Net sales...............      $  --      $     178  $   13,572  $  9,775  $ 18,388
Cost of sales...........         --            637       7,893     5,801     9,381
                              ------     ---------  ----------  --------  --------
Gross profit (loss).....         --           (459)      5,679     3,974     9,007
Operating expenses:
  Sales and marketing...          19         1,921       6,485     4,318     8,934
  Research and
   development..........         176         4,782       8,816     6,416     7,086
  General and
   administrative.......          98           744       1,505       973     1,813
                              ------     ---------  ----------  --------  --------
    Total operating
     expenses...........         293         7,447      16,806    11,707    17,833
                              ------     ---------  ----------  --------  --------
Loss from operations....        (293)       (7,906)    (11,127)   (7,733)   (8,826)
Interest income.........          20           197         493       445       395
Interest expense........         --            (75)       (171)     (104)     (206)
                              ------     ---------  ----------  --------  --------
Loss before income
 taxes..................        (273)       (7,784)    (10,805)   (7,392)   (8,637)
Income taxes............           1             1           1       --        --
                              ------     ---------  ----------  --------  --------
Net loss................      $ (274)    $  (7,785) $  (10,806) $ (7,392) $ (8,637)
                              ======     =========  ==========  ========  ========
Basic and diluted loss
 per common share.......      $(0.48)    $   (5.15) $    (2.18) $  (1.58) $  (1.19)
                              ======     =========  ==========  ========  ========
Basic and diluted common
 shares used in
 computation............         569         1,511       4,951     4,670     7,245
                              ======     =========  ==========  ========  ========


                See notes to consolidated financial statements.

                     Alteon WebSystems, Inc. and Subsidiary

                Consolidated Statements of Stockholders' Equity
                      (in thousands, except share amounts)

                              Convertible Preferred Stock
                  ----------------------------------------------------                        Notes
                      Series A         Series B          Series C        Common Stock       Receivable                  Total
                  ---------------- ----------------- ----------------- ------------------      from     Accumulated Stockholders'
                   Shares   Amount  Shares   Amount   Shares   Amount    Shares    Amount  Stockholders   Deficit      Equity
                  --------- ------ --------- ------- --------- ------- ----------  ------  ------------ ----------- -------------
Balances, March
 18, 1996
 (inception)....        --  $  --        --  $   --        --  $   --         --   $  --     $   --      $    --       $   --
Sales of Series
 A preferred
 stock (net of
 issuance cost
 of $7).........  5,194,804  3,993                                                                                       3,993
Sales of common
 stock for
 services.......                                                        4,929,300      33                                   33
Issuance of
 common stock
 for services...                                                          770,745       5                                    5
Net loss........                                                                                             (274)        (274)
                  --------- ------ --------- ------- --------- ------- ----------  ------    -------     --------      -------
Balances, June
 30, 1996.......  5,194,804  3,993       --      --        --      --   5,700,045      38        --          (274)       3,757
Sale of Series A
 preferred stock
 (net of
 issuance cost
 of $5).........    398,000    358                                                                                         358
Sale of Series B
 preferred stock
 (net of
 issuance cost
 of $20)........                   3,178,000  15,870                                                                    15,870
Conversion of
 note payable to
 Series B
 preferred
 stock..........                     300,000   1,500                                                                     1,500
Exercise of
 stock options..                                                        1,156,269      62                                   62
Issuance of
 common stock
 for services...                                                          251,794      13                                   13
Exercise of
 stock options
 for notes
 receivable.....                                                        4,220,951     225       (225)                      --
Issuance of
 stock options
 to
 consultants....                                                              --        7                                    7
Net loss........                                                                                           (7,785)      (7,785)
                  --------- ------ --------- ------- --------- ------- ----------  ------    -------     --------      -------
Balances, June
 30, 1997.......  5,592,804  4,351 3,478,000  17,370       --      --  11,329,059     345       (225)      (8,059)      13,782
Sale of Series B
 preferred stock
 (net of
 issuance cost
 of $2).........                      84,000     503                                                                       503
Sales of Series
 C preferred
 stock (net of
 issuance cost
 of $20)........                                     1,093,960   7,638                                                   7,638
Exercise of
 stock options..                                                          336,092      59                                   59
Issuance of
 common stock
 for services...                                                          185,064      83                                   83
Exercise of
 stock options
 for notes
 receivable.....                                                        1,649,500     701       (701)                      --
Issuance of
 stock options
 to
 consultants....                                                              --       17                                   17
Repurchase of
 common stock in
 exchange for
 notes
 receivable.....                                                         (776,223)    (84)        67                       (17)
Repurchase of
 founder's
 stock..........                                                       (1,132,689)    (42)                                 (42)
Repayment of
 notes
 receivable.....                                                                                  11                        11
Net loss........                                                                                          (10,806)     (10,806)
                  --------- ------ --------- ------- --------- ------- ----------  ------    -------     --------      -------
Balances, June
 30, 1998.......  5,592,804  4,351 3,562,000  17,873 1,093,960   7,638 11,590,803   1,079       (848)     (18,865)      11,228
Sales of Series
 C preferred
 stock (net of
 issuance cost
 of $20)*.......                                     1,041,730   7,272                                                   7,272
Exercise of
 stock
 options*.......                                                          127,832      37                                   37
Issuance of
 common stock
 for services*..                                                           16,990      30                                   30
Exercise of
 stock options
 for notes
 receivable*....                                                          476,625     775       (775)                      --
Issuance of
 stock options
 to
 consultants*...                                                                       13                                   13
Repurchase of
 common stock in
 exchange for
 notes
 receivable*....                                                          (84,687)    (21)         5                       (16)
Repayment of
 notes
 receivable*....                                                                                  39                        39
Net loss*.......                                                                                           (8,637)      (8,637)
                  --------- ------ --------- ------- --------- ------- ----------  ------    -------     --------      -------
Balances, March
 31, 1999*......  5,592,804 $4,351 3,562,000 $17,873 2,135,690 $14,910 12,127,563  $1,913    $(1,579)    $(27,502)     $ 9,966
                  ========= ====== ========= ======= ========= ======= ==========  ======    =======     ========      =======

* Unaudited

                See notes to consolidated financial statements.

                     Alteon WebSystems, Inc. and Subsidiary

                     Consolidated Statements of Cash Flows
                                 (in thousands)

                          Period from
                         March 18, 1996    Years Ended       Nine Months Ended
                         (Inception) to      June 30,            March 31,
                            June 30,    -------------------  ------------------
                              1996        1997      1998       1998      1999
                         -------------- --------  ---------  --------  --------
                                                                (Unaudited)
Cash flows from
 operating activities:
 Net loss..............      $ (274)    $ (7,785) $ (10,806) $ (7,392) $ (8,637)
 Adjustments to
  reconcile net loss to
  net cash used in
  operating activities:
 Depreciation and
  amortization.........         --           264        907       622     1,232
 Deferred rent.........         --            65         93        (2)      227
 Issuance of common
  stock for services...           5           13         83        60        30
 Issuance of stock
  options to
  consultants..........         --             7         17        17        13
 Changes in assets and
  liabilities:
  Accounts receivable..         --           (90)    (2,477)   (2,100)   (1,277)
  Inventory............         --          (431)    (4,474)   (3,650)    2,320
  Prepaid expenses and
   other current
   assets..............          (1)         (88)      (177)     (211)     (106)
  Accounts payable.....          90          745      1,606     3,528      (222)
  Accrued compensation
   and related
   liabilities.........          88          475        665       789       218
  Other accrued
   expenses............          61          239      1,239       934     1,614
                             ------     --------  ---------  --------  --------
   Net cash used in
    operating
    activities.........         (31)      (6,586)   (13,324)   (7,405)   (4,588)
                             ------     --------  ---------  --------  --------
Cash flows from
 investing activities:
 Purchases of property
  and equipment........        (139)        (644)    (2,049)   (1,561)   (2,140)
 Other assets..........         (25)         (19)       (24)       (7)       21
                             ------     --------  ---------  --------  --------
   Net cash used for
    investing
    activities.........        (164)        (663)    (2,073)   (1,568)   (2,119)
                             ------     --------  ---------  --------  --------
Cash flows from
 financing activities:
 Net proceeds from sale
  of preferred stock...       3,993       16,228      8,141       504     7,273
 Borrowings under note
  payable..............         --         1,500      1,535       --      1,240
 Repayments of note
  payable..............         --           --         (90)      --       (510)
 Proceeds from exercise
  of stock options, net
  of repurchases.......          33           62         42       (91)       20
 Repurchase of
  founder's stock......         --           --         (42)      --        --
 Repayment of note
  receivable for common
  stock................         --           --          11        53        39
 Repayment of capital
  lease obligations....         --          (130)      (197)     (145)     (170)
 Repayment of
  borrowings under line
  of credit............         --           --         --        --       (802)
 Borrowings under line
  of credit............         --                      802       --
                             ------     --------  ---------  --------  --------
   Net cash provided by
    financing
    activities.........       4,026       17,660     10,202       321     7,090
                             ------     --------  ---------  --------  --------
Net increase (decrease)
 in cash and
 equivalents...........       3,831       10,411     (5,195)   (8,652)      383
Cash and equivalents,
 beginning of period...         --         3,831     14,242    14,242     9,047
                             ------     --------  ---------  --------  --------
Cash and equivalents,
 end of period.........      $3,831     $ 14,242  $   9,047  $  5,590  $  9,430
                             ======     ========  =========  ========  ========
Noncash investing and
 financing activities:
 Conversion of note
  payable to preferred
  stock................      $  --      $  1,500  $     --   $    --   $    --
 Property acquired
  under capital
  leases...............      $  --      $  1,026  $     --   $    --   $    --
 Exercise of stock
  options for notes
  receivable, net of
  repurchases..........      $  --      $    225  $     634  $    269  $    754
Additional cash flow
 information:
 Interest paid.........      $  --      $     75  $     167  $    102  $    204
 Taxes paid............      $  --      $      1  $       1  $    --   $      2

                See notes to consolidated financial statements.

                     Alteon WebSystems, Inc. and Subsidiary

                   Notes to Consolidated Financial Statements
      Period from March 18, 1996 (Inception) to June 30, 1996, Years Ended June 30, 1997 and 1998 and (Unaudited) Nine Months Ended March 31, 1998 and
                                      1999

1.Organization and Significant Accounting Policies

  Organization--Alteon WebSystems, Inc., formerly Alteon Networks, Inc., and Acteon Networks, Inc. (the "Company"), develops, markets and supports Web data center products which are designed to meet the challenges of managing Web traffic as well as providing the high performance and availability of networking infrastructure solutions. The Company was incorporated in Delaware on March 18, 1996. The Company was considered a development stage company until April 1997 when it began shipping product.

  Basis of Consolidation--The consolidated financial statements include the Company and its wholly-owned subsidiary, Alteon WebSystems International, Inc. (a Delaware corporation). All significant intercompany accounts and transactions are eliminated in consolidation.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Concentration of Credit Risk--Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and equivalents and accounts receivable. Risks associated with cash equivalents are mitigated by banking with creditworthy institutions. To reduce credit risk, the Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when considered necessary, but generally requires no collateral. The Company maintains allowances for potential bad debt losses.

  Financial Instruments--The Company's financial instruments include cash and equivalents, notes receivable from stockholders and long-term obligations. At June 30, 1997 and 1998, the fair values of these financial instruments approximated their financial statement carrying amounts.

  Cash and Equivalents--The Company considers all highly liquid investments purchased with a maturity of three months or less at the date of acquisition to be cash equivalents. Included in cash and equivalents are interest bearing certificates of deposit, rates from 4.45% to 4.7%, totaling $6.3 million at March 31, 1999.

  Inventory--Inventory is stated at lower of standard cost (first-in, first-out) or market.

  Property and Equipment--Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives ranging from two to five years or the lease term, if shorter.

  Revenue Recognition--Revenue is generally recognized upon shipment unless significant vendor obligations remain. Service contract revenue is recognized over the life of the service contract agreement. Revenues are recorded net of sales returns and allowances. Product warranty costs are accrued when revenue is recognized.

  Research and Development--The costs of the development of hardware products and enhancements to existing hardware products are expensed as incurred. The costs for the development of new software products which are included in the hardware products and substantial enhancements to such existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs

                     Alteon WebSystems, Inc. and Subsidiary

      Period from March 18, 1996 (Inception) to June 30, 1996, Years Ended June 30, 1997 and 1998 and (Unaudited) Nine Months Ended March 31, 1998 and
                                      1999

would be capitalized. Because the Company believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility, no costs have been capitalized to date.

  Stock-Based Compensation--The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (APB) No. 25, Accounting for Stock Issued to Employees.

  Loss Per Common Share--Basic loss per common share is computed by dividing loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period (excluding shares subject to repurchase). Diluted loss per common share is computed by dividing loss attributable to common stockholders by the weighted average number of common shares and potentially dilutive common securities outstanding for the period. Potentially dilutive common shares are excluded from the computation in loss periods as their effect would be antidilutive.

  Unaudited Pro Forma Information--The unaudited pro forma balance sheet presents the Company's balance sheet as if the following had occurred at March 31, 1999: the conversion upon the closing of such initial public offering of each share of preferred stock to one and one-half shares of common stock. Estimated proceeds from the common shares to be issued as a result of such initial public offering are excluded.

  New Accounting Pronouncements--In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards
(SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 will be effective for the Company's fiscal year ending June 30, 2001. The Company believes that this statement will not have a significant impact on its financial results.

  In March 1998, the American Institute of Certified Public Accountant, or AICPA, issued Statement of Position, or SOP, No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP No. 98-1 requires that entities capitalize certain costs related to internal-use software once certain criteria have been met. SOP No. 98-1 will be effective for Alteon's fiscal year ending June 30, 2000. The Company believes that this statement will not have a significant impact on its financial results.

  Foreign Currency Transactions--The majority of the Company's sales and expenses are denominated in US dollars. Gains or losses from foreign currency translation are included in other income and were insignificant for all periods presented.

2.Inventory

  Inventory consists of the following (in thousands):

                                                          June 30,
                                                         -----------  March 31,
                                                         1997  1998     1999
                                                         ---- ------ -----------
                                                                     (Unaudited)
   Raw materials........................................ $200 $2,046   $1,773
   Work in process......................................  126    755      447
   Finished goods.......................................  --     184      149
   Inventory at manufacturer in Thailand................  105  1,921      217
                                                         ---- ------   ------
                                                         $431 $4,906   $2,586
                                                         ==== ======   ======

                     Alteon WebSystems, Inc. and Subsidiary

      Period from March 18, 1996 (Inception) to June 30, 1996, Years Ended June 30, 1997 and 1998 and (Unaudited) Nine Months Ended March 31, 1998 and
                                      1999

3.Property and Equipment, Net

  Property and equipment, net consist of the following (in thousands):

                                                       June 30,
                                                     --------------   March 31,
                                                      1997    1998      1999
                                                     ------  ------  -----------
                                                                     (Unaudited)
   Computers, equipment and software................ $1,469  $3,294    $4,192
   Furniture and fixtures...........................    300     327       642
   Leasehold improvements...........................     40     237     1,158
                                                     ------  ------    ------
                                                      1,809   3,858     5,992
   Accumulated depreciation and amortization........   (261) (1,168)   (2,392)
                                                     ------  ------    ------
                                                     $1,548  $2,690    $3,600
                                                     ======  ======    ======

4.Line of Credit

  During fiscal 1998, the Company obtained a revolving bank line of credit, under which the Company could borrow up to $1,500,000 subject to a $750,000 sublimit on letter of credit issuances. In December 1998, the line was increased to $3 million. The line of credit will mature in December 1999. At June 30, 1998, there was $802,098 outstanding under the revolving bank line of credit and the Company had no outstanding irrevocable letters of credit. In fiscal 1999, all outstanding amounts were repaid. At June 30, 1998 and March 31, 1999 borrowings under the line of credit agreement bear interest at a rate equal to three quarters of one percentage point (.75%) and one half of one percentage point (0.5%) above the bank's prime rate (8.50% and 7.75% at June 30, 1998 and March 31, 1999) and are collateralized by substantially all of the Company's assets. The line of credit also contains restrictive covenants, including a minimum quick ratio of 1.5:1 and tangible net worth as defined by the agreement of at least $7.5 million. At June 30, 1998 the Company had received a waiver for noncompliance with the covenants. At March 31, 1999, the Company was in compliance with all covenants.

5.Other Accrued Expenses

  Accrued expenses consist of the following (in thousands):

                                                          June 30,
                                                        ------------  March 31,
                                                        1997   1998     1999
                                                        ----- ------ -----------
                                                                     (Unaudited)
   Deferred revenue.................................... $ --  $  667   $  574
   Accrued warranty....................................    50    350    1,030
   Marketing and related accruals......................   --     160      307
   Deferred rent.......................................    65    159      386
   Sales tax payable...................................    52     56       42
   Other...............................................   123    231    1,002
                                                        ----- ------   ------
                                                        $ 290 $1,623   $3,341
                                                        ===== ======   ======

6.Note Payable to Bank

  The Company entered into a borrowing arrangement in March 1998 which was modified in December 1998 to borrow up to $4,000,000 for the purchase of equipment. At June 30, 1998 the borrowings bore interest at a rate equal to one percentage point (1%) above the bank's prime rate (8.50% at June 30, 1998). In fiscal 1999, the borrowings bear interest at a rate equal to three quarters of one percentage point (0.75%) above the bank's prime rate (7.75% at March 31, 1999) and are collateralized by a continuing security interest in all equipment collateral, as defined in the agreement. Each draw on the loan is payable in 34 equal monthly installments of principal and interest. At June 30, 1998 and March 31, 1999, the Company had approximately $1,440,000 and $2,175,000 outstanding respectively, payable through December 2000.

                     Alteon WebSystems, Inc. and Subsidiary

      Period from March 18, 1996 (Inception) to June 30, 1996, Years Ended June 30, 1997 and 1998 and (Unaudited) Nine Months Ended March 31, 1998 and
                                      1999


7.Lease Commitments

  Equipment with a net book value of approximately $820,000, $478,000 and $221,302 at June 30, 1997, 1998 and the nine months ended March 31, 1999, respectively (net of accumulated amortization of approximately $206,000, $548,000 and $805,000, respectively), was leased under capital leases. Under the lease agreement, the Company has the option to make a balloon lease payment equal to 20% of the equipment's original purchase price or to extend the lease for an additional 12 months at the end of the lease period at a rate of 1.85% per month of the equipment's original purchase price.

  The Company leases its primary facilities under noncancelable operating leases expiring through April 2003. Rent expense was approximately $19,000, $270,000, $414,000, $200,000 and $1,010,000 in the period from March 18, 1996
(inception) to June 30, 1996, fiscal 1997 and 1998 and the nine months ended March 31, 1998 and 1999, respectively. In connection with a lease entered into in May 1998, the Company committed approximately $974,000 related to leasehold improvements and the lease is secured by a $697,000 letter of credit.

  Effective September 1998, the Company subleased one of its facilities. The cash received from this lease was $118,000 for the nine months ended March 31, 1999. The cash to be received over the 33-month lease term is $573,000. Effective July 1999, the Company subleased a portion of another facility for 34 months. The cash to be received are $1,221,000.

  At June 30, 1998, minimum future lease payments are as follows, excluding sublease income discussed above (in thousands):

   Year Ending                                                 Capital Operating
    June 30,                                                   Leases   Leases
   -----------                                                 ------- ---------
   1999.......................................................  $ 329   $1,073
   2000.......................................................    390    1,314
   2001.......................................................    141    1,450
   2002.......................................................    --     1,233
   2003.......................................................    --       977
                                                                -----   ------
   Total minimum lease payments...............................    860   $6,047
                                                                        ======
   Amount representing interest...............................   (160)
                                                                -----
   Present value of minimum lease payments....................    700
   Current portion............................................    232
                                                                -----
   Long-term capital lease obligations........................  $ 468
                                                                =====

8.Stockholders' Equity

 Convertible Preferred Stock

  Significant terms of the convertible preferred stocks are as follows:

  . Every share of Series A, Series B, Series C and Series D preferred stock is convertible into one share of common stock at the option of the holder, subject to certain antidilution adjustments. Each share of preferred stock will automatically convert upon the earlier of the closing date of an underwritten public offering of the Company's common stock at an offering price of at least $9.60 and aggregate proceeds which are at least $10,000,000 or upon the affirmative election of the holders of at least a majority of the shares of the Series preferred.

                     Alteon WebSystems, Inc. and Subsidiary

      Period from March 18, 1996 (Inception) to June 30, 1996, Years Ended June 30, 1997 and 1998 and (Unaudited) Nine Months Ended March 31, 1998 and
                                      1999


  . Holders of the preferred stock are entitled to one vote for each share of common stock into which such shares may be converted.

  . Stockholders are entitled to receive annual noncumulative dividends in preference to holders of common shares, if and when, declared by the Board of Directors. The dividend rate for Series A, Series B, Series C and Series D preferred stock per share per annum is $0.06, $0.40, $0.56, and $0.68, respectively. No dividends have been declared as of March 31, 1999.

  . In the event of a merger, consolidation, sale, transfer or lease of all or substantially all of the Company's assets, stockholders of Series A, Series B, Series C and Series D preferred stock are entitled to receive $0.77, $5.00, $7.00 and $8.50, respectively, plus any declared and unpaid dividends with respect to such shares. After the payment of the full liquidation preference to the preferred stockholders, any remaining assets of the Company will be distributed to the common stockholders.

 Restricted Stock

  The Company has the right to repurchase the unvested portion of restricted common stock at the original purchase price. The Company's right to purchase these shares expires over 48 months from the grant date. At March 31, 1999, 550,535 shares outstanding are subject to repurchase.

  Additionally, certain officers and employees exercised unvested stock options with full recourse notes. The related shares of common stock are subject to repurchase by the Company at the original purchase price per share upon the purchaser's cessation of service prior to the vesting of such shares. The restricted stock continues to vest in accordance with the terms of the original stock option. The related notes bear interest at 6.5% and mature three years from the loan date. At March 31, 1999, 3,667,270 outstanding shares of such stock were subject to repurchase.

 Stock Options

  Under the 1996 Stock Option Plan (the "1996 Plan"), incentive stock options may be granted to employees and nonstatutory stock options may be granted to employees, consultants and directors to purchase up to 8,540,000 shares of common stock. Incentive stock options are granted at fair market value (as determined by the Board of Directors) at the date of grant; nonstatutory options may be granted at 85% of fair market value. Options are exercisable at any time with any unvested shares subject to repurchase at the original exercise price. Options generally vest over four years and expire ten years from the date of grant. Upon a change in ownership of the Company (as defined in the 1996 Plan), 25% of the unvested shares become vested.

 Stock-Based Compensation

  During 1998 and the nine months ended March 31, 1998 and 1999, the Company issued common stock to certain nonemployees in exchange for services. The fair value of such stock issuances totaled $83,000, $60,000 and $30,000 in 1998, and the nine months ended March 31, 1998 and March 31, 1999, respectively, and were expensed in the period the services were performed.

  The Company has granted stock options to nonemployees with a fair value of $17,000, $14,000 and $13,000 for fiscal 1998 and the nine months ended March 31, 1998 and March 31, 1999, respectively, which are being expensed over the vesting period of the options.

                     Alteon WebSystems, Inc. and Subsidiary

      Period from March 18, 1996 (Inception) to June 30, 1996, Years Ended June 30, 1997 and 1998 and (Unaudited) Nine Months Ended March 31, 1998 and
                                      1999


  Option activity under the Plan is as follows:

                                                                      Weighted
                                                                      Average
                                                            Number    Exercise
                                                          of Shares    Price
                                                          ----------  --------
   Outstanding, July 1, 1996.............................     52,500   $0.05
     Granted (weighted average fair value of $0.02 per
      share).............................................  6,579,327    0.09
     Exercised........................................... (4,892,014)   0.05
     Canceled............................................   (184,125)   0.05
                                                          ----------
   Outstanding, June 30, 1997 (107,377 options
    exercisable).........................................  1,555,688    0.21
     Granted (weighted average fair value of $0.13 per
      share).............................................  3,237,375    0.49
     Exercised........................................... (1,985,592)   0.38
     Canceled............................................   (440,096)   0.17
                                                          ----------
   Outstanding, June 30, 1998 (356,607 options
    exercisable).........................................  2,367,375    0.45
     Granted (weighted average fair value of $0.35 per
      share).............................................  2,268,000    0.79
     Exercised...........................................   (604,457)   0.20
     Canceled............................................   (444,031)   0.51
                                                          ----------
   Outstanding, March 31, 1999 (698,198 options
      exercisable) (unaudited)...........................  3,586,887   $0.71
                                                          ==========

  Additional information regarding options outstanding as of June 30, 1998 is as follows:

                                      Options Outstanding    Options Exercisable
                                   ------------------------- --------------------
                                       Weighted
                                       Average      Weighted             Weighted
                                      Remaining     Average              Average
        Range of         Number    Contractual Life Exercise   Number    Exercise
     Exercise Prices   Outstanding     (Years)       Price   Exercisable  Price
     ---------------   ----------- ---------------- -------- ----------- --------
          $0.05           180,000        8.43        $0.05      67,880    $0.05
           0.33         1,174,050        9.07         0.33     260,126     0.33
           0.67         1,013,325        9.70         0.67      28,601     0.67
                        ---------        ----        -----     -------    -----
      $0.05--$0.67      2,367,375        9.29        $0.45     356,607    $0.33
                        =========                              =======

 Additional Stock Plan Information

  As discussed in Note 1, the Company continues to account for its employee stock-based awards using the intrinsic value method in accordance with APB No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements, because the fair value of common stock at the grant date is not greater than the option exercise price.

  SFAS No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net loss had the Company adopted the fair value method as of the beginning of fiscal 1996. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company's stock option awards. These models also require subjective assumptions, including estimated stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the minimum value method

                     Alteon WebSystems, Inc. and Subsidiary

      Period from March 18, 1996 (Inception) to June 30, 1996, Years Ended June 30, 1997 and 1998 and (Unaudited) Nine Months Ended March 31, 1998 and
                                      1999

with the following weighted average assumptions: expected life, 60 months; average risk-free interest rates, approximately 6.3% in 1997 and 5.6% in 1998; and no dividends during the expected term. The Company's calculations are based on a single option valuation approach, and forfeitures are recognized as they occur. If the computed fair values of the 1996 awards had been amortized to expense over the vesting period of the awards, pro forma net loss for 1996 would not have been materially different from the net losses reported in the accompanying consolidated statements of operations. If the computed fair values of the 1997 and 1998 awards had been amortized to expense over the vesting period of the awards, pro forma net loss for 1997 and 1998 would have been approximately $7,825,000 and $10,933,000, respectively.

9.Income Taxes

  No federal income taxes were provided in 1996, 1997, and 1998 due to the Company's net operating losses. The provision for income taxes for these periods represents state minimum franchise taxes. Deferred tax assets have been fully reserved as the Company believes that due to its history of operating losses and the expiration dates of the carryforwards, it is more likely than not that such benefits will not be realized.

  The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate to the loss before income taxes as follows:

                                      Period from
                                     March 18, 1996 Years Ended     Nine Months
                                     (Inception) to  June 30,          Ended
                                        June 30,    -------------    March 31,
                                          1996      1997    1998       1999
                                     -------------- -----   -----   -----------
                                                                    (Unaudited)
   Taxes computed at federal
    statutory rate.................      (35.0)%    (35.0)% (35.0)%    (35.0)%
   State income taxes, net of
    federal benefit................       (5.8)      (6.7)   (8.4)      (7.9)
   Federal research and development
    credit.........................        --        (1.7)   (4.1)      (4.3)
   Other...........................        0.2        --     (4.1)       9.8
   Change in valuation allowance...       40.6       43.4    51.6       37.4
                                         -----      -----   -----      -----
     Total provision...............        -- %       -- %    -- %       -- %
                                         =====      =====   =====      =====

  Deferred tax assets (liabilities) are comprised of the following (in thousands):

                                                    June 30,
                                                 ----------------   March 31,
                                                  1997     1998       1999
                                                 -------  -------  -----------
                                                                   (Unaudited)
   Accruals and reserves........................ $   240  $ 1,054   $  1,873
   Net operating loss and tax credits carried
    forward.....................................   1,774    5,758      8,026
   Depreciation.................................     --       141        356
   Capitalized expenses.........................   1,475    2,116      2,047
                                                 -------  -------   --------
   Total gross deferred tax asset before
    valuation allowance.........................   3,489    9,069     12,302
   Valuation allowance..........................  (3,489)  (9,069)   (12,302)
                                                 -------  -------   --------
   Net deferred tax asset....................... $   --   $   --    $    --
                                                 =======  =======   ========

  At June 30, 1998, the Company had federal and state net operating loss carryforwards of approximately $12,750,000 and $1,350,000 available to reduce future federal and state taxable income, respectively. The federal and state carryforwards begin to expire in 2012 and 2005, respectively. The Company also has research

                     Alteon WebSystems, Inc. and Subsidiary

      Period from March 18, 1996 (Inception) to June 30, 1996, Years Ended June 30, 1997 and 1998 and (Unaudited) Nine Months Ended March 31, 1998 and
                                      1999

and development credit carryforwards of approximately $955,000 and $453,000 available to offset future federal and state income taxes, respectively, as of June 30, 1998. These federal carryforwards begin to expire in 2012. The Company also has a state investment tax credit of approximately $136,000 as of June 30, 1998 which begins to expire in 2007. The extent to which the loss and credit carryforwards can be used to offset future taxable income or taxes may be limited, depending on the extent of ownership changes within any three-year period as provided by Section 382 of the Internal Revenue Code and applicable California state tax law.

10.Contingencies

  The Company is involved in litigation in the normal course of business. Management does not believe the ultimate outcome of any such matters will have a material adverse effect on the Company's consolidated financial statements.

11.Business Segment and Geographic Information

  The Company operates in only one reportable segment.

  The Company had sales, net of sales returns, to individual customers in excess of 10% of sales as follows:

                                                        June 30,     March 31,
                                                        ----------  -------------
   Customer                                             1997  1998  1998    1999
   --------                                             ----  ----  -----   -----
                                                                    (Unaudited)
   A...................................................  35%   10%     10%     11%
   B...................................................  49%   42%     49%    -- %
   C................................................... -- %   14%     17%    -- %
   D................................................... -- %  -- %    -- %     13%
   E................................................... -- %  -- %    -- %     12%

  The Company had accounts receivable from individual customers in excess of 10% of gross accounts receivable as follows:

                                                        June 30,     March 31,
                                                        ----------  -------------
   Customer                                             1997  1998  1998    1999
   --------                                             ----  ----  -----   -----
                                                                    (Unaudited)
   A...................................................  55%  -- %     18%     12%
   B................................................... -- %   12%     30%    -- %
   C...................................................  15%  -- %    -- %    -- %
   D................................................... -- %  -- %     10%    -- %
   E................................................... -- %   10%    -- %     22%

  Sales to unaffiliated customers by geographic area are as follows (in thousands):

                                          Period from
                                         March 18, 1996 Years Ended  Nine Months
                                         (Inception) to   June 30,      Ended
                                            June 30,    ------------  March 31,
                                              1996      1997  1998      1999
                                         -------------- ---- ------- -----------
                                                                     (Unaudited)
   North America........................     $ --       $152 $ 9,709   $14,620
   Europe...............................       --          9     426     1,577
   Japan................................       --         17   2,981     1,114
   Other Asia...........................       --        --      456     1,077
                                             -----      ---- -------   -------
     Total..............................     $ --       $178 $13,572   $18,388
                                             =====      ==== =======   =======

                     Alteon WebSystems, Inc. and Subsidiary

      Period from March 18, 1996 (Inception) to June 30, 1996, Years Ended June 30, 1997 and 1998 and (Unaudited) Nine Months Ended March 31, 1998 and
                                      1999

  Operating income (loss) by geographic area is as follows (in thousands):

                                Period from
                               March 18, 1996                        Nine Months
                               (Inception) to Years Ended June 30,      Ended
                                  June 30,    ---------------------   March 31,
                                    1996        1997        1998        1999
                               -------------- ---------- ----------  -----------
                                                                     (Unaudited)
   North America..............     $(293)     $  (7,768) $  (11,864)  $(10,031)
   Europe.....................       --             (25)        (75)       471
   Asia.......................       --            (113)        812        734
                                   -----      ---------  ----------   --------
     Total....................     $(293)     $  (7,906) $  (11,127)  $ (8,826)
                                   =====      =========  ==========   ========

  Substantially all of the Company's long-lived assets are in the United
States.

12.Net Loss Per Share

  The following is a reconciliation of the denominators used in computing basic and diluted net loss per share (in thousands):

                                   Period from
                                  March 18, 1996 Years Ended  Nine Months Ended
                                  (Inception) to   June 30,       March 31,
                                     June 30,    ------------ -----------------
                                       1996      1997   1998    1998     1999
                                  -------------- ----- ------ -------- --------
                                                                 (Unaudited)
  Shares (denominator):
  Weighted average common shares
   outstanding...................     4,227      6,939 10,775   10,708   11,845
  Less weighted average common
   shares outstanding subject to
   repurchase....................     3,658      5,428  5,824    6,038    4,600
                                      -----      ----- ------ -------- --------
  Shares used in computation,
   basic and diluted.............       569      1,511  4,951    4,670    7,245
                                      =====      ===== ====== ======== ========

  For the period from March 18, 1996 (inception) to June 30, 1996 and for fiscal 1997 and 1998, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded in the computation of diluted net loss per share in the periods presented as their effect would have been antidilutive. Such outstanding securities consist of the following at June 30, 1998: 10,248,764 shares of preferred stock and options to purchase 2,367,375 shares of common stock. There were 8,408,315 and 5,672,312 shares subject to repurchase by the Company at June 30, 1997 and 1998, respectively.

13.Related Party Transactions

  During 1998 and the nine months ended March 31, 1998 and March 31, 1999, the Company had net sales to a related party stockholder of $1,357,000, $938,000 and $2,105,000, respectively. The related amounts receivable were $224,000, $421,000 and $579,000, respectively. During the same periods, the Company had net sales to another related party stockholder of $1,928,000, $1,724,000 and $530,000, respectively. Net prepaid amounts from this customer were $613,000, $818,000 and $528,000, respectively.

  Manufacturing services have been provided by a related party in 1998 and the nine months ended March 31, 1999. The total value of inventory purchased from the related party is $1,023,000 and $6,107,000, respectively.

                     Alteon WebSystems, Inc. and Subsidiary

      Period from March 18, 1996 (Inception) to June 30, 1996, Years Ended June 30, 1997 and 1998 and (Unaudited) Nine Months Ended March 31, 1998 and
                                      1999


14.Subsequent Events

  In June 1999, the Company issued 2,494,832 shares of Series D preferred stock at a price of $8.50 per share for gross proceeds of $21,206,072. In addition, the Company amended the conversion ratio such that every share of Series A, Series B, Series C and Series D of preferred stock is convertible into one and one-half shares of common stock.

  During June 1999, the Company effected a stock split of three shares of common stock for every two shares of outstanding common stock. In addition the Board approved an increase in the number of authorized shares of common and preferred shares. All share and per share amounts in these financial statements have been adjusted to give effect to this stock split and increase in authorized shares.

  Also, the Company amended the 1996 Plan which became the 1999 Equity Incentive Plan and approved an increase in the number of shares authorized to 18,810,000.

                                   * * * * *

                  [ Description of Inside Back Cover Graphic]


     [Graphic depicts profile of screaming man. Caption states "Because people hate (really hate) web wait". Graphic also contains reproductions of our products including WebICs, Web Switches, Web OS and Server Adapters. The graphic contains our name and logo in the lower right hand corner with the phrase, "Web Speed for e-Business". The graphic also has the following captions:

     "WebICs

     Custom network processing semiconductors with embedded RISC processors form the heart of Alteon Web switches and server adapters enabling high performance and scalability.

     Web Switches

     Alteon Web switches deliver high availability and performance. Our WebICs and distributed architecture support high-speed switching at Ethernet, IP and Web session layers.

     Web OS

     Web OS Internet traffic management software integrated within Alteon Web switches. Services include: local and global server load balancing, cache, firewall and router load balancing, high availability, server security and bandwidth management.

     Server Adapters

     Gigabit Ethernet adapters with server offloading capabilities increase Web server performance."

                                       Shares




                                  Common Stock


                                 -------------

                                   PROSPECTUS
                                       , 1999

                                 -------------


                                Lehman Brothers

                         BancBoston Robertson Stephens

                           Thomas Weisel Partners LLC

                                    Part II

                    Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the Nasdaq National Market listing fee and the NASD filing fee.

   SEC registration fee................................................ $14,178
   NASD filing fee.....................................................   5,600
   Nasdaq National Market listing fee..................................  48,750
   Printing and engraving costs........................................ 175,000
   Legal fees and expenses............................................. 400,000
   Accounting fees and expenses........................................ 200,000
   Blue Sky fees and expenses..........................................  15,000
   Transfer Agent and Registrar fees...................................  10,000
   Directors and Officers Insurance....................................
   Miscellaneous expenses..............................................
                                                                        -------
     Total............................................................. $
                                                                        =======

--------
*To be filed by amendment

Item 14. Indemnification of Directors and Officers

  As permitted by Delaware law, our amended and restated certificate of incorporation provides that no director of ours will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

  .  for any breach of duty of loyalty to us or to our stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  .  under Section 174 of the Delaware General Corporation Law; or

  . for any transaction from which the director derived an improper personal benefit.

  Our amended and restated certificate of incorporation further provides that we must indemnify our directors and executive officers and may indemnify its other officers and employees and agents to the fullest extent permitted by Delaware law.

  In addition, our amended and rested bylaws provide that:

  . we are required to indemnify its directors and officers to the fullest extent permitted by Delaware law, subject to limited exceptions;

  . we may indemnify our other employees and agents to the extent that we indemnify our officers and directors, unless otherwise required by law, our certificate of incorporation, our bylaws or agreements;

  . we are required to advance expenses to our directors and executive officers as incurred in connection with a legal proceedings against them for which they may be indemnified; and

  . the rights conferred in the bylaws are not exclusive.

  We have entered into indemnification agreements with each of our directors and some of our officers. These agreements, among other things, require us to indemnify each director and officer for expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Alteon, arising out of the person's services as our director or officer, any subsidiary of ours or any other company or enterprise to which the person provides services at our request.

  The underwriting agreement (Exhibit 1.1) will provide for indemnification by the underwriters of Alteon, our directors, our officers who sign the registration statement, and our controlling persons for some liabilities, including liabilities arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

  All the share amounts and prices per share set forth below have been adjusted to reflect the 3 for 2 split of our common stock in June 1999 and are presented on an as converted to common stock basis.

  Since inception, we have sold and issued the following unregistered securities:

  (1) From March 1996 to June 1999, we granted stock options to purchase an aggregate of 14,821,002 shares of common stock at exercise prices ranging from $0.05 to $5.67 per share to employees, consultants, directors and other service providers pursuant to our 1999 Equity Incentive Plan.

  (2) From April 1996 to June 1999 we issued an aggregate of 1,235,315 shares of common stock to consultants at prices ranging from $0.0067 to $5.10 per share.

  (3) In April 1996, we issued an aggregate of 4,404,255 shares of common stock to 4 purchasers at $0.0067 per share for an aggregate purchase price of $29,362.

  (4) In May 1996 we sold an aggregate of 7,792,206 shares of Series A preferred stock to 13 purchasers at $0.51 per share for an aggregate purchase price of $3,999,999.

  (5) In September 1996 we sold an aggregate of 462,750 shares of Series A preferred stock to 15 purchasers at $0.51 per share for an aggregate purchase price of $237,545.

  (6) In December 1996 we sold 75,000 shares of Series A preferred stock to 1 purchaser at $0.67 per share for an aggregate purchase price of $50,000.

  (7) In February 1997 we sold 12,000 shares of Series A preferred stock to 2 purchasers at $0.67 per share for an aggregate purchase price of $8,000.

  (8) In March 1997 we sold 3,750 shares of Series A preferred stock to 1 purchaser at $1.67 per share for an aggregate purchase price of $6,250.

  (9) In April 1997 we sold 22,500 shares of Series A preferred stock to 1 purchaser at $1.17 per share for an aggregate purchase price of $26,250.

  (10) In April 1997 we sold 21,000 shares of Series A preferred stock to 1 purchaser at $1.67 per share for an aggregate purchase price of $35,000.

  (11) In May 1997 we sold an aggregate of 5,217,000 shares of Series B preferred stock to 37 purchasers at $3.33 per share for an aggregate purchase price of $17,390,000.

  (12) In August 1997 we sold an aggregate of 45,000 shares of Series B preferred stock to 3 purchasers at $3.33 per share for an aggregate purchase price of $150,000.

  (13) In September 1997 we sold an aggregate of 30,000 shares of Series B preferred stock to 1 purchaser at $3.33 per share for an aggregate purchase price of $100,000.

  (14) In February 1998 we sold an aggregate of 51,000 shares of Series B preferred stock to 1 purchaser at $5.00 per share for an aggregate purchase price of $255,000.

  (15) In June 1998 we issued an aggregate of 1,640,940 shares of Series C preferred stock to 24 purchasers at $4.67 per share for an aggregate purchase price of $7,663,189.

  (16) In July 1998 we issued an aggregate of 1,562,595 shares of Series C preferred stock to 9 purchasers at $4.67 per share for an aggregate purchase price of $7,292,110.

  (17) In June 1999 we issued an aggregate of 3,742,248 shares of Series D preferred stock to 44 purchasers at $5.67 per share for an aggregate purchase price of $21,206,072.

  (18) In July 1999 we issued an aggregate of 7,752 shares of Series D preferred stock to 1 purchaser at $5.67 per share for an aggregate purchase price of $43,928.

  The sales and issuance of securities described in paragraphs (1) and (2) above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 of the Securities Act in that they were offered and sold either pursuant to a written compensatory benefit plan or pursuant to a written contract relating to compensation, as provided by Rule 701.

  The sales and issuances of securities described in paragraphs (3) through
(18) above were deemed to be exempt from registration under the Securities Act by virtue of Rule 4(2) or Regulation D promulgated thereunder. With respect to the grant of stock options and restricted stock awards described in paragraph
(1), an exemption from registration was unnecessary in that none of the transactions involved a "sale" of securities as such term is used in Section 2(3) of the Securities Act.

  Appropriate legends are affixed to the stock certificates issued in the aforementioned transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16. Exhibits and Financial Statement Schedules

  1.1* Form of Underwriting Agreement.

  3.1 Amended and Restated Certificate of Incorporation of Registrant, as currently in effect.

  3.2 Amended and Restated Certificate of Incorporation of Registrant to be filed upon the closing of the offering made pursuant to this Registration Statement.

  3.3  Bylaws of the Registrant, as currently in effect.

  3.4 Amended and Restated Bylaws of Registrant to be filed upon the closing of the offering made pursuant to this Registration Statement.

  4.1* Specimen Common Stock Certificate.

  4.2 Investor Rights Agreement dated June 30, 1999 between Registrant and holders of the Registrant's Series A Preferred Stock, Series B Preferred
       Stock, Series C Preferred Stock and Series D Preferred Stock.

  5.1* Opinion of Cooley Godward LLP.

 10.1  Form of Indemnity Agreement.

 10.2  1999 Equity Incentive Plan and related documents.

 10.3  1999 Employee Stock Purchase Plan.


 10.4  License and Stock Purchase Agreement dated April 19, 1996 between
       Registrant and Essential Communications Corporation.

 10.5  Loan and Security Agreement dated March 20, 1998 between Registrant and
       Silicon Valley Bank, as modified on May 29, 1998, July 15, 1998,
       September 4, 1998 and December 8, 1998.

 10.6  Master Equipment Lease Agreement dated September 9, 1996 between
       Registrant and Phoenix Leasing Incorporated and related schedules and attachments.

 10.7  Lease Agreement dated December 24, 1997 between Registrant and South San
       Jose Interests, as amended on April 20, 1998.

 10.8  Sublease dated April 7, 1999 between Registrant and Silicon Valley
       College.

 10.9  Memorandum of Understanding between Registrant and International
       Manufacturing Services, Inc. (Celestica Thailand Ltd.)

 10.10 Offer letter from Registrant to Mr. Joe T. Booker dated January 17, 1997 and related side letter dated May 9, 1997.

 10.11 Offer letter from Registrant to Mr. Barton M. Burstein dated December 2,
       1996.

 10.12 Offer letter from Registrant to Ms. Selina Y. Lo dated January 17, 1997.

 10.13 Offer letter from Registrant to Mr. Dominic P. Orr dated October 11,
       1996.

 10.14 Offer letter from Registrant to Mr. Shirish S. Sathaye dated May 5,
       1997.
 21.1  List of Subsidiaries

 23.1  Consent of Deloitte & Touche LLP, Independent Auditors, and Report on
       Schedule.

 23.2* Consent of Cooley Godward LLP (included in Exhibit 5.1).

 24.1  Power of Attorney (contained on signature page).

 27.1  Financial Data Schedule.

--------
*  To be filed by amendment
  (b)Financial Statement Schedules

    Schedule II--Valuation and Qualifying Accounts and Reserves

Item 17. Undertakings

  The registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereinto duly authorized, in the City of San Jose, State of California, on the 9th day of July, 1999.

                                          ALTEON WEBSYSTEMS, INC.

                                                     /s/ Dominic P. Orr
                                          By:__________________________________
                                                       Dominic P. Orr
                                                Chief Executive Officer and
                                                         President

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dominic P. Orr and James G. Burke, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

              Signature                          Title                   Date

          /s/ Dominic P. Orr           Chief Executive Officer       July 9, 1999
______________________________________  President and Director
            Dominic P. Orr              (Principal Executive
                                        Officer)

          /s/ James G. Burke           Chief Financial Officer       July 9, 1999
______________________________________  (Principal Finance and
            James G. Burke              Accounting Officer)

          /s/ Joe T. Booker            Vice President of             July 9, 1999
______________________________________  Operations and Director
            Joe T. Booker

            /s/ Tench Coxe                      Director             July 9, 1999
______________________________________
              Tench Coxe

        /s/ Andrew W. Verhalen                  Director             July 9, 1999
______________________________________
          Andrew W. Verhalen

           /s/ Adam Grosser                     Director             July 9, 1999
______________________________________
             Adam Grosser

                     Alteon WebSystems, Inc. and Subsidiary

                 Valuation and Qualifying Accounts and Reserves
            Period from March 18, 1996 (Inception) to June 30, 1996
                   and the Years Ended June 30, 1997 and 1998
                                 (in thousands)

                                     Additions  Reclassifications
                          Balance at Charged to    and Charges               Balance at
                          Beginning  Costs and      to Other                   End of
Description               of Period   Expenses      Accounts      Deductions   Period
-----------               ---------- ---------- ----------------- ---------- ----------
Period from March 18,
 1996 (inception) to
 June 30, 1996:
Allowance for doubtful
 accounts...............     $--        $--           $--            $--        $--
Product return reserve..      --         --            --             --         --
Accrued product
 warranty...............      --         --            --             --         --

Year ended June 30,
 1997:
Allowance for doubtful
 accounts...............      --         --            --             --         --
Product return reserve..      --          70           --             --          70
Accrued product
 warranty...............      --          50           --             --          50

Year ended June 30,
 1998:
Allowance for doubtful
 accounts...............      --         150           --             --         150
Product return reserve..       70        245           --             --         315
Accrued product
 warranty...............       50        300           --             --         350

                                 Exhibit Index

   1.1* Form of Underwriting Agreement.
   3.1 Amended and Restated Certificate of Incorporation of Registrant, as currently in effect.
   3.2 Amended and Restated Certificate of Incorporation of Registrant to be filed upon the closing of the offering made pursuant to this Registration Statement.
   3.3  Bylaws of the Registrant, as currently in effect.
   3.4 Amended and Restated Bylaws of Registrant to be filed upon the closing of the offering made pursuant to this Registration Statement.
   4.1* Specimen Common Stock Certificate.
   4.2 Investor Rights Agreement dated June 30, 1999 between Registrant and holders of the Registrant's Series A Preferred Stock, Series B
        Preferred Stock, Series C Preferred Stock and Series D Preferred Stock.
   5.1* Opinion of Cooley Godward LLP.
  10.1  Form of Indemnity Agreement.
  10.2  1999 Equity Incentive Plan and related documents.
  10.3  1999 Employee Stock Purchase Plan.
  10.4  License and Stock Purchase Agreement dated April 19, 1996 between
        Registrant and Essential Communications Corporation.
  10.5  Loan and Security Agreement dated March 20, 1998 between Registrant and
        Silicon Valley Bank, as modified on May 29, 1998, July 15, 1998,
        September 4, 1998 and December 8, 1998.
  10.6  Master Equipment Lease Agreement dated September 9, 1996 between
        Registrant and Phoenix Leasing Incorporated and related schedules and attachments.
  10.7  Lease Agreement dated December 24, 1997 between Registrant and South
        San Jose Interests, as amended on April 20, 1998.
  10.8  Sublease dated April 7, 1999 between Registrant and Silicon Valley
        College.
  10.9  Memorandum of Understanding between Registrant and International
        Manufacturing Services, Inc. (Celestica Thailand Ltd.)
  10.10 Offer letter from Registrant to Mr. Joe T. Booker dated January 17,
        1997 and related side letter dated May 9, 1997.
  10.11 Offer letter from Registrant to Mr. Barton M. Burstein dated December
        2, 1996.
  10.12 Offer letter from Registrant to Ms. Selina Y. Lo dated January 17,
        1997.
  10.13 Offer letter from Registrant to Mr. Dominic P. Orr dated October 11,
        1996.
  10.14 Offer letter from Registrant to Mr. Shirish S. Sathaye dated May 5,
        1997.
  21.1  List of Subsidiaries.
  23.1  Consent of Deloitte & Touche LLP, Independent Auditors, and Report on
        Schedule.
  23.2* Consent of Cooley Godward LLP (included in Exhibit 5.1).
  24.1  Power of Attorney (contained on signature page).
  27.1  Financial Data Schedule.

--------
*  To be filed by amendment.